001

MOLSON

File No. 82-2954

SEC MAIL PROCESSING SECTION RECEIVED OCT 27 2003 WASH., D.C. 188

03032987

SUPPL

October 23, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Madam/Sir:

Subject **Molson Inc. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Molson Inc., a corporation organized under the laws of Canada ("Molson"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Molson is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by endorsing the enclosed copy of this letter and returning the same to us in the enclosed self-addressed, stamped envelope.

Yours truly

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 590-6358
E-mail: cxgagnon@molson.com

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Encl.

10/30

EXHIBIT LIST

File No. 82-2954

Exhibit No.	Description	Date	Page
485	▪ Press Release "Molson to Continue to Build Shareholder v Value Through Optimization of the Current Footprint"	Sept. 16/03	004
	▪ Transcript of Investor Meeting on International Strategy Study (audio by webcast)	Sep. 16/03	006
	▪ Press Release "Molson Denies it is Open for Bids"	Sept. 17/03	045
	▪ Slides from Investor Meeting (by webcast)	Sept. 16/03	046
	▪ Press Release "Molson Denies it is Open for Bids"	Sept. 17/03	077
	▪ Transcript of conference at CIBC World Markets (audio by webcast)	Sep. 19/03	078
	▪ Slides from conference at CIBC World Markets (by webcast)	Sept. 19/03	086
	▪ Press Release "Molson issues C$200 Million of Unsecured Floating Rate Medium Term Notes"	Sept. 22/03	099
	▪ Transcript of conference at Scotia Capital Event (audio by webcast)	Sept. 23/03	100
	▪ Slides from conferece at Scotia Capital Event (by webcast)	Sept. 23/03	107
	▪ Certificate Under Multilateral Instrument 45-102 - Resale of Securities - filed with the Nova Scotia and Ontario Securities Commissions (filed SEDAR)	Sept. 25/03	117
	▪ Report Form 1 – Change in Outstanding and Reserved Securities filed with the TSX for September 2003	Oct. 7/03	118
	▪ Report Form 3 – Change in Directors/Officers filed with the TSX	Oct. 7/03	125

EXHIBIT LIST (cont'd)

File No. 82-2954

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business Editors:
Molson to continue to build shareholder value through optimization of the current footprint

MONTREAL, Sept. 16 /CNW Telbec/ - In a webcast briefing for investors and shareholders, Molson Inc. today presented the conclusions of the recently completed international study, outlining the Corporation's focus for the coming two to three-year period that will deliver sustainable shareholder value.

In April 2003, Molson undertook a review of the international study it had initially conducted in 1999, and that had led to the acquisition of Cervejarias Kaiser. This new study covered all five continents, the main brewers and brand portfolios in each country, the population demographics as well as the prospects for beer consumption in these markets.

The study identified several industry highlights:

- The brewing industry world-wide is continuing to consolidate at an accelerated pace, though the consolidation level is still low compared to other consumer goods categories;
- The largest brewers are increasingly international in focus;
- The big five brewers each have world-wide presence; and
- Deal multiples have increased significantly over the past two to three years and, as a result, many industry transactions have not been value creating for shareholders.

"Molson has moved up from 21st to 15th in international volume rank over the past three years, yet it has not followed the pace of consolidation," explained Daniel J. O'Neill, President and CEO of Molson Inc. "That said, the study was extremely useful in that it demonstrated that at current valuation multiples, participating in consolidation for the sake of participating would not lead to value creation. It has allowed us to validate the significant value potential of Molson's current international footprint. Therefore, Molson's international strategy will start with strong execution in current markets - Canada, the U.S. and Brazil with future M&A activity not being a requirement in the short-term. M&A activity could take place in the mid-term and would be undertaken if it could incrementally enhance shareholder value, above and beyond the current footprint."

Daniel J. O'Neill reiterated that within Canada, which holds most of the value creation potential, profitable share gain will be the top priority; in Brazil, realizing the significant market and operational opportunities will deliver strong upside; and in the U.S., the largest imported beer market in the world, success will mean doubling volume levels and establishing Molson as one of the top three import brands. "If Molson can deliver the tremendous value potential of its current footprint - Canada, Brazil and the U.S. -, the advantages of delaying further international expansion far outweigh the risks of not moving aggressively and the Corporation could generate EBIT in excess of $1 billion by fiscal 2009," added Daniel J. O'Neill.

Molson Inc. (TSX: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Marca Bavaria, Kaiser and Bavaria.

This press release contains forward-looking statements reflecting

management's current expectations regarding future operating results, economic performance, financial condition and achievements of the Corporation. Forward-looking statements are subject to certain risks and uncertainties and actual results may differ materially. These risks and uncertainties are detailed in Molson filings with the appropriate securities commissions and include risks related to foreign exchange, commodity prices, tax matters, foreign investment and operations as well as contingent liabilities. The Corporation undertakes no obligation to update or revise any forward-looking statements publicly.

%SEDAR: 00001968EF

/For further information: Media Sylvia Morin, Vice President, Corporate Affairs, (514) 590-6345; Investors and analysts, Danielle Dagenais, Vice President, Investor Relations, (514) 599-5392/

(MOL.A. MOL.B.)

CO: MOLSON - INVESTORS; MOLSON - NEWS ROOM

CNW 09:47e 16-SEP-03

EVENT: WEBCAST EVENT – MOLSON INC.

RESERVATION :(CNW Montreal)

TIME: 09:00

REFERENCE: MOLSON INC.-WC-091603.DOC

LENGTH: 170:00 minutes

DATE: SEPTEMBER 16, 2003

MOLSON INC. 2003 INVESTOR MEETING WEBCAST

International Strategy Study, by Mr. Daniel J. O'Neill

DANIEL J. O'NEILL (President and Chief Executive Officer – Molson Inc.): Good morning, everybody. Thanks for coming, first off, and what we're going to try to do in the next hour and a half or two hours, I guess, is tell you what we're not going to do, and what we're not going to do is go out and buy some... another company or try to make another acquisition. So I'll give you that conclusion up front so that if anyone is worried about that, they can breathe easier. It took us probably four months and a couple million dollars to realize that it would not be appropriate at this time to do that.

And also, the other big point I think that's critical is that we usually have our annual meeting in March. This is definitely a little earlier than March, and the reason we're having it is because we have the data. It was completed. We felt that there was some, conclusions that we wanted to share and that we could provide some guidance with respect to not doing things and really in some other areas where we really wanted to improve what we were doing and where we want to focus.

A couple of key points I think are we're not planning on getting big for the sake of getting big. We're going to concentrate on what we have for the next several years, a minimum of two, I would think, and we will generate a heck of a lot of cash and we're not going to go and spend that cash foolishly as we have historically, buying up whatever happens to be out there, specialty chemical companies or special training companies, or whatever it happens to be. That's not the intent, and Brian will talk to you about what we want to do with that cash.

Before I get into the information that I have, we've taken a 408-page deck, which is here, which I actually carried over here to show you we do have it, and tried to focus it down into I think 44-45 pages there that we've handed out. And it's a little bit difficult to be able to synthesize and to clarify and to really conclude into a realistic direction, if you haven't seen all the data. So if you have questions, by all means, interrupt and ask. We try to do basically the best of what we could and tried to bring it down into meaningful information.

The other point that I think is relevant in this case too is at the same time we did the analysis, I didn't want to spend four months or five months and a lot of people's time in the company and a lot of money and then hand out that data to everybody in the world because it's on the web and as much as we trust each other in this room, I'm sure we all have friends that we would give the deck to someone and they would give it to someone else.

So we really didn't want it to be in the hands of competition in an hour and a half after the meeting because it's pretty valuable to us. So and especially when it's on the web, it can go to anyone. So we try to... we excluded a lot of data, a lot of pages where there was a lot of numbers but tried to give you a good overview. And if you have questions that you're really interested in, we can probably give you some more of that data.

One of the big sections that we left out, we analysed a ton of companies around the world and really got into acquisitions they had made. Yet, we didn't get into those and share a lot of those numbers with you to say, well, this one worked and this one didn't and here's what the ratios were and this is why it worked.

And so we didn't go into a particular acquisition, but we'll try to share with you everything we can. And as I said, we're pretty open. If you have questions, by all means, ask and we'll either tell you we can't answer or we will answer the best we can. Okay?

I'm going to talk for about 50 minutes and I apologize for that. I try to keep it to about 30, but 50 is the way this is going to work out. Brian is going to go up and give you the impact for the financials. We'll have a break, questions and answers, and then I've asked Les to come in and he's been with us one month and I said "Tell them everything you know".

So he's a little bit nervous because he hasn't been put in a group this hostile before, so I warned him that it could be deadly. But anyways, he's going to try and answer your questions and give you some perspective and you can all ask what's happening with share, and he'll give you his impression after 30 days with the organization. I'll be dying to hear his answers personally.

Consolidating market challenges iMolson, a lot of this you remember, we did this study three and a half years ago and this to us was an update. And a lot of predictions that we made, three and a half or four years ago, it was valuable to see did they come true? So you'll see a lot of references to the other study and where we found gaps, we had to fill gaps.

But the beer market continues to consolidate. The pace has actually accelerated. It's much faster than we had thought originally. The concentration, although it's still very low – I'll show you some charts on that in a minute – when you compare it to other categories, and a big one is the cola industry. I think the cola, two brands, represents 72 percent of the business, when you compare (inaudible) down in the 30s. So it's a dramatic difference. So there's still, we feel, consolidation to happen. And the pace is quick.

But one thing we felt – and there's a lot of data that substantiates that – there's probably going to be a shift to much larger multi-geographic deals. The potential major transaction is A-B. What's A-B going to do with all this cash? And they continue to be strong and they're huge in the United States. They have avoided the big acquisition in the past. Will they come to the party and play?

I'm not sure. Everyone is wondering, but most people think they will step up in the next two to three years. That'll be a huge transaction. And we did a lot of work on who and why and where that could be and how that would impact us.

AmBev continues to do things in South America, and they do it quite rapidly. You know, a lot of people, there's a lot of rumours about A-B and AmBev. The question would be who would buy whom? That would be an interesting perspective on how that would go about it.

Heineken, since the death of Freddie Heineken 12-14 months ago, you can see they all of a sudden have taken on huge debt. Their stock has dropped and they continue to buy a lot of things out there and their statement of their management is that will continue.

Coors is probably going to be in a position to do something and/or Interbrew. You know, Interbrew just continues to buy and it's almost, if you look at any of their numbers, it's let's get big for the sake of being big.

Molson has not kept up with the pace of consolidation. It's incredible. Despite moving up from number 21, we went to like number 12. Now, we're back to 15, you now. And that's really been, as these big guys join together and all these consolidations, we're getting smaller relative and the gap between us and the four big guys is actually increased despite us adding, doubling our volume over the last two years.

So we're smaller relative to the big guys in the marketplace, which is really surprising. The gap to the average of the top four brewers has increased from 60 million hec to 90 million, a huge difference. And you think, holy geez, we did all this and we're smaller relative to these guys? That's the way it is and you don't realize that until you put the numbers together.

And do you want to go faster? That's the question that the whole pace has accelerated.

International volume rank, Molson's rank has improved from 16 to 14. We've got a way to go. I think we can move faster in that area and we will. However, participation for participation's sake, is likely to destroy value. The deal multiples have increased significantly over the last two to three years, deals subject to intense market scrutiny, and I'll show you some charts there and I think we've kept all the numbers in on

those pages and you'll be surprised. We'll show year to year, like 88-89, 90-91. We don't go back that far, actually. We'll go to 98 I think and up. But you'll see that multiples are getting higher and higher and higher and it's quite surprising of where will that end?

Molson's position remains to build sustainable shareholder value and remain one of the top performing beer companies, as measured by shareholder value. The global growth strategy is one element of a broad value creation agenda.

Now, I'll get into some charts here, just for the sake of letting you have some background. It's quite interesting from the point of the global beer market remains concentrated. The top ten (inaudible...) brewing and here are the big markets. You can just see where they are and the compounded growth rate; it's an interesting chart to see where you want to play it.

And it also helps to understand A-B's recent move into China and what they paid and why they're there. We're in Brazil, obviously big market ad. Canada put out this chart. Before it was only the top ten, but I thought one of the questions today would be where is Canada in this thing? So we added Canada last evening to the chart, so it's 13th.

Mexico, a lot of people start talking about it, a big market we talked about in our live presentation. We spent a couple of years trying to do something in Mexico and really didn't move the ball ahead very far.

And you'll see some other charts later on why that might not have been such a bad idea not to do that because of the situation in the marketplace.

Here's the chart I was talking about earlier, the soft drinks at 79 percent concentration, tobacco, spirits, and if you look at that here, beer at only 32. So it's still really low. And you look at Interbrew's strategy of kind of the regional global brewer or their global regional brewer I think their phrase is. It's not a bad strategy when you think of we want... there's no big brand that goes all the way around the world. Regional tastes are really important and therefore, the focus on regions is a pretty interesting perspective and pretty valuable.

So you look at it and you say who are the big guys? I'm sure most of you know that if you can get this data pretty quickly. SABMiller was a big acquisition, the South African brewers of Miller. A-B is a profit situation way beyond everyone else, Heineken, Interbrew, and you just look at where they've come from over the years and you can see some big gains. Heineken, as I said, has done a ton of acquisitions in the last 18 months. As Freddie Heineken would never allow them to take debts, so they were really restricted and they would traditionally buy like 20 percent of a company and own it for the next 30 years and try to move that 20 to 25. As soon as he died, they just took out debt like crazy and I think it's at a billion right now, I'm not sure of the number. It's in that range.

Consolidation is expected to continue going forward. The wild card is A-B, as I mentioned, and you know, because of their high cash generation. And these were just quotes: Brewers still looking to consolidate. I mean, here is Millers' point of view and this was prior to their acquisition.

Heineken, there are still ample opportunities to acquire breweries with national or cross-border positions, which offer sufficient added value for shareholders and can help quote profits.

So they're still out there. Interbrew, the company, is still in a consolidation arena, interested in fewer, more strategic deals which reinforce the existing positions. And I've met with the new CEO and I think his attitude is probably fewer, but they're going to continue, for many of his.

Analysts expect four to five global players to emerge. I think we all know that. That's pretty consistent who would those big guys be and how do they consolidate to get there?

Specific analysts' predictions, further consolidation in UK, Germany and China, I'll show you a couple of those later why that makes sense.

And Scottish & Newcastle is a potential acquisition target. You see, one of the things that we think about Europe that's quite interesting and may be an opportunity for us, nothing that would rush that, is when you look at the company, if you really believe that there will be further consolidation, and you look at Europe and say well, most of the big companies can't buy something that would in four or five countries because

it's mostly the big guys have a leading share in one of those countries, so most likely, if there's a big acquisition in Europe, there has to be a partner involved in that.

And if you look at the Scottish & Newcastle case, and you'd say, well, would Heineken be able to buy Scottish & Newcastle? Well, they couldn't because they would get unbelievably high shares and the government would restrict them in certain countries. But then maybe in Eastern Europe, it would be awesome for them to buy Scottish & Newcastle and it would clearly fit a profile.

So when you look at that and look at Europe as a total, most of the acquisitions that would occur, the big ones, if they go forward, they'd probably have to have a partner to work with them. And is that an opportunistic area that someone could come in and say hey, look, we can sit back and be this partner or someone can be that partner because you're not restricted in Europe and you could maybe get through a very strong position in two or three countries and not be that... and get it at a better multiple and come in kind of as an opportunity.

That's a strategy. That's an idea, maybe not a strategy. How are we going to pursue that? We're not going to pursue too much for the next couple of years, but we are going to keep our ear to the ground and see what's going on and always at least be aware. But we're not going to aggressively pursue anybody.

But when you look at a lot of those beer companies, especially in Europe, they're so overlapping in which countries each one, they'll be a market leader in one and not in another, and if they bought something that was in that particular country, it would make them way beyond the leadership rules allowed. So they will be looking for partners to be able to go forward. And that's why I think our partnerships that we have, and one of the things we concluded in our study is that the partnership situation is critical for us and we have to maintain those, and not only maintain them but nurture them.

These are charts that you'll see, largest brewers increasing their international focus. You can go down the chart. It's interesting A-B, on the far left, the top brewers are (inaudible) international volumes. Well, A-B doesn't. They have been doing fairly well. And some of the others, SAB does, and they're not doing so hot and again in terms of their overall performance.

Interbrew, about the same as they were. But this is a chart you can look. It's not too critically important and you can look at it yourself.

Extensive search for potential deals, (inaudible). Our study looked at. Initially, we considered all potential targets. I mean, it was like a very wide study. We began the process by considering top-three brewers in the 20 largest global brewing markets. We narrowed that list to interesting opportunities. We find the list based on several criteria – what we thought was available, the market position, the value creation potential, affordability from our size because we're quite small, the ownership structure and would it fit with Molson?

We conducted a really in-depth analysis, a full review of the interesting targets to assess the attractiveness. And then we went down into a lot of fundamentals. So that was the process.

And I will share with you some of the general commentaries of each one of the markets and I'll go into each one of these markets. The regional analysis conducted across all geographies. So we went to Western Europe, eastern Europe, Africa – we did the whole thing. These numbers, last evening, we were going through and saying well, what numbers can we give? And people said you can't give all those numbers. It would be very hard to follow to get those.

I said, well, we've got to give people some perspective. In some numbers, the group one (inaudible) and so we sat here and were having this argument last evening about what we should really share and not share.

But I think this is valuable for everyone to get a perspective on what's out there and I think it's just interesting to have. So I'll go through two or three pages on each one of the regions.

Western Europe is one of the large establish beer markets with little or no growth. The top markets obviously are Germany and the UK; and are expected to continue to shrink, actually.

Southern Europe – Spain, Italy, Portugal and Greece, Scandinavian markets – we anticipate will grow quite slowly. But then again, you have these little tiny local breweries that are big but they're small in

terms of, they're big regionally but small nationally. And you sit there and you say, what would that bring us, except a very competitive situation in another country. And we're already in a couple of competitive situations in countries, so do we need to add more of that to our situation?

Beer markets are mostly locked up by top global brewer players. Heineken, Interbrew, Carlsberg and S&N own key players in local markets. So when you look at western Europe, and you look around the world and you compare western Europe is fully developed and you sit there and you go man, these people have just used their home country and gone a little bit of distance away and did all these controlling situations to make them very strong.

Germany, as you all know, is still highly fragmented but showing signs of consolidation. Over the last six months there has been a lot of activity in Germany to show that there are people wanting to sell and move forward there. But, boy, there's like 100 brewers of significance.

These are just the large developed countries are not growing. Many of the southern countries are offering small growth. And you can see the numbers there and you look at the UK, the size. The big element of UK is the number – we'll show this later – and the interesting point about UK is the number of foreign brands that make up that total number. It's an incredible large amount of receptivity of foreign brands, which we knew last time.

We really tried to understand it a little better of why that is, and it's quite interesting because you think, you go to your local pub and have your local beer. Well, you don't necessarily go to your... you may go to your local pub but you're not drinking a local beer. And we'll share those numbers later. But that will give you some perspective in overall size.

Eastern Europe. The majority of Eastern Europe markets expected to continue to grow rapidly, driven by Russia, Poland, the Ukraine and Turkey. Established beer markets in the Czech Republic; as we know, the per capita consumption is the highest in the world in the Czech Republic and Slovakia is stagnant. The key market is already locked up. SAB, Heineken and Interbrew have been investing in Europe since the early 90s. Only Russia is currently fragmented with the top key competitors, Interbrew and Carlsberg, and that's a real battle. There's a lot of acquisitions there of who's going to buy what next to be a little bigger than the other.

And the uncertainty obviously in Russia is you know, you're getting another Brazil or maybe even more uncertainty. And before we did Brazil, we looked at an acquisition in Russia. I had never been to Russia, actually. It was quite interesting, actually. We spent two weeks there and we looked at the market, studied the market and we bid on it, but much, much lower than the winning bid. Heineken got it for probably three times that we bought (inaudible). And the company has certainly not come anywhere close to delivering the numbers.

So how many of these developing countries or uncertainties do you want to get yourself into? Not many. And I think that's an important conclusion because we have to manage what we have in our current footprint, better than we're currently managing it.

The majority of the countries, there's the numbers there for you. You can look through those at your own interest.

South America. South American markets are rapidly growing and relatively under-penetrated by global giants. And I'm like if you're putting this chart up there, everyone is going to say oh, they're going to do more in South America. We're not going to do more in South America, I don't think, as I don't think we're going to do more in eastern Europe, all right?

The beer volume and growth are concentrated in Brazil, where we are, 57 percent of consumption and 51 percent of volume growth we forecast to be in Brazil.

There's only three other countries where the beer volume is greater than ten million hec, Venezuela, which is a very developed beer market, pretty low per-cap consumption. Colombia, which is 15 million hec, and there's one company that has about 98 percent of that share and the company brand is Bavaria. And Argentina, 13 million hec and AmBev has just moved in there and bought Philis(?) about a year ago. There's some uncertainty going legally, but pretty much they own that marketplace.

So when you look at the two, the major countries, the Bavaria company has, purchased three or four companies in the last year, and so they have like a 95 or 98 share in Colombia, they've got a 70 or 80 share in Peru. They have about an 80 share in Panama. They've got about 80 share in Ecuador and they're going around buying some stuff up. So they're going to probably be the number-two competitor in South America. You'll have AmBev and them and if we can get our act together in Brazil, just in Brazil by ourself, we could probably become the third brewer.

AmBev, CCU and Quilmes, CCU and Quilmes are now the same, the three regional leaders. AmBev is the leading consolidator in the region, as they bought Quilmes and part of the CCU. Currently, as plans expand in Peru and Guatemala, both Heineken and A-B have minority stakes in CCU. CCU is a company out of Chile and Chile is a pretty small country. It's a lot smaller than us and it has a much smaller beer market. I think you can see that in the slide here.

You can see the relative size. You can see where Chile comes in. Total consumption is four million hec. So it's not a big market when you go down here. I mean, we've had approaches from Coca-Cola that if we come in and do some work with their bottlers, and try to do joint programs in a couple of these countries to enter the beer market, to help them improve the overall profitability of their bottlers in Paraguay and Uruguay for sure.

And you know, we've talked about again some things down in Argentina, but we're not willing to do that at this point in time, although it would be an interesting entry point if we wanted to some day. And I think it also substantiates how Coca-Cola is pretty satisfied which what we're doing as bottlers in Brazil or they wouldn't be chatting about that.

So that's pretty positive and the opportunities with Coke, by the way, are getting much stronger as we're actually now starting to join. One of the bottlers announces I think next week, we begin next week actually producing... they're going to use their can filling lines to fill beer for us, which will help reduce our capital expense in certain regions where we don't have canning right now. And so we've got a really good relationship going with Coca-Cola and it continues to improve. So there may be opportunities there in the long way, which would be a much cheaper way to enter a country.

Asia-Pacific, a part of the world that I don't know very well. Les knows it pretty well as he's lived there a few years. Asia-Pacific market is split between high growth developing nations. China is the largest obviously with 59 percent of the volume in return to markets in Japan. Large Chinese beer market is expected to grow at five percent.

It's very important, and the one big learning is when you talk about China, you really are talking about a land mass that's probably too hard for us to imagine. We should be talking about little pieces of the country if we were really going to talk about it effectively and look at it.

The second-tier beer market is Thailand, Vietnam and the Philippines are also expected to grow and we think we can address a lot of these with export opportunities, which I'll talk to you about later, and (inaudible) has done it quite effectively and we feel, we don't need to go into these markets but we could export our product, or varying products, to these countries to address it. So we don't have any intent in going into these markets at this point in time.

And the regional concentration is intensifying. But China is unbelievably still fragmented, as I mentioned, but beginning to consolidate. But, boy, it's a long way from consolidation. You're not talking Canada or the United States. It's fragmented beyond. The true meaning of fragmented is China, from the beer industry.

In North America, you guys all know this probably as well as I do. North America is the largest established market dominated by the US, 77 percent of the volume. I think it's really good to just her these points because it really clarifies where we are as a company. The US and Canada are no doubt slow-growth markets, each home to two to three large brewers and a number of small craft brewers.

You'll see when I put up the chart, the craft brewers are about the same size in each country. It's quite interesting, in terms of the percentage.

Mexico is expected to experience moderate growth by 2010, but a duopoly in which A-B and Interbrew have stakes in the key players, and when you look at that marketplace, the dominance of those two partners doesn't allow you much opportunity to get in there.

Now, there are ways to get in on small scales and we've had a lot of requests over the last six months since we started talking about our export interest of people who would like to bring us in and distribute us in certain areas. But the volumes aren't huge in doing that. If you have an export policy and have a plan, it might be worthwhile to do it, but it's not going to bring home tons of profit to us.

Suggested options for Molson in North America, build our regional strength. The US, further to the string of beads, we had originally thought we could find one or two companies that we could identify for over the next five years that we'd like to do internationally. We were referring to those as pearls, and so something that came up in the US, are there a string of beads that you could put together that would give you significance?

And we added a chart last evening that I thought would be interested in showing. And I'll show that. I think it's in two charts from now. It's an interesting chart to look at. But there's a similar chart to what you've seen relative size of markets. You look at the US and you look at Canada, it's pretty, pretty... You forecast that in terms of the overall size.

We added an extra chart here and it gives you a little more definition on whom they are and where they are. You see the "others" category up here, at the top. It's 14 percent in the US and 14 percent in Canada. It doesn't really exist in Mexico, which is one of the things that several people think there's an opportunity in Mexico to bring in the other group. But A-B's situation is pretty fabulous here. Modelo, who are the owner of Corona, is pretty fabulous in this situation.

So 49 and 56, really solid, and being in such a large market with that type of profit pool and the ability to raise price is a very nice situation.

This is the point that one of the charts that we added last evening was I thought would be interesting because when we talk about those strings of beads and you say could you go out – is this in your book? You've got it. Oh, that's the key. If you don't have that part, you're in deep doodoo.

The point being is we looked at where the core markets were of certain breweries around the United States to get a feel to say could we, if we were capable? Remember, we've got this 225 million – I always say 227 – 225 million tax loss carry-forwards available in the US. So you sit there and you say they start running out in 2007. Is there an opportunity to use them or use them effectively or use them as leverage? Could we come in with one of our partners, Coors, and say look, could we look at some of these markets where we could really do something?

So this was kind of the base. Now, this doesn't say they're going to go and buy something in the US. That isn't the point. The point is there are regional brewers in the US that would really support a much more national picture. It would also provide us the required volumes to have a much more effective selling organization, and help offset some of those prices.

So this would be nice to have, but are any of these things for sale? I doubt it. Have I talked to some of these people? Yes. Are they for sale? No, okay? So it's really hard.

I mean, I've met with some of these brewers six times, seven, eight, ten times. And there's a matter of meeting probably another ten. Will they become available? Possibly. Okay, but when you look at them, I mean Fat Tire is North of Denver, an hour and a half drive. If you're in any of these states, you would have drunk Fat Tire, I guarantee you 100 percent. In my refrigerator in my home in Colorado, my sons have it filled with Fat Tire. I empty it every time I go and put back in Molson, and you know it is a great local beer, and it's done in the mountains and it's very common in the mountains, okay?

And that's the concentration. It's owned by a husband and wife and, they live in a little town beside a brook and the brewery's there and you ride your bicycle to see it on Saturday. It's the way it is, but it's an unbelievably successful beer, only sold (inaudible) and rather the same type of thing. Fat Tire, if you look it up, that's the name of the actual brand. New Belgium Beer Company is actually the name of the company.

The Boston Beer, we know where that is. Pretty much around the country. But their real concentration is in northeast and California. Most people think it's only in northeast, but it is in California as well.

So you look at that and you say there are some interesting opportunities. Do we think we can do anything with them? It would be a time type of a situation and I'm not sure. But it would certainly solidify our

position. But that's going after a lot of little guys, and integrating them and all that work. That's a lot of work in terms of... not so much a lot of work from a negative point of view. I don't think any of us are afraid of a lot of work, but relative to the value you can create. So these are other opportunities, and we have looked at other opportunities as well.

Moving away from the region, the active consolidation worldwide since 1999 has been 25 billion in deals, okay – which is an amazing number – and we just listed them for you, which is incredible from the largest brewers down.

But you know, you look at Interbrew, the fourth on the list, and just start reading off what they've bought, where they've bought it. It's an incredible amount of effort and work in integration and consolidation and you look at the multiples they paid and you say – I think it's on the next page, actually. It's two pages, anyway – you look and you say how is it ever going to pay out?

Either someone has got a very long payout. If you think the beer industry is going to be around for another 200 years or 100 years to 500 years and you say well, maybe that's the payout they're looking for. If you really believe that consolidation relative to the cola industry, maybe you could get there. But, boy, it's really difficult to figure out when these things are going to pay out and at what multiples. That will come up.

The market is consolidating, as we've talked about, faster but not leading to value creation. On the right-hand side is the pace of growth since 1999 for the top four brewers, driven mainly by acquisitions. Increasing competitive deals. Average deal multiple has increased from 7.7 in mid-90s to 10.2 over the last three years. And some of them, as you know, if you look at the Beck situation, it is 14-15 percent.

Acquisitions not leading to total shareholder returns, a three-year top four brewers' average, total share of return is 1.9 percent; A-B, Heineken, SAB and Interbrew. These guys didn't play in the acquisition parade. These three did very aggressively and you can see on the previous page, so you sit here, going what's going on and why are we in business in the first place?

Another chart which solidifies this, over ten years, many brewers have created value. Over three years, value creation has been much more difficult as it's gone into the acquisitions, and the chart, you can see the guys in the bottom part of the graph. I mean, Boston Beer traded value. What have they done? They launched a new product locally. They launched a light beer. It grew probably 20 percent volume and they've seen the returns. They've also bought back a lot of their own stock. But, so you can see the return.

Carlsberg surprised me on this chart because if you had asked me, I did not think they would be on the positive side of the line.

Coors, despite an acquisition in the UK, but then again, it's a developing country... It's a developed country, excuse me, and you know, with huge cash returns and they bought a market share. They are very high in the market, one of the leading products.

And A-B is sitting there year in, year out, delivering. And all the other guys are just below the line and suffering.

Modelo, it's surprising to me that it's where it is, as they have not done much in terms of investment internationally. They continue to grow their brand. So that was a surprising one and that may reflect uncertainty in their country. But that one I would have thought would have been on the other side of the line.

Okay, this is the chart I was referring to earlier. I don't know on your, if you have the right-hand side of this deck, of this information, so you can madly start filling in as you see it up on the chart. But what the chart does, as I mentioned earlier, it takes deals earlier, all right, when back in 93 and 95, the price paid and the EBITDA multiple, and you can see the 9.3 being a high one, 6.4, 7.4, 8.1. If you go up this chart, you can see it goes to be quite significant as you move up.

And then we looked at some outside. We actually went to, I think, 40 analysts worldwide and said how did they do this at the time and then later and then tried to drop these into success factors. BBAG, for example, is 10.8. Now, our number that is in there for Kaiser is shown at 12.9. That's prior to the sale of 20 percent to Heineken. If you put that in, I think it came to 9.8. So relatively speaking, the 12 points, or

actually the 12.9, I go wait a second, that's not true. It's 9.8 and that was part of the deal that we made before we started to make the deal.

So you look at these and you see the numbers going up and you see the massive amount of money that people are paying and you say will these multiples come down, okay? Will some of these brands within the portfolio get sold? Will the selling price of individual brands in a country, if someone has bought businesses in three or four countries, will some of those brands be sold off at a lower multiple than the total package was sold for?

You know, if you look at... If I looked at Interbrew in the United States and said do I think they – this is Dan O'Neill, this isn't anyone else talking, okay – do I think they will sell off something in the United States? I'd say yes, probably. It would not surprise me. They've got some cash. They've got overlapping brands. They have too broad a portfolio for the sales force to organize. They either have to put in a whole new selling organization because they're selling so much, especially with the Beck situation, you say what are they going to do?

I wouldn't be surprised if they sold off one or two brands. And if they sold off one or two brands, obviously it wouldn't be Labatt's products. So what are they?

And those are the types of things that the study allows you to start thinking about and at least be prepared to do. Brand X gets sold, what's the value associated with that and would you be interested in and could you add that into your portfolio? So when I show the map of the small brands around the US, you also have to think is there pockets around the world where someone is going to be selling something? And I think there will be opportunities in that arena some time down the road. When? We're not rushed to find out, but I think those opportunities will come.

So are there any questions along here? I'm scooting along with a lot of data, but I hope you find... I don't know if you find, I never know standing up here if people find this interesting or not or if I'm the only one in the room that's interested. I quite like these charts. I'm somewhat biased, but if you think that, if you want me to go faster, just give me a sign to go faster, okay?

Molson's M&A activity may be a potential source for future growth in the medium term. So I'm not saying we're going to do this tomorrow. I don't even think we'll do anything in two to three years. And if I come back in 18 months and say guess what? We are doing something, you can check up on me and say well, hold on a second. You said it probably wouldn't be for three years. If it did, it would be more opportunistic than planned.

When we did the last study, we said in June that we wanted to go out and buy Kaiser, and that was in Brazil, and we had that very clear, we made that presentation to the board.

The presentation we made to the board a week ago was not that at all. The presentation we made to the board was we do not foresee doing anything in the next two to three years unless it's opportunistic. And then we try to explain what some of those deals could potentially be.

But to address the risk from continued market consolidation, this was an element to us. Will that impact the pace of consolidation we talked about? Molson is not keeping it up. What will that do as we become a little bit smaller in this going forward phenomenon? Major players are likely to almost double in the next ten years, and would that leave Molson sub-scale and could we compete?

Personally, I think we've proven that we can compete because of the... I'm going back to the point where it's not a global perspective, it's much more regional. You have a lot of regional loss.

The potential for sustained growth and value creation, maintains "skin in the game" by growing our capital base. We can put a lot of cash in the bank over the next 18 months, and we set a target to be back at our pre-debt levels at the end of September, pre-acquisition debt levels. Now, it's a bit false because we had money in the bank and Heineken paid us 200 million, so that helped us. But we should get there, and it's real close.

I set a target and he's been rushing around, trying to make it to the penny, and I think we'll probably be there at the end of the quarter. We (inaudible) but I don't think so. So you sit there and you go that's a pretty positive situation. So you think about it, how much is that 700 million when you take out the other parts and you can do that in 18 months?

Well, having that cash available, or using that cash to get short-term – and I'm not embarrassed to say this at all – to improve our shareholder performance in the short term by buying back stock or paying down debt or increasing the dividend, that's not such a bad thing to say. And realistically, those are the types of things we will do rather than going out and doing an acquisition.

And we had to re-present to the board at the next quarter, as we identify this cash coming in, where we're going to put it and get approval to do that.

But you know, in addition, the worse case, if you don't do any of those things, you're in a much better position from an overall equity point of view, to do something bigger and better with less risk two years down the road. So that's kind of where we sit now. And complete deals where Molson's position and skill set enhance deal value. I didn't write this. This was our consultants. The cost reduction potential, the lead market positions, duopoly markets, maintain balance of developed and developing markets. I'll show you some charts later on that.

Lessons for Molson from global brewers. That's pretty much said in most of these. Consistent, sustainable growth in core markets, and we can question how we're performing in Canada, and I think we'll talk about that at the end. But pretty basic comments on the last. Selective, disciplined international expansion.

And you know, I think those elements are pretty clear and pretty consistent of what we've spoken about in the past. Best brewers do not use international activity to offset performance at home to deliver both, a great motherhood statement of all times, and something that we're not doing very well on this part. And I thought we would have been doing better. We're doing reasonably well compared to a lot of companies, but not up to what we set as our targets.

Recommended next steps for M&A. Continue our dialogue within the industry, initiate and maintain contact with current partners. As I said earlier, we really want to enhance and nurture our relationship with our current partners. Discussions kept at a very senior levels and organizations. It's almost a CEO-to-CEO conversation base. Objective to maintain very open channels. We won't instigate deal activity, but we'll make sure that our partners know that hey, if you need someone to go along, if you're interested in doing something together, we'd be more than willing to do that.

And we haven't spoken to anyone about that at this point in time. Some of them will probably be finding it out as they're tuned in to the web presentation. Low level activity, I mean, I've had conversations with Coors for sure, and I've not had conversations... brief conversations with Heineken, for example. Low level activity to maintain our readiness, monitor new developments and keep our ear to the ground. Global industry evolution, deal activity, global brewer strategies, performance of potentially attractive players. So it's not get out and buy something as we thought it might be.

Most major brewers balance emerging market volume and presence in developing countries. It's pretty interesting when you look at the yellow being emerging markets. And we did a lot of work on here of what's holding back, example, the performance in the stock market (inaudible), though really improved recently. And you go across the chart, and it's real positive in terms of you know, we need that balance. That was one of the pieces of information that I gave out on the day of the acquisition, actually. It hasn't changed that much.

International activity needs to be evaluated relative to the potential to create value. I presented a chart to the board which had the values written on the right-hand side of this page, and I'm not going to give you those numbers. I can go over them point by point, but I figure you guys can calculate them yourself.

But the interesting point was, and I made it – there was a different (inaudible) one year – and I had said to the board, with our current footprint, if we meet this objective, this objective, this objective, this objective and this objective before here, we should be able to deliver X here.

Brian is going to share I think one of the numbers here, but you know, it came to you know at least doubling the stock price from where it is, given all the other variables. Now, can we do that?

I see a couple of assumptions that are pretty hard, so that actually the number that we had – and I did pull this back a little from the board – I said if we don't get to this share level, if we can get to this share level. And I did that in Canada and Brazil, and we've netted out with a number that showed us at least doubling the current stock price in the next four to five years.

And that's what we presented to the board because we quite honestly believe it and we feel quite confident we can deliver against those. We can talk about that chart at the end.

Molson's international strategy starts with the execution in the home market. Priority one is to deliver the tremendous value potential available in current business in Canada, obviously a driver of Molson's value creation potential. Priority is profitable share gain. We learned a ton, about eight months ago, when we did the study on A-B and what they've done and where they had achieved their biggest successes, I mean, even down to looking at the advertising differences between a Bud Light and a Bud and why those two were able to both grow, and one not decreasing and the other grow. So we got a good feel.

Have we done a good job at implementing that? No. That's clear. But we know what to do, just we haven't done it.

Brazil achieved its stated targets and established credibility in the M&A activities. And if we went out and bought something today, people would say well, how well did you do in what you're doing in Brazil? You kind of suck. You haven't shown us anything in Brazil yet. I'll say yes, we do. We haven't delivered.

Well, I assure you, in the paper tomorrow, it'll say Dan O'Neill said Molson sucks. But if we could rewind the tape (inaudible...) change that statement. We have not performed, in the Brazilian marketplace. But again, I think we're our worst critics.

We've been in the market, we've owned Kaiser for 18 months, 16 months, and I would say had we performed well in the first 12? No. Have we performed well in the first 14? No. Are we well ahead today of where I thought we would be after 16 months? Unbelievably. What we've accomplished, the decisions we made in April, May and June, and the results in July and August and in half of September kind of (inaudible) say hey, we're there and it's going to happen and now you're waiting for time to pass because you think you've put in the right pieces.

And we moved around a lot of pieces of the puzzle. I was questioned today, Keith asked me several questions. Well, we met this guy. Is he still there? No. We met this guy. Is he still there? No. We met this guy. No. It was like four or five people. The answer was no.

But he didn't ask did you have a better person in that position? I would have said yes, yes, yes, yes, and yes. Much better. And are we delivering much better? Unbelievably. And I've made a statement that, in August our... in July, our sales were way up. They were 11 percent up, which was nice after what we had done. August was down but we had an unbelievably strong month a year ago. I think we can end up the quarter, down a little or flat or up maybe marginally.

But it's really showing an improvement and there are new sales people, there are new plans, there's organization, there's camaraderie. It's a different building to walk into. And I think you know, and I think it's finally sparked and we're going to see it go upward from here.

US, we achieve our 1.8 million barrels. Will that be through current brands or acquiring some small ones? I think we have to... I used to say it seems the US is insignificant. If we lose minus six, we lose minus eight, it doesn't really matter. If we are making plus 15 and relative to minus eight, that's plus 23, that would be a nice EBIT addition. So, we're having a meeting next week with Dave on what are the ways to do that, how to achieve that, what brands to invest in and where to go forward? It's a little more positive attitude.

In export, establishing a national presence through focus on two, three investment markets. I'll talk briefly about that. I'm over my time here, so I'm going to go quickly.

Potential M&A activity represents a medium-term opportunity to achieve growth beyond the core. It's a choice but it's clearly not a requirement. So when I present to the board, we can make this level of return in our current market, if we do something else, it better be above that, which is too risky a proposition. That was a statement to the board and very clearly something that we wanted to make sure happened.

The global growth strategy, one element of Molson's broader value creation agenda. And these are the elements, very clearly. In Canada, what we have to do, in the US, Brazil, and most of these you've all heard. And export I'll talk about in a second.

And then we drew this separate line and said on the right-hand side of that line, it may happen. Not a criteria, not something we're pursuing aggressively. If it happens, I'll come with an explanation of why and I think everyone in the room will say it was an opportunity and you paid well and it's the right thing to do.

Most of you have seen this chart, so I'm not going to go into it from the point of view of time. Focus on core for the next three years increases the likelihood of achieving long-term value creation goals, advantages of delaying, increases their likelihood of success in the core markets. Most of them will be in a better financial position to participate in year three versus today. And the current deal multiples are high and we have a feeling they're going to come down. We could be wrong, but we think they're going to come down.

The risk of delaying, you know the 14.5 EBIT growth that we promised, is that being driven solely by core market? Really, we talk about changing this phrase and saying, well, really, it's being driven by Canada to a great extent and Brazil hasn't really contributed. And I think Brazil will start contributing, as I said in several presentations, probably this coming year to a larger degree, and the year after. That will relieve some of the pressure in Canada, so we still have the cost savings. We still have the price and then we will wean the profitability off Canada and expect more to come from Brazil. And I think it was the original plan which we communicated. It's happening, and I think it will happen, and the winning process will occur. So I think we're fine in that one.

Molson may not be the only brewer flush with cash in five years. That's a certainty. We could probably say will not be. And the de-valuation of the Canadian market, aggressive new entrant attracted.

There was one concern is what if a guy? And the outside consultant comes in and says what if someone new comes in and upsets the applecart in Canada? I personally don't think the likelihood of that is very great because I don't see where the opportunity is to come in. Maybe Sleeman, if someone wanted to buy Sleeman, there's a feeling that that could happen. I don't know why they would and most of their brewers have contracts that are there for several years. It could happen. I don't see the value in doing that, but you now, it could potentially happen. They keep throwing that in as make sure there's some risk there and I say yes, there is but I don't think it's that great.

In Canada, the priority is profitable share gain. Les is going to go through this, so I won't go in it. I think we continue to, bullet point number four, continue to (inaudible) pockets of our share weakness, LCBO, Maritimes, and Manito, we're still working on that. It's improving and maybe we can accelerate the improvements in a couple of markets, which we will do.

The growth of Molson USA, to return to being a significant contributor to the overall business, as I stated. Marketing and promotional strategy, we're in pretty good shape. Local market choice, I think as we expand, as we talked about expanding into other markets, the nine cities, we added to more in L.A. and Florida, and those are going well year to date.

So I'm pretty happy with what's going on in the US. As a matter of fact, I did a presentation in our last Molson USA board meeting. It was 23 pages long on why I think we made the right choice and why Coors is the right company, and that's the first time I've been that positive in terms of when we went back and looked in detail, we're very happy with our performance.

In 2000, Coors selected, as I mentioned, as our best partner, with a proven track record of effective competition. We're in this to actively push Molson product, including out Light products, to strengthen the US beer world on premise and off premise. I think their only weakness in there is off premise and we're all working. They recognize it. We recognize it. They're open to talk about it and we've been... I mean, excuse me, on premise, sorry. And we're really working on that together. And I think we're going to have some solution for that in the next three, four months.

Net contribution of incremental (inaudible) Molson's ability to become a material volume contributor. We have to get better. So we're quite, quite happy with what we've paid and where we're at. The overall acquisition for us is truly valued correctly. You know, we get a lot of upside in that transaction. Not only do we sell the product, we produce it all and so that makes the whole thing very profitable to us and we're talking about minus eight and minus six of EBIT annually. We're not talking about the value that we make in the joint venture by selling product to the joint venture. We're just talking about the marketing sales numbers in the United States.

Success in Brazil requires success in eight areas. You guys have seen this chart before. I think what we have learned is the broadened distribution availability in the whole, each one of these that ties into this selling situation. Coca-Cola, as I've mentioned to a few people, is an incredible distributor of beer. They can get beer from A to B and they can get beer to one million points of distribution in Brazil. They do not very effectively sell beer in I would say 50 percent of the locations we're in.

So what's happened over the last quarter, I mentioned at the end of last quarter, we had hired several sales people, a VP of sales and several directors working for him and they all had beer experience, the majority of them coming from AmBev. We have actually gone out and contracted sales people to work in areas. So in Campinas, which is, I don't know, in comparison, it would be like Dorval of Montreal, a big Dorval.

We've gone out there and hired 30 sales people, 40 sales people, I think it was 35 sales people, who were working in a distributor of AmBev, actually, and we moved them over and they started selling our product. So in that distributor, it only had 40 some people and we hired like 35 or 37 of them. So they all moved over and they moved over, I mean, basically to... they really are supportive of their previous leader. When he didn't get promoted, they sort of... when he left the company, they wanted to rejoin him.

So we've done that in several cities. We've done that same situation Recife, we did the same situation Fortaleza, which is in the north. So in three cities, we have hired a very, very strong selling organization that has experience. We made agreements in Rio to build a sales force, similarly to sell Kaiser, so we'll have a sales force selling Kaiser and one selling Bavaria, all being delivered by the same delivery system, which is Coca-Cola, and we're looking at how do we go after Sao Paolo?

If you look over the last five years, we've lost ten share points in Sao Paolo and we've got to address that and it's all been on premise. So we're looking at that. We fixed it a little bit in the last quarter, but we have to improve further.

We need to resolve the roles of brewer partners in the execution of the long-term strategy. I think critically coming out of this, we want to clearly state to our partners that we really want them as partners and we appreciate it and what can we work together and start looking at what else we can do as opposed to saying you're too much of our Canadian portfolio and we want to soften your performance here. And we came back and said hey, the (inaudible) in the development of core markets, the impact, the potential impact on M&A situation. So we looked and we said Coors and Heineken are really our closest partners and the ones that we work very, very closely with in not only in Canada but other countries, and in addition to that, we would like to go to them and say is there areas that we can work together?

And actually, we've put together documents and said here is something, that you think about it, to try to initiate the conversation. Now, I haven't gone out and spoken to them yet, but we will do that because we just basically had approval of this last week.

Then Corona, SAB and Fosters are kind of on the other side where we do, sell the product for them, but it's really a selling function. We're just like, their broker sales force and that's what we do.

And, our biggest worry about Corona was would they be upset with Bavaria, and it's not the case. They're growing significantly in Canada and continue to grow and we were able to grow Bavaria, so we work happily together in terms of the relationship.

Building the export business is a priority. Molson currently lacks the strong international brand presence. I'll flip over to the next chart because it's quite intriguing. I think you have the numbers in your deck, but on this chart, it says "Molson Ex 169th among international export brands", so we're way over here. We didn't keep going to 169 to show you all of them, but at first, I was told we were 120th. Then we were 140th. Then we were 230 and by the time we got all the numbers, 169th is bad enough I think.

If you take out the US, we're not quite so bad, but there are opportunities here clearly and they exist in specific countries. This is the chart I referenced earlier, the global foreign brand market. The top ten markets account for 71 percent of the total foreign brands. So look at the UK. Foreign brands' percent of total is 49 percent of the total volume in the UK is by foreign brands. Now, we used to sell about 120,000 hecs there four years, six years ago, I guess. It was there and you can find it and you know, we're not there. Obviously, we're in the US the second biggest at 11 percent. But the 49 percent is pretty striking.

And you look at France, I was surprised at the French number too at 37; and then Italy, at 42. So there's some big markets. Canada is at 30, so we're pretty one to the foreign brands as well.

But there's some big markets that we could play in and be quite effective. The rationale for pursuit of export, obviously number one, is to create additional pool of value for their long-term shareholder growth. That's pretty obvious. And the rest is kind of secondary, but establish Molson as an international player, current position, somewhat of an embarrassment when you sit there and say what are we doing and where are we at?

And we're working on these actually. If you look at the size of, Corona has built nine million hectolitre export business in 150 countries. It's taken them 20 years, but that's a huge business and you think of the synergies and the savings they're getting because of that. It's huge and we could certainly use some of those as we become smaller, if you will. From a global point of view, this will add us some volumes to (inaudible) some synergies and some leverage.

The brands, most of global (inaudible) portfolio, we're working on these projects. It's interesting. We're disability-balancing some of these Bavaria leverages of brands developed in Canada. We have a pretty successful situation and when you think you have a package, first you have a liquid that people like, you have a bottle, you have a label, you have a package and you have a pretty successful advertising. All the elements are there and the positioning.

Sadly enough, that's probably the only brand we have that has it all together and ready to go forward and it's only been developed in the last year. But that's the truth. And so that one is probably the closest to being ready. We're still working on it. There are name problems that we're still investing and trying to find, varying names in varying countries. But that's one that would be furthest along if you put them on a continuum.

Carling Black Label, here is a situation where we have international packaging and positioning is currently in development. The interesting point here, Carling Black Label is our 12th largest brand in the world. It's well known everywhere. We have the rights to this brand in 95 countries, I think it is, 97-95 countries, and we have people knocking on the door, especially from the Far East, saying we'd really like to launch this product. It's a good idea but we can't give you advertising, we can't give you a package, we don't know what liquid to put in it.

And so we're rushing to get that together because we could maybe address some of these markets and least get a toehold in there that if some day, you wanted to come in, you'd have some base volume.

And then the Molson situation, new international brand bundle required for global launch, the flagship brand, strong heritage claims, but we haven't developed anything here. And as I said, we've done research in several countries – as I said in a previous presentation – we've done research in several countries. We're ready to go forward with some additional... Actually, we're doing additional research today in another of these three countries, like the secondary research, and we're moving forward on a couple of these fronts.

But I think there are opportunities there, if nothing more than to give us some additional leverage in terms of purchasing leverage and increase our size at a very low cost.

The current footprint... Yes?

QUESTION: (Off microphone comments.) Do you have the Carling brand in the US?

DANIEL J. O'NEILL: We have it, as I said, in 95 countries. We don't have it in the US. Also, we don't have it in the UK where it's huge and Coors owns it, in the UK.

QUESTION: (Off microphone comments.)

DANIEL J. O'NEILL: In the US, it's owned by a small company, I don't remember the name. I'd give you the list if you want it. We don't have it. I might have it in my other deck there. At the break, I'll flip through my 400-page library.

When you look at certain countries, because of the advertising that went on in the UK, they were the sponsors. Like we used to be sponsors of the NHL. Carling was the sponsor of the major league soccer in

the UK. So it was broadcast globally. They get all these great soccer nations who are aware of the product because they've seen it every day and heard the advertisement when it's being advertised worldwide.

So it's there to have. The awareness is there. As I said, in India, for example, someone was going to launch it and you can't launch in India. We have the right to them but I mean, then you'd be breaking (inaudible). So they pulled back and the distributor comes back to us and says, well, are you ready to launch? So we go "Not quite, but we will be."

So we've had this thing. I've been aware of this since I came. We just didn't push this further and further up because there are so many other priorities and we've hired two or three people to work in this area to try to get this ready.

But I'll answer your question better and I'll just see if I have it with me. If not, obviously we have it by country and size and opportunity.

Okay, that's a summary chart. Molson's growth in the current footprint, highly cash generative over the next. This is a big one here, the EBIT. We want to put this chart up here. By 2009, in excess of one billion dollars of EBIT, almost double our 2003 levels. And if you took 14.5 percent and did your math on what our current number is, you'd say what are you talking about? It should come in above that. And I'd say yes, it should. And we just didn't want to put in one point whatever billion. But when you look at it from the point of view of what do we figure we'll come in at, our EBIT will be in excess of one billion dollars. Four years ago, it was at 214.7 in the brewing business. So we've come a long way.

The net debt will be fully repaid by 2008. Our debt capacity would be increased by a factor of three to four billion and the cash generated, as I mentioned too, and we're putting a plan together to present that to the board.

But, sorry, everybody, I was ten minutes over time, 12 minutes over time.

We'll have a question-and-answer after Brian.

Long-Term Financial View, by Mr. Brian Burden

BRIAN BURDEN (Executive Vice-President and Chief Financial Officer – Molson Inc.): Okay, I want to just talk to just to in a little more depth about the key levers to drive forward this profitable growth. I'm not going to go through detailed financials with you. Believe me, we've done numbers of scenarios, as Dan has said, in terms of share, cost, etc. But I want to focus this on some of the key levers and some of the strategic pieces we've got there and give you some indication.

This is the third time we show this chart, so I'm not going to go through it in detail, but just to clearly say, the four areas we really believe, if we focus on those, we can generate a very high shareholder value, doubling the profits and potentially the stock price.

As Dan said, M&A activity isn't a requirement to do that. If we find opportunities that come forward, then we will move forward on those.

If we just look at Canada, Canada will continue to be the profit engine for this comparative, as we go up to 2009. And really, there are three strategic levers that we have to work one. One is obviously cost reduction. We have to ensure cost reduction continues to be a key contributor to us.

As you know, in the last three years, we've delivered project 150. Remember that, 50 million in each of the three years, and we have project 125 currently working on looking to deliver further out in the next three years. And as you always know, we're always striving to see how we can move that forward.

But I think the critical piece on this, on cost reduction, and you've heard me talk about this, and I think we are making progress, and if you looked at the costs there, on the absolute cost versus previous year in the last three or four quarters, you'll see that can we develop further and have a system and a culture where every single person in Molson is thinking about costs and thinking how they can work on that?

Because I think that's the key to us continuing to deliver, and you've heard me talk about before really real reductions. So making sure that at worse, we're around about two percent growing in costs, but at best, we're flat or even better. And obviously, there are certain years when that is tougher with pension

increase, etc. But I think consistently, we can deliver that and continue to do that, and that's a key part for us.

Moving over to the second lever, again pricing continues to be again another significant contributor. We do need to keep taking price, as you know, has tended to be 2, 2.3 percent per annum we've been taking, which tends to give you about 4, 4.5 percent on our net sales revenue point of view.

We need to continue to deliver that, and I think we do understand what's required to deliver those pricing gains, but I think we need to continue and improve that understanding because it is about improving our mix. You've heard us talk about sometimes that we've got adverse mix, which is affecting the costs, etc. We have to improve our product and chow mix.

A number of you know that we're bringing an SAP, which will give us much better modelling capabilities on ground profitability, channel profitability, province profitability and we really have to work hard on making sure that we get all those angles so we get any levers and improve the price mix.

Obviously announcing brand equity is something that we're consistently working on and how can we move that forward? And also, as you've seen with our introduction of Bavaria, bringing in new product, new packaging introductions, premium price that really give you that extra value and can stop the drive, the mix forward.

Third lever is really volume and share growth. And as you know, that's been the one lever that we've probably not made significant progress, or as much progress as we would like, and that's where we really need to step up our game. And as you know, the number of changes that we've made, and I'm sure Les will talk about some of the things that he's thinking of, there's a number of things that we really believe if we focus properly on this area, we can start to grow share over time.

We do need though a steady stream of new product and packaging introductions. We need to have innovation in those areas. Marca Bavaria was a good example. Export Light.

And also again really attracting some of the under-penetrated areas, whether it be by channelling something like the LCBO, or by geography in the Maritimes, really focusing on the areas where we're not as strong and driving that forward.

And again, as you've found, we've started to infuse new talent, making sure we have got the marketing and sales people who can actually drive this force because you've heard Dan talk about many times is profitable share growth and we'll only get that by being cleverer in our marketing and sales approaches.

So I'd say Canada, the key profit engine really focusing on those three key levers.

In terms of Brazil, the strategic (inaudible) for Brazil, and again some of these are well known to you, deliver the 200 million reais in savings by the end of F05. As you know, we've made great progress. We've saved something like 72 million in F03 and 30 million in the first quarter of F04, so we're well on the road to that. There's always looking for different ways. We can (inaudible) and move that forward, so I think that will be a significant benefit for us as we move forward.

Closing the price gap on AmBev. In one way, we are pretty positive about one piece that we've been able to take price increases (inaudible) of over 30 percent, and the gap is still there. So in one way, we feel positive that there's still 100 million worth of Canadian to go for and want it. While, we feel negative because we want to close that gap and we want to get the enhanced value.

So, there's still a big upside to come through there.

QUESTION: (Off microphone comments.)

BRIAN BURDEN: Sorry?

QUESTION: (Off microphone comments.)

BRIAN BURDEN: Yes, they have, yes. The price increases have well exceeded the devaluation of the currency, which is a significant point. Thank you.

Particularly as well, Dan has talked a lot about this a lot, achieving volume growth through distribution optimisation. You've heard a lot about the new salespeople we've been through, the direct sales force

we're doing, the work we're doing with distributors, the new jet(?) system which is going to make sure that we have really good access to the POS, the distribution outlets, etc., and really increase our distribution coverage. And again, you've heard us talk about it. If we can get our distribution up to AmBev levels at 66 percent, again there's another 100 million there.

But also in the longer term, can we move Brazil closer to the mature market potential in terms of per capita on beer prices as we move forward? And there's a lot of good demographics coming through on Brazil in terms of the number of people who will be coming through two-thirds in the under 35 and there's quite a large improvement in the LVA to 35 by about 10 percent in the next few years. So significant opportunities are coming from Brazil.

In terms of the USA, obviously we've got to continue to build the momentum around Canadian and Canadian Light. As you know, the trademark is the fastest growing Export in the US, currently moving forward roundabout 38-40 percent growth, so we're really positive on that. But obviously, it's been slightly slowed by (inaudible) still declining.

We're also starting to work with Coors to identify additional brand opportunities, company opportunities, how we can work together with them and potentially, if the right opportunity arises, we would pursue selected acquisitions to accelerate our achievement of our critical mass. And as Dan has mentioned, I mean, there's 225 million of tax losses, which would be a great benefit and we're determined to get a hold of that.

So there's quite a good improvement and really, in the financial models at the moment, there's not the big upside or any significant upside from these acquisitions.

Finally, on exports initiatives, it would probably be two to three years before we started seeing any profit come in from that and I think in this period, it's going to be quite small relative to the overall base of Molson, but we do believe it's the right thing to do. We do believe there's value there and we believe we can capture that.

A very simple chart. Dan's been giving me a little bit of trouble on this, telling me that this is almost too simple, but I wanted some way to give you a generic, broad picture of how the earnings will move without obviously giving you detailed profit numbers. Basically, as you can see, on the left-hand side, the EBIT currently is at 515 million. All we're basically saying is that as we move forward and get to our billion, in excess of a billion, 80 percent of the value creation still comes from Canada.

Canada in terms of our growth, it won't grow as quickly in percentage terms as Brazil, but in terms of the absolute value that's going to come through, it's going to be from Canada. But as you can see from this Brazil (inaudible) that they have a bigger portion of our overall numbers. Still small in size compared to Canada, but starting to, as Dan says, ease some of the profit pressures on Canada.

And you can see that we've only got in this current billion or so only a small piece for the US. Starting to get profitable sales and I think one of the things we've challenged ourselves is, how can we make the US more significant in our business and how can we perform on a bigger scale in the US?

And we're working on that, but we're not got anything in on the numbers basically on that.

QUESTION: (Off microphone comments.)

BRIAN BURDEN: You're not telling me you haven't seen these before this morning.

QUESTION: (Off microphone comments.)

BRIAN BURDEN: Yes.

QUESTION: (Off microphone comments.)

BRIAN BURDEN: Yes. And I think it's an evolution. It keeps going. It's just how quickly we can get it to the 25 percent.

The great thing about being able to do the improvement from our current footprint is the effect it can have on cash flow. As you can imagine, rather than making a billion or two billion, three billion, four billion acquisition, we're spending roundabout 100 million in capex and that's about it. So you can see that, and this is just assuming that you use the cash to pay down debt.

As Dan has said, what we're looking at now, we're saying okay, we can see that we can have this beneficial improvement in our cash position. What is the best thing to enhance shareholder value? Is it to buy back shares? Is it to increase the dividend? Is it in future to make acquisitions if we see something that is really value enhancing? Or is it to pay down debt?

As you know, our short-term focus, because of our debt levels have been purely low, for the next 12 months, let's pay down debt. Let's really move that forward. But as we start to do that, and as we look at the debt levels, the interest rates, etc. at such low levels, we're trying to look at, is that really the right thing?

So we're going to look at really all the different elements that we can in terms of what's the best things to do with this cash as it comes through? But as I say, it is quite exciting that we could have almost paid our debt. Well, we would have paid our debt levels off by F08.

You can also see the other benefit that it has is as you increase your EBITDA and you reduce your debt, and I know you guys know these things very well, but the debt capacity really increases. So two to three years down the line, we're much better able to raise debt, to actually finance the acquisition either on our own or with some of our partners or whatever. So it really makes you able to do these things more.

So really, in summary, I think you can see that we really believe with this current footprint that we've got, that we're in, I wouldn't say a unique position because I think A-B has certainly demonstrated in a similar model, but in a great position compared to a lot of brewers to really enhance our EBIT and enhance our cash flow, really drive the share price up and really give some great returns to the next five or six years.

Thank you.

DANIEL J. O'NEILL: On the answer to your question, I've got a chart that doesn't show all 75, but the title is Molson owns Carling and the Black Label trademarks rights in 14 of the top 25 largest beer markets.

So if you reference that chart early where it showed the beer markets, we have number two is China, number four – Brazil, number five – Japan, number eight – Mexico, number ten – Poland, 12 – Venezuela, 15 – South Korea, 16 – Australia, 18 – Czech Republic, 19 – the Philippines, the 20th – Colombia, the 23rd – Argentina, 24th – Thailand, 25th – Rumania. So there is a solid list.

QUESTION: (Off microphone comments.)

DANIEL J. O'NEILL: They had licences in several other countries around, yes.

QUESTION: (Off microphone comments.)

DANIEL J. O'NEILL: Yes.

QUESTION: (Off microphone comments.)

DANIEL J. O'NEILL: No, no, it was built, the UK business was owned by, the Carling brand was owned, it was just... it's the market leader in the previous segment and it continues. It's interesting to know that it's in a declining segment and continues to grow. So it's the market leader in the UK. It's just the brand in the UK.

QUESTION: (Off microphone comments.)

DANIEL J. O'NEILL: Yes, yes.

QUESTION: (Off microphone comments.)

DANIEL J. O'NEILL: Yes, that's the developed. The interesting thing was when I met, when we looked at the acquisition, I refer to it as the Carling acquisition, but when I looked at that, and when we looked at that acquisition, I learned a ton from the management team there of how to develop in an established market when a category is declining and how do improve share. So it was really... they did a great job in how to do that and had Coors not been the acquirer, I would have tried to hire the individual who ran that marketing group because they have a great marketing group, very solid.

And I think this summer, I mean, with all the heat in Europe, I think the Carling brand will have done phenomenally well over the summer period is sure.

QUESTION: (Off microphone comments.)

DANIEL J. O'NEILL: Well, I think theoretically, we could sell it off if we wanted to, and sell it to the highest bidder, which had been a plan originally but no one was moving these things along. I mean, they were assigned projects to people but no one was actually moving the ball ahead. And to anyone's fault? Well, not really. Probably mine in that we didn't have, it wasn't a high priority. It wasn't one of my objectives, actually, my annual objectives to create value with this thing. But when you come down to selling it, how much is it worth, you know? 30, 40 million bucks? And how long? Do we want to sell a brand? And there's a kind of philosophy out there of what we've done in the US with our own brands that we don't want to deposit a lot of brands.

You would have thought that maybe that Coors would have been interested in that brand to develop, but they're not that broadly international either. So you sit there and people are knocking on your door. Can we have this brand for the country X? And you go, well, why not? But then you have to question things as basic as what liquid you put in that bottle. Do you put it in the one you have in Canada as it's positioned as a value brand in Canada, or the one that, or a similar one to the ones in the UK where it's the market leader or the one where it's in South Africa where it's owned by SAB? So you sit there.

Those are the types of things where finally we have people assigned to and it's urgently moving forward.

QUESTION: Okay, since I have the microphone, let me ask one other question.

DANIEL J. O'NEILL: Sure, fire away.

QUESTION: It's unrelated but I wanted to ask about the relationship in Brazil between what's in the contract between Molson and Coca-Cola with respect to you talked about hiring 35 people.

DANIEL J. O'NEILL: Yes.

QUESTION: The question is who pays for those people? Who decides upon them? Who trains them and how is that arranged between you and (inaudible)?

DANIEL J. O'NEILL: Well, what we actually expected – and this has probably been the greatest learning since, unfortunate learning, but we learned, that's a positive thing – since we joined is we have a 20-year contract with Coca-Cola company and the Coca-Cola bottlers. And then there's an additional 20 years on that. So it's 40 years.

And that was part of the acquisition where they were trying to say, well, we wouldn't do that the last we acquired the company. We said no, no, no, we'll do this before. But it took a lot of negotiations in the transaction. And in that document is written, and Coke was really apprehensive about putting in this, not so much the bottlers but the Coca-Cola Company was apprehensive. We have clear annual requirements by bottler of meeting an agreed to volume target, similar to what we would have with Corona. And we set those parameters thinking that, and we really let them pull out the number. I mean, they developed the number. We didn't force the number down their throat and the number was very, very positive. And we kind of went woops, I mean, they put together a number and they had all the right intentions, but in some situations, there was not the sales force, the beer, the sales force beer expertise to make it happen.

I'm not criticizing the Coca-Cola company in selling beer. They've got to be one of the best in Brazil because they've got a huge market share. So that's not the question. But the commitment was how do we manage this and what do we do? So as I mentioned several times in previous quarters, we were testing alternative ways to do this. In one region, we tested 11 sales people, added to a sales force of about 50 and they only sold beer and they sold in the afternoons and not in the mornings and they sold like afternoons or evenings and night and were on premise doing their thing, in bars, where the Coca-Cola guy doesn't hang out. He doesn't go to a bar at 12 o'clock at night to make sure there is Coke being sold. It's not where he hangs. And that was probably the best performing situation. The test shows on that one that, and they own the selling force and they manage the selling force. We trained it and gave all the data and provided the guidelines.

And the volume was up in that in a very short period of time, probably an eight-month period of time, 32 percent, and the Coke volume was up as well. So you looked at these 11 sales people and knowing that the Coke situation is way more, or the beer situation is way more profitable than the Coke situation, that was a huge pay-out.

And that happened to be in a region where the guy who's in charge of, he's the president of the bottlers' association. So he took it on himself and he is one of the owners, as you know, who still owns our shares, and demonstrated that was very effective. And we did a couple of others where we brought in some sales people and once we – and this was back in February, March – once we saw the results and brought in a head of sales and the head of sales started training this selling force of Coca-Cola and we were still getting these results in a couple of tests because we tested also to really train these people and gave it as a priority, could the current Coke people do that in their job?

So we've done all the payout models and we presented all these to all of the leaders. So we trained, as we mentioned before, 1,000 Coke sales people to sell beer. And we put them through a five-day training program.

And then we brought all the sales, all the distributors, managers, head of sales and up to a week-end retreat and trained them in the priorities and showed them the numbers and that was once we hired the new sales person.

The realization was that in certain regions, there was significant apprehension about how much can I invest – this goes to your investment question – into beer when I don't have a great share or my share is soft and what should I do?

So what we did was we said, look, you can either hire them or we're going to hire them, okay? If we hire them, we'll pay them and we'll deduct it from the payment we're giving you in terms of the relationship, in terms of the distributor payment, or you can hire them and we'll manage them and train them.

So we literally train them, we manage them, we provide the daily guidelines, the weekly meetings. We provide the sales territory manager, and in some cases, we pay them. Some bottlers, I mean, a good example would be if they say well, it's too soon for us to be able to hire 30 sales people in Campinas, and we said – or in greater Sao Paolo – and we said well, let's just test in Campinas. They said, well, we just can't put in 30 more people. We just bought the company. We're not ready.

We said we'll hire them, we'll train them, we'll pay them if you want. They said, well, we need this national alliance. So why don't we pay them and you guys manage them? We said okay, fine.

So we're very open to the type of relationship and it varies everywhere. In some cases, we said we'll hire them for the first year. If it pays out from your perspective, we'll transfer them over to you. If you don't want them, we'll keep them.

But we had to address the actual selling function because we were being beaten and you know, we were maybe – I don't want to say we were naively Canadian in terms of the stability in the marketplace and you know, if you've got a 70 share and someone else says it's 15 or 18 share, that's kind of fair game for everyone else. It wasn't fair game. Seventy wasn't good enough to have.

And going from 67 to 70 wasn't good enough and we were getting beaten. So we addressed that back in January, fortunately, got our act going. By March, we said we'd hire them, we made a huge number of unbelievably risky changes, which we communicated in the conference call and fortunately, it seems to have...

Now, there will be some downers and some uppers. I think this quarter, going forward on a quarter to quarter basis, the third quarter will be... the second quarter I think will come out basically neutral. We'll see some real wins in some regions. But we're not all together yet. We're hiring people, putting them in place, but I think we'll be a little bit down to maybe a little bit up, but it'll be a lot better than last quarter, believe me.

And then we go into the third quarter, we had a great third quarter last year. December was phenomenal. January, February and March were pretty stinky, so I would hope that, in the fourth quarter, we'd really see the players have been in place for a long enough time. We're getting to go in some of the action and moving forward much more in a controlled basis. We're monitoring the business and I think we should start seeing the turnaround in the fourth quarter would be my prediction. It's my hope in terms of the numbers I do daily to see where we're coming in. And then I think it'll continue to evolve.

But we still have to make the changes as there's some weak markets, but you know, in the north, where we didn't have a lot of success, because we didn't have a lot of those bottlers who bought into the

program just bringing them in and getting them to be involved and allowing us to put a sales organization in place has to be pretty positive.

Okay, does that answer your question?

QUESTION: (Off microphone comments.)

DANIEL J. O'NEILL: Do you want to have a break or do you want to have questions? It doesn't matter to me. Do you want to take a break and you can grab a coffee and we'll come back in the room in 15 minutes or so, ten minutes, 15 minutes? The bathrooms are back in that corner over there.

BREAK

Introduction and First Impressions

DANIEL J. O'NEILL: We're trying to get...oops, sorry (inaudible) excuse me. We'll trying to get started and what we're going to do just for speed of the morning – and I apologize if we're running a few minutes behind – is we're going to get Les to come up and do his presentation. He's got maybe six pages, it'll probably take him 10 minutes or so. And then we'll just open it up for questions and if people have to leave, they can leave and they've heard the whole thing.

So, Les, come up.

LES HINE (Molson): Sure.

Interestingly enough, I was handed, a few minutes ago at the break, the typical CEO agenda during one year of a merger, so I've got a ... I'm going to review this and see how I'm doing. This was a presentation I did about a year ago, five weeks ago yesterday, and so I'm very new to this job.

My background is that I worked in the consumer package goods business for 21 years and I was with Proctor & Gamble, mostly in Canada, but I also had two international experiences.

In 1989 and '90, I lived in Madrid, Spain and ran the health and beauty care market group for Spain & Portugal for Proctor & Gamble; and then in 1996 through the year 200, I was Vice-President of Proctor & Gamble in Japan, for Japan and Korea, for three of the divisions of Proctor & Gamble there.

So I have a long background in the consumer area, in the package goods area starting with the marketing discipline, but also working in sales for part of the time I was with Proctor & Gamble prior to becoming General Manager and Vice- President.

I returned to Canada in 2000, went into the consulting business for three years and worked with a couple of colleagues of mine who also had worked for Proctor & Gamble doing consulting for a variety of firms, medium and small firms, primarily, but also got involved in giving M&A advice for a couple of private equity groups in the Toronto area.

When I thought about coming back into the corporate world, I had several criteria. One was I wanted to work for a Canadian company. Secondly, I wanted to work for a company that believed in sales and marketing. And lastly, I wanted to work for a company that had great brands and when I filtered all the Canadian companies through that list, Molson emerged at the top. And frankly, it was a very short list.

And so I'm delighted to be here today representing Molson and telling you about the first four weeks that I've spent there.

You've seen a similar chart before. This talks about our vision for growth and, in particularly, vision for Canada here to become the number-one beer company in Canada. The Ontario-West region, which I represent, we have a couple of very clear goals; and obviously we've got to continue to grow EBIT. All of us in the company need to do that, but the big challenge that I've been given and the challenge that I'm very focused on is how do we grow share in this region?

What I want to talk to you about today, very briefly, is my initial impressions about the challenges that I face doing that; and also some of the ideas that I have after four weeks on the job.

That's the list of challenges that were identified in the strategic plan that was done and those are the challenges that I'm certainly seeing four weeks into the job.

Let me... I can walk you through the list of them and then I'm going to synthesize them into two or three key points.

Obviously, turn around Molson Canadian within an overall premium segment, which is declining is job one.

UNIDENTIFIED MALE SPEAKER: (Off microphone comments.)

LES HINE: I'm told and so we can't make forward-looking statements here, Dan, so (inaudible).

Focus resources. Focus is a word I have a lot of time for and it's a word you're going to hear a bit more in a minute. But focus resources against four segments and eight core brands.

Accelerate growth in super premium despite a plethora of competitors.

Hold share in the discount segment despite emerging, less profitable lead(?) discount segment, which is particularly true in Alberta, as you know.

Ensure Canadian Light's success prior to a rollout. That's a product we currently have in test markets. I'll comment on that in a second.

Contain our marketing and sales spin in the face of new launches, Marca Bavaria and Canadian light, and also in the face of competitive activity and in the share group targets we have.

Manage partner expectations. Dan commented on that as well. We need to continue to demonstrate great performance for our partners when we launch our own brands.

We have profit ambitions that we need to manage our pricing, we need do our cost reductions. Basically what that says, we need to have profitable share growth, and not just share growth.

And (inaudible) management of organization capacity and importantly, change. I'm new. Several of the people on my team are new to their position, not new to Molson but they've changed positions as I've joined. And so getting that team aligned and moving in the right direction is my challenge.

I synthesized this list into three key priorities. One is get Canadian growing again. The second one is prove success in Canadian Light, were we can continue to participate in the light segment with not only our partner brand, Coors Light, but also our own brand, Canadian Light. And thirdly, participate in the continued growth of super premium category with the Marca Bavaria.

Let me comment very briefly of each one of those, but obviously the underlining comment that I need to make as well it's talk to a couple of these points. We're going to do that in a profitable fashion.

I want to talk for a few minutes about Molson Canadian; and that's, as you know, our most important brand, probably our biggest challenge as well. The strategies that I have here are, you will think, relatively simplistic in nature. They're big picture, obviously, but I need to keep this in a relatively big-picture level right now.

Firstly, build our unique Canadian equity. Canadian is an extremely powerful brand name, as you can expect, but it's also an extremely powerful brand in Canada. And I think there's some things we can do to improve the equity. Focusing on newer, fewer, pardon me, higher impact events. I think one of the observations I'd make is that the beer market in Canada and overall, the consumer market in Canada, is extremely crowded, extremely busy with activity and a lot of what is happening, those things we do – as well as things competitors in and outside of our market do – are not breaking through with the consumer.

Lastly, we need to be more innovative. If we're going to innovate as a company, a lot of that innovation has to come on our flagship brand.

In simple terms, in the advertising front, one of the things that's very clear to me as I look at the research we have in the advertising, the pre-market airing and after the market has seen the advertising, is that "I Am Canadian" idea is still very powerful with consumers.

I would say that over the last year or so, we have, at times, veered away a little bit from that positioning with a lot of promotional advertising as well some of the specific executions we've done, the actual "I Am Canadian" idea is very powerful. You will see more I Am Canadian advertising. You will, in my view, see

stuff which is closer a little bit to our character in the future of Canadian, and that will continue to be the base on which we build our equity.

From a sponsorship standpoint, I'm going to give you an example of something we're doing, not because, in and of itself, it will be the thing that drives us to share group, but it is symbolic of the way we are thinking as a company and the focus I'm going to bring to it.

As you probably know, Canadian and Molson in general is a big sponsor of NHL hockey. But what I believe is important is that we need to focus our sponsorships on one brand. And if you think of an example, if any of you go to the Air Canada Centre, you might have seen last year if you walked in there at a particular time that not only did Canadian have signage in events in the arena, but so did Export, so did Coors Light, at times, so did Marca Bavaria.

And while it's the total company that makes a lot of sense, from a consumer's standpoint, I believe that contributes to some of the clutter that they see in a venue like that. And so, over time, you'll see us focusing those kinds of sponsorships on being Canadian.

That won't happen overnight. We're already very close to the start of the hockey season. They drop the puck, I think, on Sunday night at the ACC, so we're not going to change it like that. But you can see us focusing that sponsorship on it being a Canadian property as opposed to a family of brands. That's because I believe if you really want to break through that very cluttered environment, you've got to make choices, and Canadian is the right choice to make for hockey sponsorship.

As I say, I raise that not because that's the pinnacle of our plan for next year, but rather that is symbolic of the thinking we have, which is to do fewer things, but do them bigger and in a more impactful way.

Future initiatives. I believe this brand needs product news and excitement and on a continual basis. I can't tell you the specifics of that at this point, but you will continue to see innovation on Canadian and perhaps (inaudible) great in the future.

The second area I'd like to comment on is on Canadian Light. As you're aware, we're already the segment leader here because of our partnership with Coors Light. That's a partnership that serves us well and serves Coors very well.

We want to continue to have that partnership, but we also want to have a second Molson-owned brand in that segment. We believe that segment may continue to grow if you look at some of the things that have happened in the United States and having a brand from Molson's important to us a company.

Canadian Light is currently in test markets and, so far, we are meeting our objectives. We will continue to read that for the next few months. The important thing is, it is building business in addition to Coors Light; and so it is building our total segment share – not just cannibalising business from Coors Light.

So job two on my list is make sure that test market continues to work, make sure it continues to build business incrementally for the company and ready it for a rollout whenever we can prove the financial case for it.

Third thing I've been very focused on since I joined is accelerating our growth in super premium. I'm excited about super premium as a category overall in Canada. It's an opportunity to trade consumers up to a higher cost per hectolitre, which is great; and the consumer seems to be excited about that segment too. It continues to grow.

We're seeing growth this fiscal year across all of our super premium brands, both our domestically produced brands, as well as our imported brands, our partner brands and Marca Bavaria is off to a particularly good start. As of right now, Marca Bavaria – in the markets that I'm responsible for which is Ontario and the West – is the number four imported beer in Canada, which is a great start for a brand that's so young.

The thing that I would note about that product – and I note it both in our research, but also in just the unsolicited e-mails I get from friends and family who are aware that I now work with Molson – is it is a great liquid and if you have not tried it, I would encourage you to try it. It is a wonderfully smooth, drinkable product. The consumer's reacting to that very favourably; and so we believe we've got the foundation of a successful brand here and it's off to a very good start.

The other thing I would note about this category is that success does not happen overnight. We've happy with where we are today, but this category has demonstrated that if you continue to stay the course with your positioning and with your investments, you can grow this business over several years and you can see that with some of the partner brands that we're involved with, where they've grown year to year to year.

And so we do not look at this as a flush in that pan that's a once off and next year we need a new idea. We'll have new ideas next year, but we'll continue to support Marca Bavaria because we believe that the foundation for long-term success is there.

So that's my project list after four weeks.

You've heard me talk a little bit about turning around Molson Canadian. You've talked... we've talked a little bit about Marca Bavaria and the opportunity there and readying Canadian Light for a rollout in fiscal '05 is also on my list.

The other things that are also important and things I didn't comment on today are we continue to have an opportunity in the LCBO. We've made progress there, but we are still under-developed. Our share is growing, but not fast enough in my view. So there's still opportunities there.

Brian has talked about the importance of cost reduction – I won't go into that again; and also continuing to deliver the plan that was put into the forecast is an important part of my job as well.

That's all I'd like to say right now. I believe we're now going to turn the meeting over to questions. I'm happy to answer. Dan and Brian are also happy to answer. Thank you very much.

DANIEL J. O'NEILL: Thank you. Good job. Thank you very much.

Question-and-answer Session

DANIEL J. O'NEILL: Okay, we'll open it to questions and we're very willing to respond where we can.

QUESTION: I'll start off, since I got the mike.

DANIEL J. O'NEILL: All right.

QUESTION: A question for Les. We've heard about profitable share growth from Dan for years and, we really haven't seen the share growth.

And in a sense you're inheriting a lot of these objectives and targets. Do you think it's really possible to strike a balance between profits and, in one of your bullets you talked about price and market share growth. So is it, in your view, do you think it's possible and how are you going to strike that balance^

And maybe if you can draw on one of your previous experiences at P&G where you walked in somewhere and the market share has been declining for number of years and, how did you deal with that and grow market share and the profitability at the same time?

LES HINE: Sure. I'd be happy to answer the question. I believe it's possible. I've had the experience of doing it. I think it comes down to – and I'll try and come back to the specific example – I think it comes down to how you choose to grow the market share. There are certainly some short-term tactical things we can do to show progress to you and to the company and right away, but they would not be right for the long run. There's always ways of buying market share in the short term. That's not what we're focused on.

I believe fundamentally, and I believe this mainly because it was the philosophy of Proctor & Gamble but also as we've benchmarked Anheuser-Busch, some of their philosophies are very similar to what I would use to in packaged goods as well, that for the long run, you need to do a few things.

One is, you need to have very distinct brand positionings. That comes first and foremost. Your advertising has to say something unique about your business or about your brand, more specifically.

Second, you need to have staying power in terms of how you support them.

Thirdly, you need to bring innovation to your business. You need to bring new ideas every year because this is a market just like if you will, shampoo for, to give you an analogous market in P&G, which is constantly looking for new. There's always a desire to see what's new and what's exciting.

Fourthly in this business, you need to do great on-premise work because a lot of people try a brand because it's seen on premise and trying there first and then choosing to buy it later.

And lastly, you need an integrated plan, which knits all of those separate pieces together and makes it look like one brand.

And I believe it is possible. I believe that this first and foremost thing I can do to help this business is make sure that we've got very distinct brands positionings. I think in some cases we've got great advertising and great, specific ideas in advertising about what our product stands for.

In other cases I think we could do better. I think, at times, we're not as proud as we could be to tell people what makes our brands taste different and why they're better than other brands in the marketplace; a very different feel to that than what I'm used to at Proctor & Gamble.

I'm not suggesting we do side by sides in our advertising, where we have happy group, beer drinker on one side, sad drinkers on the other side, but I do think there is an opportunity to be a lot more proud about what our brands taste like and how good they are.

So I think in the long run, we can improve our positioning and make them sharper, make them better and drive profitable share growth through that. That's probably the biggest thing we can do in the long run to drive profitable share growth.

I won't comment specifically on the pricing environment, but I think there is an opportunity to continue to deliver the profitability that's being asked for, focus our activities on fewer, more impactful things and get our positionings right.

In my experience, that drives share growth. It doesn't drive it tomorrow. It drives it as long pull, but it's much more sustainable. It's much more A-B like, if you will, and leads to a better result in the long run.

I could talk to you a little bit about P&G experience, but think probably, if you'd like, I could tell you, for example, that's exactly what we did in Korea, where I took over shampoos; and we were number four in the market and within two years, we were number two. We actually took our pricing up during that period of time. We did a way better job of marketing our brands and convincing the consumer that they were quality products.

DANIEL J. O'NEILL: One thing that I think is valuable, and Les and I have talked about this on several occasions. You know, the first couple of years, when we brought back the I AM positioning, Canadian grew; and it grew a point and a half, two share points. And we didn't have all this crazy crap going on. You know, 5 litre of this and 17 litres of that.

You know, we had some in cases, but the in cases were very much strategically linked and we had fewer of them, but they were all linked together to this revitalization of a positioning that we had. And we can see the shares grew and hit a high. I'm not sure exactly when. I've got the quarterly numbers on my desk, but I think we got to about a 17.6 or 17.9, in that range. I think that's the number.

And then what happened was as we – and I blame this, I mean, I can take responsibility of this because a lot of people got promoted. We had real talent on these brands and people just get promoted and promoted. And instead of me having them do what I hired them for, what they were really good at, they were doing all sorts of other stuff and we diluted the number of people. Well, we didn't dilute the number of people. We diluted, I think, the talent of the leader and responsible for Canadian and same deal with Export.

And then what happened was, as that became diluted, a whole bunch of people... and then we got a whole bunch of people and we really lost focus. We were doing in case, we were doing pass-ons, we were price reductions. Everyone was doing something, okay and there was a lot more people there and it just fettered away to lack of control and every time we added a new program, it was further away.

Now, unlike what, a lot of people believe, the Molson Canadian brand, and you start looking at generations and making generations, we are real strong with young people, legal drinking age to 22 or, if you want, pre-legal drinking age and 22 or 23. And when you look at that analysis and say, well, what did that come from? Well, that might have been a Don Cherry keg and that might have been all the stuff that was really lower age, focus.

It wasn't intentional, but because it was working, people kept firing these things out. They're easy to do and they're fun to do and.

So what we thought was not so... we still have the 35 to 45 market or 39 to 45 is a high percentage, but this young percentage is a huge percentage. The challenge in the beer market now is can you keep that group through, that 24 to 28 age group, without having them trade off to, more of an adult beer or like a Heineken or more sophisticated beer, let's say, okay?

So the challenge I think is can we keep that very high age... young age group through the process longer? And that's the challenge for us and I think, that's one of the aspects. When we made the change with Les, we reduced the number of people working on Molson Canadian significantly, and we reduced his role. He's not in charge of the brewery. He's not in charge of HR and he's not in charge of, Alberta brewery. He's not in charge of the union negotiations. He's in charge... and we brought it back to where we were successful before, with higher level-talent working on a narrower portfolio of activities. I'm not talking about portfolio brand. And the reason we got off-track is my fault. And so hopefully we'll bring back the expertise and focus it where we really need it.

That's the... and you know, and Les and I have had a lot of conversations, the strategy is sound. The positioning of that brand is to provide a point of difference that will sell. We think, comfortably, yes. But what we are doing differently now that we weren't doing before and there's a lot of this stuff and there's a lot of wasted money still out there. There's tons of wasted money.

You know, personally I think we could take $30 million out of there. We haven't. Okay. Why? Because I don't have the courage to say we're going to drop this number, and there's an issue there. There's $30 million too much still in the marketplace on our part.

And, in the Quebec market, they analyse it to the nth degree and they say, well they're spending less than Labatt's and I find that hard to believe in what's included in the pool and what's in there.

So we're still...we argued about that yesterday, we had a high powered argument about that with the person running Quebec, pull him out of a meeting have an argument for five hours.

So we're still there, but you know, hopefully with the situation with Interbrew and, the strike is... In fact, I think the strike will be over, I think they're doing another vote here in the next day. The rumour is (inaudible) a result in Quebec, but, with the strike impacting them, if you believe, the results that came out from Interbrew in sales, okay they lost $10 million in the month of June or July – I can't remember the month they quote. You know, can we get better and expect a more intelligent marketplace as we go forward?

We always say that and ignorance reigns; but, man, it would be nice. And who's leading it? Who knows? I mean, every month it's someone else that's doing a lot of cheerful (inaudible). But can it get better? Hopefully.

But I personally believe that we were growing the brand, we still have large youth opportunity. It's still buying our product. Can we keep them longer before they trade up to a super premium, more sophisticated to, the whole image thing, I stepped up in my beer drinking classification or role or imagery.

QUESTION: I have a second question for you, Dan.

So in your presentation, you focused a lot on, nurturing your partnerships. You talked about the opportunity of possibly being a partner with some other global brewers in other markets. But has there been a situation in the last few years where you wanted to do a deal but having those partnerships with the Heineken or the Coors excluded you from doing any deals?

DANIEL J. O'NEILL: No. No.

QUESTION: If you look at the regional brewers in the US, Coors, would... what would their response to...?

DANIEL J. O'NEILL: I can't make a statement (inaudible) Coors. I can't tell you what Coors would what to do or think.

QUESTION: So that's never come up in your conversations with Leo? You know, if you were to buy a small regional brewer?

DANIEL J. O'NEILL: Has it come up in conversations? Yes, it's come up in conversations. But have we identified brewers or how we would do it? You know, I think when we announced that we were looking for an acquisition in the US, Coors said wait, aren't we partners, kind of thing. Yes, we are partners.

The interesting point is, and you know, Eric is not super involved with the business. I mean Eric Molson. But the one guidance he gave... he's given two or three real valuable points to us, as the management team; and one of them is clearly is, look, one of the things in our company is we have never put ourselves in a situation where having a partner would deter us from doing something or we would have to ask permission to do something later on, and I would like to maintain that.

Okay. You know, that independence is pretty important. So, if you get a deal later on and it was a big one, that might have to be adjusted to a degree. You know, we're not... we've never been prohibited to do something because of a partner.

No, that's not true. That's not true. I would have liked to have done the growth situation in Canada, which Sleeman did and we weren't able to do that because of a... but that was an assumption on Grolsch's part, not a real, situation in our fault. You know, if I had known that was what was inhibiting, I would have been able to address it. That's the only one I can remember in the last four and a half years.

QUESTION: And the Heineken...

DANIEL J. O'NEILL: Your first question.

QUESTION: Yes, third question. The Heineken restriction that prevented you from doing the Grolsch deal here in Canada, if you were to go out a buy a similar beer brand in an international market?

DANIEL J. O'NEILL: No.

QUESTION: No?

DANIEL J. O'NEILL: We're really respectful. I mean the partners, we have some really clear guidelines. And over the last couple of years, what we've tried to do in the Coors relationship and the Heineken relationship in particular is bring a little leverage back to ourself, because we signed... Now, that Coors thing, we had to sign under duress whenever that was, nine years ago, ten years ago. Man!

You know, and several of the deals we have in our company, like our... You know, we have one deal with a glass producer and I'll say, you the hell signed this and why did they sign this? You know, and you can't frigging imagine why someone would do this.

In the Coors deal, you know why we did it. We had ourselves backed into a corner, so we did it. And then you say, okay what can we make to improve this? I mean, and the thing was that originally, well, we can leave any time, and the risk was you're going to jerk us around again. We're going to bail.

We made to changes to those agreements and the agreements now are much more long term. I mean, because of the deal we made with Heineken in Brazil, our Heineken situation is much better, I mean, much, much longer. And the deal with Coors is performance based. Before they could walk, and, it was the first... we made it so that, hey, if we deliver in year one and in year two, can we make the base requirements much longer so that we don't have to have a hurdle for five or six years? That was input into the deal.

So from where we were pre-doing the deal in Coors in the USA, we're vastly improved because we've eliminated some of these... eliminated, clearly eliminated the capability for one of the partners to walk, okay and before they could.

And so, when I first came in, everyone was asked me what about the risk of the Coors deal, what about the risk of the Coors deal? I say, yes, it's there but we've got to fix it. And I kind of said, hey, we fixed it. Could they walk? It'd be real hard for them to walk now given the new requirements in the way we've done it and the subtleties of the agreement, especially because we were able to deliver in year one and year two of our recent deal.

So we're much stronger in those respects. Now can we nurture them to make them stronger elsewhere? Yes, I think we can and if Coors can't do it, I'd say, hey, we'd like to have Carling in country X. I'm sure we'd be very willing to do a deal with them on that.

Okay, yes?

QUESTION: (Off microphone comments.).

DANIEL J. O'NEILL: I can't... I don't have a price on, quite honestly. It's a very small price, quite low in the marketplace and the person who bought it would have to do a big revitalization work about it. We would not be interested in making that acquisition. I think it would be really tough. Hey, you've owned it in 90 countries and you've done nothing with it. Why are you buying it in the US where you already have too many brands in the marketplace? You know, so we wouldn't buy it, okay and we wouldn't even think of buying it.

So if Coors buys it, that's, I mean that would be totally up to them, but I don't know the answer to that question. Okay?

QUESTION: Turning to Brazil, what's your view on the volume market share situation? I mean, are we looking at a company that's going to be able to deliver 14 percent market share sustainably, or one that thinks they can get back to 17, 18 percent?

DANIEL J. O'NEILL: You know, I mean in some of the plants, depending on which ones you've seen, we had in there, an aspirational target gain of 20. I don't know if that was ever presented? The realistic goal is can we get to 18? The numbers that you saw reflect an 8, a market share of 18.

Can we get there? Certainly I wouldn't have presented to the board if I didn't think I could and they actually said, hey what happened to the 20? And I said, yes, well, you know...

I think, I mean there's plans in place by regions to get to 18, actually to get 20, over a five-year period. I think – this isn't a cop out. I mean, year one of an acquisition, I think we're judging ourselves or being judged quite difficult on year one of the acquisition and I'm pretty sure if you compare this to most year-one acquisitions around the world, maybe with the exception of Interbrew buying Labatt's, okay and given the multiples that they paid, that's probably one – if you looked in that chart –that's probably one of the best acquisitions in the world. And, the payout on that, man, we would all love to have one of those.

The thing in Brazil is it's very difficult to say, hey, we can get to 18 to 20 when we tanked for the last...you know, we went from 15 down to, 12.1, 12.8, I'm not sure which is the last share you saw.

However, we've turned that around and we're back up and we're back into the 13's again. So, (inaudible).

QUESTION: (Inaudible) Bavaria was cheated out of solid distribution support for almost two years.

DANIEL J. O'NEILL: Yes.

QUESTION: I think there must be pockets where you think you may not be able to resuscitate the brand.

DANIEL J. O'NEILL: Well, the resuscitation of the brand is, like if you look at Sao Paolo, you can say, hey, your share's down in Bavaria in Sao Paolo but your share is the super premium base, we only sell Bavaria. The super premium version of Bavaria in Sao Paolo and that's all we've sold and it's been softened off because of, the transition from (inaudible) and the acquisition from (inaudible).

I think Bavaria, well, Bavaria's share is actually improving and getting stronger. It's all about having a distribution; and, it goes back to the point I made earlier. Coca-Cola is delivering the product. Coca-Cola is not selling the products. 50 percent of the market is in Rio de Janeiro, for sure, and in Sao Paolo to a degree, well not to a degree, to a large degree.

So our whole point is we've got to get the selling people back on their feet. Now had we done the tests, we did the research before we made the acquisition, and we felt the equity was there and the brands were there. And then we did the test of the three different alternatives of how to sell. All the three alternatives were up. So if you provided attention, we felt we were... we would get the response.

In addition to that, it's opportunistic, the changes we're making not only from an EBIT point of view where we're sitting here saying, we're (inaudible) much higher and, there's some management change, and this would be the time to do it if we're going to do it.

There's some government pressure coming to (inaudible) right now, so those three elements there. At the same time, as we all know, (inaudible) is going through a major, major problem, (inaudible) being a nine-share of market, but in some regions being a premium priced product, most people don't realize that in the north of Brazil, it's got a 17-18 30 share of market or 25 share of market at a different price point.

Now because they do not pay taxes and because the government was being pressured because the industry went to the government and said you're looking for money to help the poor, you can get this much money, enough to feed the poor, through them. You know, here's a chunk of your cash. And they were being approached, something very heavy of the government on, hey, you have to pay your part of the tax pool here because 100 percent of the tax is coming out of two brands and none's coming from you.

So (inaudible) redid all their marketing. They pulled their product totally out of the marketplace, relaunched with a super premium priced product and it's well above us and it's well above AmBev. And their feeling, I guess, I don't know, I haven't been there in about three weeks and I'll be going back, but I think, and I could be wrong, that their feeling is, hey, they've been the anchor holding the price down knowing that the rest of the market wants to take it up. If they came up to demonstrate that they'd be up there, we'd all come to them. I think that's what they recommend and that's what they felt, which is a good strategy. We'll be there soon.

But the point being is that what happened in that transition is a very sad situation and you know that, the owner of (inaudible) got shot. Well that was the night before he was going to launch his product, and he... they went ahead and launched the product so that, not did they just transition, they pulled the product totally out of the market at the low-priced price and put in a new one at a 25 percent premium to what's out there.

So I mean that will cause... I mean, if you were a distributor selling product on price and you were doing that all your life, it's a little difficult to all of a sudden to come into the premium product 20 to 25 percent over the market price. What's that going to do to your share for the next, six months?

And we don't know and I don't know and I can find out but I was asked the question this morning, it was a great question, is what's happened to their product on the supermarket shelves? Are they still there? I don't know the answer to that. I'm intrigued. I'm going to phone Brazil as soon as we finish this meeting because I'm quite interested to see what did happen to their supermarket price because that's where they were getting a lot of share. You know, they weren't making any... if they paid taxes, they would make no profit on that product, especially at that price point.

So, I ... you know, with that impact, with our sales organization, I think we'll see the share moving up and the critical point for us – and everyone can mark it down, but I think this is critical – in the first, our Q4, we should really show significant gains. And if it isn't then, I've got to go back to the drawing board.

But we had a weak Q4 last so we should be... we should perform well. We'll see, but I think Q4 should be sort of, the first turnaround month. Pretty easy comps and Q3 is tough. That was our best quarter of the year last year.

I'm saying from a profit point. We had great profit in Q3 and tanked in Q4, and the big issue in Brazil is did we make our profit? Well, we made our profit, clearly made our profit on a real basis, which doesn't count.

And so people don't get paid a bonus on their reais. So here's these guys doing the best profit they've ever done in their lifetime and got zero bonuses, because we don't pay our bills and we didn't pay the acquisition in reais. So that was kind of a reality check, but they clearly made their targets.

Had the real stayed constant, they would have clearly had their bonuses and they would have clearly met the number that Robert inadvertently mentioned in a meeting.

QUESTION: Just sticking with Brazil...

DANIEL J. O'NEILL: Yes.

QUESTION: ... the current economic environment, does that in any way change your near-term expectations, your plans? You know, what, if any, influence does it have?

DANIEL J. O'NEILL: On a five-year basis, if you looked at the acquisition, when we built our acquisition model, we said in the model and we presented to the board, here's the five-year plan. And in one of these years, there will be devaluation. I don't know which one.

That's how we explained it to the board. I said we know over a five-year period there will be a major devaluation. So if it happens in year one, I remember (inaudible...) one, that's really bad luck, if it happens in year five, that's unreal and we will have never learned how to operate correctly because we'll be making a lot of money, but not deservingly. I mean, that's because of base, sound fundamentals. It certainly happened in year one.

What is going right now in Brazil, and Robert and I talked about this yesterday, we have two outside directors in Brazil. One of the outside directors called him and made a comment on the overall salaries. The salaries, the whole economy is down and soft, so that will impact the total category.

We did a presentation in the board and I looked at it this morning because Brian and I were talking, we pulled it out and you can see over time, the growth in Brazil is like this. Any time there's one of these major hits, it just drops, but then it kicks up again at the same growth curve and the market rebounds to where it was. And that's... actually, we did that for 20 some years. And we talked about that two or three times in these meetings.

So we see it rebounding. The likes of the rebound is interesting, but I think what you may see, and I don't know this and I get updates on these as well when I go down there, but the question when I go down there will be okay, when I was down there last time, we saw, I heard Volkswagen has laid off X number of people, Renault is closing their plant and you go oh, geez, when will that impact the brewing, or the consumer products industry? And when will it happen, impact beer because that's a cost point of view. We're lower priced, still lower priced than Coke, so it's not going to impact the Coke business the way it impacts the beer business, in supermarkets, anyways.

So it's probably going to kick in, I think AmBev is starting to see some of that volume and (inaudible) is going to make them take a look. So I don't think... I don't know the answer. I believe though in the month of September there might be some softening in the industry.

There's a little bit in August also, and we didn't know. We saw our volume. We saw where it was. We thought we'd declined share, but we improved share two months in a row, so it was kind of woops, that's the industry falling off and us improving yield.

QUESTION: And you mentioned that you're looking for real volume growth in Q4. Could you share with us any other signposts that you might have, things that you're looking to as...

DANIEL J. O'NEILL: EBIT. The EBIT is going better, right? I mean, we sit here and we say okay, you missed your... and from their point of view, as I said earlier, they met their real EBIT. But we hadn't done any hedging, we hadn't really put in the cost savings and dollars. We hadn't gone to the aluminium companies and forecasted. And so we started to do this in the month of July, but it was already a moving target. And getting the Brazilians to believe that there was going to be devaluation was difficult, and they kept saying it's going to go back to 2.45. No, it isn't.

Well, once Robert got there, we started hedging. They think they're right now. They said we told you to go back. It's 2.91. It's not 2.45, right?

But so, this is the famous... it's going to come back to haunt me, but I think the monthly volumes, out of a quarter, I would like to see at least two months in that quarter being improving in volumes. Is that fair? I think last year, we had some great months where maybe we were starting to get some price increase or we just... someone came in to the market and hadn't bought in a long time. I think there needs to be definitely more of a consistent volume.

So in two of three months, I would like to see it be improving and the total probably, improving in total. I pulled out some data in about March to look at, and we declined every month in volume in 12 months. And it might have been one percent below or some may have been 12 percent below. Consistently down.

Some of that we knew and we forecasted because we had in model, built it. There was a lot of promotional type supermarket sales at our 600 ML sales was not doing well. I think that's where the profit was.

So I would like to see the cold market, or the on-premise market grow as well so that when we talk in the future, I should say hey, we brought in our own sales force. That's bloody hell not to sell in supermarkets. That's to make sure we're selling on premise, so the 600 ML sales should be a guidepost. Two or three months should be growing and then moving towards, in the quarter number four, first quarterly calendar, that quarter should be up. And in the first quarter of the fiscal, obviously should be up because we absolutely tanked in the first quarter of this fiscal.

So when we start moving into quarter four and quarter one, there should be solid performance there. That's about it. That's in my own mind, that's what I kind of look for. Robert thinks that the company in Q3 will be more up. My only problem is we had a great profit quarter in Q3 of last year and we had a phenomenal December. We had a 1.3 million hl I think. I'm pretty sure that's the number. Then you say that's a lot of beer. Well, that's the total Canadian sales. So we sold that in a month.

So again, I'm very comfortable. I mean, I said to him, I think in quarter four will start showing what the work of what you did, and he thinks quarter three. I think it would be real tough to do that in Q3, but we'll see. I'm not holding him up against Q3 because if we succeed in Q3, that's unreal.

And a lot of it, you've got to remember, one of our major distributors, 32 percent of our business is sold in Panamco(?) and they're under new management and they're still transitioning and trying to get up to speed and trying to get their Coke business up to speed. So when you've got 32 percent of your business out there hanging with somebody who's not 100 percent there, mentally or engaged yet, there's still some risk there. That's probably the worry that I have most in the Brazilian market is what will (inaudible) do and how do we get them on board in our share performance in the state of Sao Paolo?

QUESTION: Just one more question.

DANIEL J. O'NEILL: Yes.

QUESTION: Just looking at the US for a moment...

DANIEL J. O'NEILL: I thought you were going to ask me the question about will we get acquired?

QUESTION: (Inaudible).

DANIEL J. O'NEILL: Okay.

QUESTION: I mean, that 225 million tax loss forward is clearly very compelling, but presumably, not compelling enough to do something just for the sake of doing it.

DANIEL J. O'NEILL: Well the problem with the 225 million is it's a huge number. In my, I don't know, arrogance or ignorance, three years ago, I thought okay, let's use this money. Then we have gone down 14 different dead-end streets on how to use this money. I didn't think it would be that difficult to have. You get this pool of money. Doesn't anyone want to use it? Let's use it. We can't.

And we've tried. We've gone to varying people. It's hard to utilize. We thought and we dreamt real crazy ideas you know of things to do, especially in the acquisition in Brazil. Could we put it through the US? But so I sit here going it's there, we haven't used it. I would like to be able to leverage it. But I've got a couple ideas but they really have gone down dead ends and so it's going to be very, very opportunistic or one in 100 chances of using it effectively. You know, if you were looking to buy something and everything was in equal, maybe that could be the chip that turned it over. I don't know.

It's hard to use and we've had outside financial people look at and ourselves looked at it and I think (inaudible). Well, we haven't given up, but I think the only way we could use it is an acquisition, a legitimate need and make it work.

QUESTION: And then finally, I'll ask the acquisition question.

DANIEL J. O'NEILL: Yes.

QUESTION: You know, if you look at a consolidating beer world and you look at an improving profit picture, for Molson, over the next three years, and you don't make any other acquisitions and you become relatively speaking smaller and smaller, but your profitability is up in a relatively... in a big relatively, that's mostly coming from a stable market, does that not make you a more attractive acquisition candidate notwithstanding the family's agreement at this point?

DANIEL J. O'NEILL: First of all, from the family's point of view, if something it was right, if something... I don't think the family would (inaudible) people. If it was right, I think the family wouldn't stand in the way of that. I don't think so. Because Eric Molson is Chairman and a lot of people have questions. Some people have concerns or questions but in all honesty, the guy is very, very, very concerned that the voice that he predicts is right for the shareholders and very conscientious of that. And his whole new governance thing we're doing is, I mean, we've spent months and months, years, 12 months doing this whole corporate governance study and how the family is influencing and how it shouldn't influence and we're laying all that out and we're putting... It's quite interesting.

That said, we are becoming, I think if we deliver, there is a lot of value still left. We believe there's a lot of value, as we have talked about. Is it easy to get? No, there have been hard challenges there and we need the talent to make it happen. I mean, people could argue, well, the pricing situation in Canada or the market share, is that really going to happen?

Believe me, all of it doesn't happen. So you only go halfway to doubling your share price. Well, that's not such a bad story relative to what's out there, okay? If we get a quarter of the way, I'd be disappointed, but depending on the amount of time it took us to get there. But is there an upside in our current footprint of what's there? I honestly believe yes.

I think the Brazilian acquisition has allowed us to expand our potential for value creation. You know, there's a conversation, there's a whole point of well, how much money have you lost versus what you invested? And I say, well, how much have we spent versus what we were willing to spend? Is it a five-year investment or is it one-year investment? There are a lot of those questions and a lot of people can debate that for a long time. I personally think the addition of Brazil has made us a much better company in terms of long-term value creation than being limited to Canada, number one, because of the potential growth.

If we deliver and get halfway there, and we become smaller and smaller relative to the rest of the world, yes, we obviously become a take-over target, I think. The number of times that we get people knocking on the doors, could we be your partner, and have the right to first refusal, if you ever sell? That comes every day. I mean, not every day, but once a month.

What's the downside of that? Any shareholder will get a huge, huge win, because imagine a multiple of what we're trading at was the multiple we sell at, just go back to those charts, that would be the negative, I think, a negative worse than that one. I don't think so. I mean, the negative would be that the shareholders gain a ton of money if we sell because you'll get that instant hit which would forecast the value of the company.

The problem is currently, we have much, we feel, the management team, I might be biased, and the board feels that there's much more upside in our stocks than currently what it's priced at. So we want to gain that ourselves.

And that's why we limit this whole let's do... we need to focus; we need to deliver on what we have. If we did anything else outside of what we have, the stock would crash and likely so, because we haven't performed at the levels that we need to perform.

I'm not going to say we haven't performed at the levels we should have or I'm not going to say we haven't performed at the levels we thought we had. There was an acquisition we made and you have to give five years, I think, four years, to make this happen. I think we'll out-perform the five-year goals, but just because I'm hard-headed and dedicated and committed and I've got a guy in Brazil who's absolutely awesome, he's probably harder-headed and work committed than I am, but I didn't think he was that committed when he went there. But Robert is doing an incredibly awesome job, much better than if I was doing it myself, and he is delivering on every single thing and the guy is... It's unreal, his contribution to this company and the dedication he's given to that thing.

He's going to make it work. We bought it together. He's down there and he's committed to making it work and if you saw him eight months ago and you saw him, yesterday or a week ago, he's a totally different personality. He is charged and enthusiastic and he sees there's a light at the end of the tunnel. That made a great influence on the whole company.

But so we're sitting here, saying you know, and I sit here, contributing a lot of my time and effort to making this a bigger company. When I saw these things, I was pretty disappointed. Oh, geez, we did all this stuff and we went backwards. We were 12th. We went from 21st to 12th to 15th. And you go, and we're getting smaller. How bad is that?

So I sit there and I've got all sorts of these little maps, pieces around the world that says how we could get to big. But big doesn't give us what we're here to do. But there's an important question. How long can you delay? And then you get to a point where you can't get bigger ever because the deals are too big and you're outside that. And that's the risk and that's something we're trying to manage and that's why we say two, three years and not three to five.

In two, three years, we don't have to do anybody, but we really have to get our act together. And you know, we were performing well in Canada when we made a decision to do the acquisition in Brazil. And that was one of the comments in this room. We haven't done as well in Canada in the last 18 months. Okay. We've earned great profits. We've spent more money than we wanted to. We saved more money than we used to, but we're not... we aren't doing as well. From a profit point of view, we're doing fine but do I really feel we've done a great job? No, but it's improving.

And then in the Brazilian situation, we'll get better. In the US, we've got to make it more significant. So right in that, we can get better and I think there's a lot more value to be had before we get on the selling block. But in the worst-case scenario, that could happen, and that's not a bad thing. I don't think most people in the room actually don't have shares.

Yes? Is there a question? Sorry.

QUESTION: Just some specific questions. First of all, how long before Canadian Light moves out of test marketing in Canada and we can get that national launch?

DANIEL J. O'NEILL: The test Canadian Light situation will be we have to deliver a share specific target in the test market by March 31st, end of the fiscal. So far, we don't see a difficulty in reaching that. And what Les and I talked about yesterday was the need to bring that real solid advertising was a better sort to reason why. And his group and marketing came up with some pretty good ideas. So it'll be whatever, April, May, in that timeframe, if you need it.

QUESTION: Is the share specific target part of the Coors agreement, or is that internal?

DANIEL J. O'NEILL: That was the agreement we made with Coors to go forward in doing the test market. There's no use having a second or third brand out there if you can't deliver X percentage of share.

QUESTION: Okay.

DANIEL J. O'NEILL: It's not sort of... The situation with Coors would no longer, it's just an open discussion of what do you think would be a realistic number, back and forth, and you have that discussion and the point on the whole bringing in a Canadian Light is in most marketplaces, you know there's going to be a lead brand and a lead brand over X number of years usually ends up with 60 percent and another guy is usually at 20 and then everyone else splits the other 20. But we'd like to be the 60 and the 20. That's what we're trying to manage.

QUESTION: Okay. And just in the US, what are the barriers to a larger scale launch of Bavaria?

DANIEL J. O'NEILL: The barrier to a larger-scale launch right now is a decision, it's an investment decision, number one; and the requirement of let's test our way into something. I hate to go with a large-scale investment in the United States and blow away ten million bucks without knowing if it's going to be successful. So we're testing a program in New York and we're testing a program in Miami.

Are they really great tests? Not really. The value, though, from the situation when you, if you want to look critically at the situation, is with Molson products in the US, because of the Miller consistence or ownership period, the Molson brands are priced a little bit above Budweiser. They're not imported, super

premium price. We're both priced at the same point. Labatt's is actually using (inaudible) and we're marginally above. But you're talking one percent or two percent or ten cents on a case of 12, 20 cents.

And then you look at the amounts sold on display. We used to have 40 percent of our business sold on display. We have reduced that and Labatt's brew was doing very well, but it's got 50 percent sold on... I don't know the number, 40+ percent sold on display and future prices at lower prices.

So when you look at that and you say, then you've got to split that 50-50. You need a brand in here that's super premium priced in the Heineken range and you split it 50-50, or if you can do something where you say well, this isn't part of the portfolio and we would like to have a program where we rent your sales force, similar to what Coors used to do from Canada, where we paid them X percent of net sales, a hell of a lot better than the 50-50 deal, I'll tell you.

Could we do something like that because we've got to make the sales force in the US, we've got to have more brands in there to make it stronger. If we can get a lot of people, it's costing a lot of money when you compare our sales organization, total organization to a competitive product, to a company (inaudible) you have 68 people or 70 people dedicated to selling Canadian and Molson products in this network of partnership.

Labatt's has 150 and they're selling four million hecs of beer, barrels of beer and you're selling 900 (inaudible...) than that. So what do you do to make this a better sales organization, more powerful sales organization? Let's put some (inaudible) into that portfolio. That's knowledge. Where do they come from? That's the question. Do they come from Bavaria? Do they come from maybe a couple of products and Coors? We go out and seek people and say hey, we've got a great selling organization now and they're very much focused on on-premise and we're doing great on premise. Here are the percentages. And it used to be 18 percent on premise and we had it with Millers now 28 percent. So we've improved the selling situation. So we can go out and solicit people to come in there. We need something to make that mass payout.

QUESTION: Wouldn't you want Bavaria to be the lead there rather than bringing somebody else?

DANIEL J. O'NEILL: Of course. Yes, clearly. The question becomes one of... it goes back to how fast and how soon. I mean, I would love to say let's just pay a net sales of four percent and take all the profit into Canada. The investment strategy would be much simpler. We'd invest and do that without a joint decision process.

But I think, and we have, as I said, we have a board meeting every quarter and I'm the chairman for a year and Leo is the chairman for a year and it's a very nice thing. There are only six people, so there's three on each side if you want voting; and if it's a tie, Leo and I go out in the side room and have a discussion and agree to it. It's a pretty nice situation. It's pretty relaxing, especially when we have meetings in Colorado. So we addressed most of those things. We can talk about most of them. We usually settle on something and it's quite a good situation.

I would love to have a situation where we reduce the 50-50 to lower and we invest more and build the market with a super premium priced product in the US if it was a successful product. And that's what we're testing.

Yes?

QUESTION: I wonder if Les could speak to what his plans are for Export and Export Light in Ontario, or if you have any.

LES HINE: I'll be quite honest with you (off microphone comments...). He was very specific to review this week with the team tomorrow afternoon.

I would love to find a way to get that brand growing again. It has a great heritage in this country, but the support we put against it so far has not proven financially rewarding to us, so we need to find a new approach.

As for Export Light, I admire what's been done in Quebec with it. I don't think in the short term (inaudible) a business which isn't performing well in Ontario would make a lot of sense. So I'm going to focus my

Light resources on Canadian Light as well as continuing of course with Coors Light and not trying to introduce a third leg into Ontario.

QUESTION: Just on Canadian Light, it's the main thing you're testing to make sure Coors Light growth rate is not serrated by some larger than agreed amount.

LES HINE: That's an important part of it, but I think fundamentally, we want to make sure we have the positioning of that brand right as well. So we're to do a few things. One is prove to our partners that we have a brand which is viable which doesn't just take business away from a partner brand. But equally important and perhaps most important, we have to prove to ourselves we've got a positioning which works and which is going to give us a sustainable growth in the long term and so we're (inaudible) both.

QUESTION: Just one last question on the foreign acquisition. You're only using economic value-added to review foreign acquisitions. So regardless of what the EBITDA multiples or whatever it is, you always look at them in that way. So is there something else that's gone on here that the board of directors has basically said prove your case in Brazil before we provide additional authorization?

DANIEL J. O'NEILL: No. Some of the board members, we've had a great conversation last week. The way we do these things, when we have topics of this nature, the night before, we have a dinner. We might spend two hours before the dinner presenting the details. And the next day, I'll take half an hour or whoever is presenting will take a half an hour and go over the key topics. Most of the people attend at dinner.

We have great, open conversations, a lot of discussion and no, I would say two or three members of the board wanted to, were worried about do we fall far behind and make sure that you're not closing your eyes totally to this, if there's an opportunity.

I think there are a couple of members of the board who much more would like to see us get big, and point flags. And that was the discussion we had. This isn't about playing flags. This is about shareholder value.

QUESTION: But you always said it was about shareholder value. You're going to use economic value added.

DANIEL J. O'NEILL: Sure.

QUESTION: So there's something else here other than shareholder value because you can look at anything, if it's economic value added positive.

DANIEL J. O'NEILL: Sure.

QUESTION: *You said we're taking a two- to three-year rest. So there's got to be something other than...*

DANIEL J. O'NEILL: Rest. It wasn't quite the word, "rest". That would be a good word to use, but it doesn't usually come into many people's vocabulary in the company.

BRIAN BURDEN: (Off microphone comments.) So if we really believe that we can actually, by focusing more on our core markets, we could drive value quicker and faster, even if we thought there was an acquisition out there that offered seven or eight years or whatever maybe (inaudible) positive, it may take our focus away from all this great value we can drive in the short term.

So I think that the few different elements that are playing in there in terms of where do you focus on in the short term. And as Dan said, it may be two to three years in, and we keep our ear to the ground, but we're in a much stronger position. We've got a lot of that value and then we start to look and be more acquisitive. But we feel that in the short term, particularly there's just greater value in the core markets.

DANIEL J. O'NEILL: The only thing is I think one other point, if we had two or three people around that were under-utilized, that might be this is a decision criteria as well. And it's something that we didn't speak about at the board. It happened to be the same day we were doing management succession. But it was part of our decision as a group that says who's going to manage it? Do we have the (inaudible) to be able to do that? And we don't.

And then I think it's critical. So, I mean, if you came up and we were able to acquire a company that had a great management team, and that's why when I looked at the Carling acquisition in the UK, I said these

guys are awesome. The amount of time we spent here, we learned from them, especially on how to manage in a declining major category, or segment.

So it was just the conclusion of where we produce the best results and we just feel that what we currently have is perfect to deliver to everybody. And the EVA, do we use it? Of course, we use it. I mean, the Brazil acquisition cost, the profit pool last year in our organization, ten million bucks. And you know, the board was... some members of the board felt that well, yes, but if you want to invest in the long term, if we penalize you, this whole profit pool by ten million bucks, we're using EVA. The shareholders are getting penalized. We did the acquisition so that shareholders get it back and that's basically the conversation. I took a hit, a big hit, as everyone did, in the organization, and the comments (inaudible) look, this is to ensure that in years three, four and five that profit pool is going to make up for that. So I mean, it was clearly, it impacted our EVA negatively in year one and it impacted every single person in the organization.

But the true belief was that (inaudible) four or five, we would be getting the multiples that we got in years two (inaudible). It definitely took a hit to the EVA pool.

QUESTION: I have a few questions. I'm curious, do you expect further consolidation of bottlers in Brazil?

DANIEL J. O'NEILL: Further consolidation of bottlers? You're really asking me something and it's totally out of my area of expertise. I'd say the answer is yes. But I don't know. I mean, you hear about it. We meet them (inaudible...) stability of some of the bottlers is (inaudible). There's some guys who are really good at managing and some of them aren't and some are really interested and there's all of their family (inaudible...).

QUESTION: There's speculation that Coke would seriously favour a more consolidated network, especially competing against AmBev. I guess my question is that if there were further consolidation, do you expect that to be a positive from an improved (inaudible) capability from your perspective?

DANIEL J. O'NEILL: I guess what would happen is there would be fewer groups to manage and if the better ones, the ones you think that would do the acquiring are the better ones, then there's a big difference between the better performing and the less performing and most likely would be very profitable for us.

QUESTION: I guess the final question for you is pricing is always obviously a hotly debated topic in Canada. In your view, how has the price elasticity for your products changed or not changed in the last few years?

DANIEL J. O'NEILL: Well, there are a couple of things that are going on in the Canadian marketplace and I think that price elasticity question is critical. The super premium segment is going like crazy. So people can say well, you've got this elasticity issue. That's the fastest growing segment in the country. And they're at 130 percent premium and we think that... I mean, look at Rickard's. Rickard's in the last three years, we took a 30 percent one year and 15 the next. It's actually growing shares, 0.8. The 1.2 is not a big increase but it has been flat at 0.7 - 0.8 for many years.

Then you also had the development of the value segments. Because of the segmentations of the marketplace, really the segmentation in Canada is really price segmented. There's the import. People can use all the classifications they want. Sure, you can say it's the imports, from domestic imports. (Inaudible) see how the marketplace is priced.

So the value segment is growing also quite (inaudible) but it still represents about 20 percent of the country. It's always been predominantly strong in Quebec. But so as you see, I think what's getting crunched is the middle stuff, and that's where Molson Canada needs to re-establish itself and take their learnings from Carling in the UK, for example, and address where the opportunity is and get back to its base positioning and be able to carry the legal drinking age through to where we used to carry them to maybe a 25 year-old, or 24 year-old as opposed to a 22 year old and having them trade off.

So from a price perspective, it's somewhat protective in terms of the lower part of the market and the higher segments. So you can trade within that. We did not have parts that owned, owned brands in all of those segments until four months ago, five months nationally. And strategically, we addressed that in each one of the pockets. On the super premium, you say why, you had all these partner brands. Yes, we did,

but that's why we put Bavaria in there so we have an imported super premium product which is 100 percent owned by ourselves.

Now, when you sub-divide that super premium segment, we say well, you have a product in there, Rickard. Yes, we do but we needed to address that segment. It's growing and highly profitable.

In the premium segment, we have mostly our own brands but the light segment is really for me, and a lot of people said the premium segment is declining, and I say well, if you're doing it from price, the premium segment is also composed in the premium light segment. So the premium segment isn't declining when you include the light segment in there. And that's why we need a light product in our own portfolio competing in that segment. So we addressed that over the last... well you know, took the steps to address it. It took us a while. You know, we could not come in with a super premium if we didn't have a brewery outside of North America. One plus of the Brazilian thing was allow us to compete with the Stellas or the Heinekens of the world because we were doing it outside of North America.

When we (inaudible) premium segment, we couldn't compete in the light segment, so we bought back our business in the US, sold it to Coors, made the contract with them, got them authorized to be able to produce light. That takes time. So we're in that segment, small. We may be in that segment depending on the results of March. But I'm with Les and I think we'll meet the criteria.

In the values segment, believe it or not, we were focusing on a partner brand and value segment and we were growing that, especially in Quebec. And you kind of have to shake your head and say what the hell are you doing that for? You're in the values segment and you're splitting your profits with somebody else? That's a big whacko.

It wasn't quite that bad when you got into the numbers because we were... it's a net sale agreement and you had to spend X amount of money in the contract so you might as well spend it against that to be able to compete in that segment.

However, in the last year, we've repositioned Black Carling, Carling Black under the Black logo and it puts that in the value segment. So now we have an owned brand in that segment. So we have owned brands in each one of the segments which we're trying to grow and improve our position.

So the ability to take price is somewhat softened by that and the ability to take price is there's a social reference price and a market price. So you can't be below a certain point, so there's this bottoming out that is as low as it can go.

What happened in the summer time was we had lake port who was unable to compete. Well, was stricken, was challenged, dramatically challenged by the fact that Smirnoff Ice pulls out of production there, as well did (inaudible) sorry. Both of those brands pulled out. So they're sitting here, without any profit coming forward. So they decided they would launch a 24 dollar beer, 24 for 24 bucks, a case of 24, a buck a beer.

We said we were not going to do anything, already communicating to the outside world that we wanted to grow market share, and so Labatt's has dropped five of their products for that price point. And we're sitting here, oh, do we follow them to that category or do we go after that? We just told everyone we wanted to grow share. And now we slowly went down there.

So we took a 26-dollar product and dropped it to 24, if you want to compete. And then we say we can't do this. We took our products up to 26.95 and then up to 27.75 I think it was. And Labatt's followed. And last week, unfortunately, Brick decided they're going to put a 24 dollar (inaudible) so they jump into that situation. That was last Monday.

This Monday that just passed, we didn't do anything. We said we're not going back into that arena and we didn't know what Labatt's would do and the first real positive signs from Labatt's is their pricing came out Monday morning at 9 a.m. and they took a price increase on all their base (inaudible) and were saying they (inaudible...) isn't that great. So they didn't drop back into the 24-dollar price point situation, which is good for us and we didn't know how to fight that. So you know, you might lose some products to the Bricks of the world. I mean, Brick is really struggling to stay alive as is Lakeport. So you sit there and you say: can you do that?

In Alberta, the situation is a little different. The value, you are looking at a 32-dollar price point versus a 24 and where you messed around there and what value you could bring. So that was a big difference during the summer, but we got the prices back up to the 27, so that comparison from 32 to 24, which existed last summer, is better in the areas as long as none of the big guys have fallen.

And then Sleeman hadn't raised prices either, so they're actually lower priced than Rickard's for a long time, and almost a price... In Quebec, they were below Molson Dry for most of the year.

In Alberta, it's a little bit more difficult. The government has really supported this small brewer situation and it's really... I'm going there tonight actually and working in the field tomorrow, trying to gain an understanding of what's going on. It's really a difficult situation in that they're giving rebates, tax rebates for the small brewer and it doesn't matter where you produce it. So actually, they're buying product in the United States and putting it into the Alberta and getting a tax benefit for the production outside the country and have dropped the price. So the price difference there was huge. We have brought in... our value brand has allowed that gap to close but that's hurt Canadian because there's a 35-percent, 40-percent price differential in the marketplace and we've been working on it trying how to improve it.

But you know, an easy cop-out all summer long was well, we've got this problem with the low priced brands. Well, if you had a problem with the low-priced brands, why is Labatt's growing and Coke growing? There's not a problem with the low-priced brand. There's a problem with our marketing approach to that market. It's not... And we finally had that brought forth to us. Well, it's kind of like you know, if you don't have all the data, you can't make the right decision. Anyways, that's something I think we can solve as we go forward in the summer, as far as marketing plans and innovation and some news on your brand will I think resolve that issue.

QUESTION: Great, thank you. A quick question for Les. Just curious, Dan has spent a lot of time talking about the selling organization, selling capability in Brazil. You come from organization very renowned for the discipline and focused intensity of its selling process. I guess would you care to comment I guess on the constraint and capability of the current Molson organization and the opportunities to improve it, obviously?

LES HINE: Sure. One of the things that encouraged me coming into an industry where I had never worked before is I want to make sure I was trying to migrate people who knew the industry. Clearly, we have in our sales organization a terrific group of people who worked in the industry a long time, have great relationships with major customers. That's the good news.

I think that there's an opportunity for continued improvements going forward. We do a terrific job on premise. I think we're learning how to sell in the emerging off premise environment, the retail environment. The retail environment is changing in this country, it continues to change. And we need to change with that.

I feel pretty confident that I understand from a practical standpoint at least the retail market, and I think we as a company can get better in that segment. So we do a great job with bars and restaurants. We are doing a pretty good job with retailers but I think we can get better.

You've heard about the LCBO, where we had some improvement opportunities. I believe we have some improvement opportunities out west, in Alberta, with the deregulated retail environment. We've got good people but they need to learn how to deal with that, and that's something the leadership I hope can bring to that market.

An interesting point on that one is I think Don Kitchen(?), when he was at Labatt's brewery, did an outstanding job in updating the sales organization at Labatt's and I think we fell behind for a period. And you know, if you take Don's experience in where he was, it was a number of years, he was at Colgate in the US in sales and he just brought a great sales focus and jumped way ahead over his time period. I'm not sure how many years he was there, four or three. And I think he did a great job and that I think is what's driving the performance difference in Alberta.

When you get into the large supermarkets and selling beer on displays and features, we did not have the experience and the people we've brought in over the last four months or five months have made a difference there and we're still bringing them in. I mean, I'm working with some tomorrow I've never met. And it's because they're new. It's not because I haven't been to (inaudible).

QUESTION: The final question for Les is that if you look over more a three to five-year time frame, based on your experience in more mature CPG categories, where do you see. What do you see as a driver growth? Is there going to be more the existing brands, like Canadian, or is it really much more about brand innovation, line extensions or what not?

LES HINE: It's a great question. I think that job one is get Canadian growing and I think there are ways to do it. But fundamentally, I think if we're going to make significant share progress, it'll be through innovation. That will have a health induce in new brands. It'll also have some elements of new sizes, new flavours within our existing portfolio. So (inaudible) new brand oriented. I think it would be very difficult to grow the share to the levels we wanted to just by continuing to tighten up the expectation or existing business. We will have to have some new brand introductions during that period of time. I can't give you a specific ratio of 48 percent this, 52 percent that. But fundamentally, if the question is can we get it all through our existing portfolio just making it a little better, I don't think so.

Closing Remarks

DANIEL J. O'NEILL: We've gone way over time, and that's because I took longer in my presentation. Everyone else was on time.

I just want to again reiterate what I said at the beginning. I want to thank everyone for attending the meeting. Personally and speaking for the group here, a lot of us in the company, we really appreciate your interest and your questions and your input.

The challenges that you put forth, and we take the challenges sincerely. The big question is: are we super proud of what we've done? No.

As in yesterday's news, the challenges are – and that's the value of these meetings. If we walk away with three or four points that we've got to reconsider and rethink based on what you've said, it's great.

Yesterday, it seems like a long time ago, and are we, can I sit here and say hey, we're just going forward with all these things nailed? Of course not. The pricing discussion, the Canadian share, those are all valid things that we work on, unbelievably hard to try to solve and you know, are we going to stumble sometimes? Of course! But are we, I think we probably have more concerns on our list about the company than you guys would imagine. And they're legitimate things that we work on and they're things we're always trying to resolve and we're always challenging one another.

So we appreciate the input and if you have questions or you think of things you would rather ask in private or you want to send any one of us any mail, a general question that we can answer, we will more than be willing to respond because it's your concerns keep us abreast of what's going on in the marketplace. And it's critical that we know that.

Okay, so thanks a lot for coming. I appreciate it. I hope it was valuable. Thank you.

(applause)

* * * * *

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business Editors:
Molson Denies it is Open for Bids

MONTREAL, Sept. 17 /CNW Telbec/ - Molson Inc. today refuted the article published in the Globe and Mail that it is "open to bids". The comment made by Daniel J. O'Neill, President and CEO of Molson Inc. in a briefing to investors and analysts, as reproduced in the article, misinterpreted the intent of the communication and as a result is misleading to shareholders.

Mr. O'Neill confirmed today that under no circumstances is Molson considering selling the company. "As I stated in the meeting yesterday, there is substantial value upside available to Molson from the current footprint, by focussing on the core markets of Canada, the U.S. and Brazil which could lead to a doubling of shareholder value. This is the key focus of Molson over the next five years in continuing to give great value to shareholders."

Molson Inc. (TSX: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Marca Bavaria, Kaiser and Bavaria.

%SEDAR: 00001968EF

/For further information: Media Sylvia Morin, Vice President, Corporate Affairs, (514) 590-6345; Investors and analysts, Danielle Dagenais, Vice President, Investor Relations, (514) 599-5392/

(MOL.A. MOL.B.)

CO: MOLSON - INVESTORS; MOLSON - NEWS ROOM

CNW 09:51e 17-SEP-03

September 2003

Investor Meeting

MEETING AGENDA

8:00	Breakfast	
9:00	International strategy study	D.J. O'Neill
9:50	Long term financial view	B. Burden
10:00	Break	
10:15	Question and answer period	
11:00	Introduction and 1st impressions	L. Hine
11:15	Closing remarks	D.J. O'Neill

-1-

MOLSON GLOBAL GROWTH: ACHIEVING SHAREHOLDER VALUE THROUGH INTERNATIONAL EXPANSION

D.J. O'Neill

September 16, 2003

MOLSON 1786

A CONSOLIDATING MARKET CHALLENGES MOLSON

The Global Beer market continues to consolidate

- Pace has accelerated
- Concentration still low in comparison to other consumer good categories
- Going forward, expect shift to larger multi-geographic deals
  - potential major transactions involving: A-B, AmBev, Heineken, Coors, and/or Interbrew expected

Molson has not kept up with the pace of consolidation

- Despite moving up from 21 to 15 since 2000 in international volume rank, gap to average of Top 4 brewers has increased from 60Mhl to 90Mhl
- In EBITDA terms Molson rank has improved from 16 to 14

However, "participation for participation's sake" likely to destroy value

- Deal multiples have increased over last 2-3 years
- Deals subject to intense market scrutiny

Molson's mission remains to build sustainable shareholder value and remain one of the top performing beer companies globally

- The global growth strategy one element of a broad value creation agenda

- 3 -

GLOBAL BEER MARKET REMAINS CONCENTRATED

Top Ten Countries Account For 2/3 Of Global Volume


Global Beer Consumption (Mhl)
1600
1400
1200
1000
800
600
400
200
0
68%
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001

Top 10 Countries	2001 Volume (Mhl)	Volume CAGR (%) 1992-2001	Volume CAGR (%) 1996-2001
Rest of World	457	1.0	1.4
13. Canada	21	0.9	1.3
10. Poland	25	6.1	8.7
9. Spain	30	0.9	2.6
8. Mexico	51	2.8	3.4
7. UK	58	-0.2	-0.6
6. Russia	59	8.9	21.3
5. Japan	72	0.1	-0.5
4. Brazil	87	5.7	1.6
3. Germany	103	-1.3	-1.3
2. China	234	9.8	7.4
1. USA	237	0.6	0.8
	1,413	2.3	2.5

- 4 -

HOWEVER ON BREWER BASIS, CONSOLIDATION STILL LOW IN COMPARISON TO MANY CONSUMER PRODUCTS CATEGORIES

While Brewer Concentration Has Increased ...


Top 10 Brewer's Market Shares (Volume)
100%
80%
60%
40%
20%
0%
100%
100%
100%
60.4
57.6
46.7
39.6%
42.4%
53.3%
1.9
2.0
2.1
2.6
3.4
3.7
4.4
4.9
5.2
9.3
Bavaria
Carlsberg
Coors
SAB
Kirin
Interbrew
AmBev
Heineken
Miller
A-B
2.6
2.6
3.0
3.9
4.0
4.3
4.3
4.7
9.0
Modelo
S&N
Kirin
AmBev
Carlsberg
Miller
Interbrew
SAB
Heineken
A-B
2.8
3.4
4.5
4.0
5.2
4.3
9.1
9.4
Kirin
Modelo
Coors
S&N
Carlsberg
AmBev
Interbrew
Heineken
A-B
SABM
1990
1999
2003 YTD
Global Volume (Mhl)
1,103.6
1,347.2
1,445.7

... Still Comparatively Low vs. Other Categories


Top 4 Producers' Global Share
100%
80%
60%
40%
20%
0%
79%
70%
41%
39%
32%
Soft Drinks
Tobacco
Spirits
PC's
Beer

- 5 -

CONSOLIDATION EXPECTED TO CONTINUE GOING FORWARD
WILD CARD IS A-B – WITH HIGH CASH GENERATION

Brewers Still Looking to Consolidate to Compete

"Group strategy: actively participate in the ongoing industry consolidation"
– SABMiller (2002 AR)

"There are still ample opportunities to acquire breweries with national or cross-border positions which offer sufficient added-value for shareholders and can help grow profits"
– Heineken (2002 AR)

"The company is still in the consolidation arena, interested in fewer, more strategic deals which reinforce existing positions"
– Interbrew (2002 AR)

Analysts Expect 4-5 Global Players to Emerge

"In the less consolidated regions, we expect significant further local consolidation. Other than that, we expect the focus to shift increasingly to larger, cross-regional transactions"
– ABN Amro (May 2002)

"Looking forward ... deals will increase in scale as the middle tier continues to consolidate. Hard synergies will be low, much will hinge on price."
– Deutsche Bank (Aug 2002)

"... we expect to see some further consolidation take place"
– Freisland (Sept 2002)

Specific Analyst Predictions

Further consolidation in UK, Germany and China

AmBev, S&N as potential acquisition targets

A-B equity expansion in China

Sale of Foster's beer business

Creation of an Asian giant, led by Kirin

But shift to larger, multi-geography deals

- 6 -

LARGEST BREWERS INCREASINGLY INTERNATIONAL IN FOCUS
Domestic vs. International Position of Top 10 Brewers

Top Brewers Rely on International Volume

Proportion of Brewer Volume that is International


SABM 82% 46%
A-B 20% 19%
Heineken 93% 93%
Interbrew 94% 93%
AmBev 21% 6%
Carlsberg 94% 89%
S&N 65% 26%
Modelo 28% 22%
Kirin 27% 26%
Coors 33% 4%
Molson 59% 14%
Top 10 Avg. 2002 59% 1999 42%

To Grow Revenue

Proportion of Brewer Revenue that is International


SABM 87% 50%
A-B 19% 17%
Heineken 88% 83%
Interbrew 91% 84%
AmBev 27% 5%
Carlsberg 90% 85%
S&N 59% 14%
Modelo 26% 24%
Kirin 24% 22%
Coors 36% 2%
Molson 20% 8%
Top 10 Avg. 2002 55% 1999 42%

And Increase EBITDA

Proportion of Brewer EBITDA that is International


SABM 77% 30%
A-B 16% 16%
Heineken 90% 86%
Interbrew 92% 83%
AmBev 19% 3%
Carlsberg 91% 83%
S&N 56% 7%
Modelo 23% 21%
Kirin 22% 18%
Coors 40% 6%
Molson 6% 0%
Top 10 Avg. 2002 47% 1999 35%

- 7 -

EXTENSIVE SEARCH FOR POTENTIAL DEALS UNDERTAKEN

Targets Assessed Along Several Criteria

1 Initially Considered all Potential Targets

Began process by considering Top 3 brewers in 20 largest global beer markets

2 Narrowed List to "Interesting" Deals

Refined list based on several criteria:
- Availability
- Market position
- Value creation potential
- Affordability
- Ownership structure
- Fit with Molson

3 Conducted in-Depth Analysis

Conducted full review of interesting targets to assess attractiveness

Targets screened against several criteria:
- Market attractiveness
- Business fundamentals
- Value creation potential
- Logic for Molson to pursue deal
- Fit with Molson capabilities
- Risk

- 8 -

REGIONAL ANALYSIS CONDUCTED ACROSS ALL MAJOR GEOGRAPHIES



Western Europe
Total consumption 2001 (Mhl): 175.7
Consumption/capita 2001 (L): 36.3
Consumpiton Growth 01-10F (ΔMhl): 62.3
CAGR 01-10F: 3.4%
North America
Total consumption 2001 (Mhl): 309.5
Consumption/capita 2001 (L): 75.6
Consumpiton Growth 01-10F (ΔMhl): 20.9
CAGR 01-10F: 0.7%
Eastern Europe
Total consumption 2001 (Mhl): 175.7
Consumption/capita 2001 (L): 36.3
Consumpiton Growth 01-10F (ΔMhl): 62.3
CAGR 01-10F: 3.4%
Asia-Pacific
Total consumption 2001 (Mhl): 396.8
Consumption/capita 2001 (L): 11.4
Consumpiton Growth 01-10F (ΔMhl): 163.7
CAGR 01-10F: 3.9%
Africa/Middle East
Total consumption 2001 (Mhl): 65.7
Consumption/capita 2001 (L): 6.4
Consumpiton Growth 01-10F (ΔMhl): 25.8
CAGR 01-10F: 3.4%
South America
Total consumption 2001 (Mhl): 151.7
Consumption/capita 2001 (L): 43.6
Consumpiton Growth 01-10F (ΔMhl): 44.4
CAGR 01-10F: 2.9%

- 9 -

SUMMARY: WESTERN EUROPE

Western Europe is home to large established beer markets with little or no growth

- Top markets Germany and UK expected to continue shrinking
- South European (Spain, Italy, Portugal, Greece) and Scandinavian markets (Norway, Sweden) anticipated to grow slightly

Beer markets are mostly locked up by top global players

- Heineken, Interbrew, Carlsberg and S&N own key players in the local markets and have continued to secure their dominance
- Germany still highly fragmented but showing signs of consolidation

- 10 -

LARGE DEVELOPED COUNTRIES NOT GROWING

Mainly Southern Countries Offering Small Growth

Beer Consumption in Western Europe


Finland
Germany
Norway
Sweden
Ireland
U.K.
Denmark
Netherlands
Belgium
Germany
Luxembourg
France
Switzerland
Austria
Portugal
Italy
Spain
= 10Mhl of Total Consumption in 2001
Greece

Country	Total Consumption 2001(Mhl)	Consumption/ Capita 2001 (l)	Consumption Growth 2001-2010F (Δ Mhl)	CAGR 2001-2010F
Germany	103.2	125.5	-5.4	-0.6%
United Kingdom	58.2	97.5	-2.5	-0.5%
Spain	29.8	75.2	1.3	0.5%
France	21.3	35.8	1.4	0.7%
Italy	16.7	28.9	1.4	0.9%
Netherlands	13.0	81.7	0.3	0.3%
Belgium	10.1	98.2	-0.5	-0.5%
Austria	8.9	109.7	-0.3	-0.4%
Portugal	6.3	62.8	0.6	1.0%
Ireland	5.6	148.3	0.2	0.4%
Denmark	5.5	102.4	0.3	0.5%
Sweden	4.9	55.0	0.5	1.1%
Greece	4.5	42.8	0.5	1.2%
Switzerland	4.3	59.6	0.1	0.3%
Finland	4.1	78.8	0.1	0.4%
Norway	2.4	52.6	0.3	1.2%
Luxembourg	0.5	119.5	0.0	0.0%
Total	299.2	76.9	-1.7	-0.1%

☐ Top 20 market

- 11 -

SUMMARY: EASTERN EUROPE

Majority of Eastern European markets expected to continue growing rapidly

- Driven by Russia, Poland, Ukraine and Turkey
- Established beer markets in Czech Republic and Slovakia are stagnant

Key markets already locked up by top global brewers

- SAB, Heineken, Interbrew have been investing in Eastern Europe since early 1990s driving brewer consolidation in local markets
- Only Russia currently is quite fragmented with the top two competitors (Interbrew and Carlsberg) accounting for 48%
- Market split between global players and small local breweries

- 12 -

MAJORITY OF COUNTRIES IN EASTERN EUROPE EXPECTED TO GROW SIGNIFICANTLY

Beer Consumption in Eastern Europe



Russia
Czech Republic
Poland
Slovakia
Hungary
Romania
Serbia/ Montenegro
Turkey
Bulgaria
= 10Mhl of Total Consumption in 2001

Country	Total Consumption 2001 (Mhl)	Consumption/ Capita 2001 (l)	Consumption Growth 2001-2010F (Δ Mhl)	CAGR 2001-2010F
Russia	59.3	40.7	28.4	4.4%
Poland	25.2	65.0	5.9	2.4%
Czech Republic	16.2	157.5	-0.2	-0.1%
Ukraine	12.6	25.5	9.7	6.5%
Romania	12.1	53.9	2.5	2.1%
Hungary	7.5	74.2	1.0	1.4%
Turkey	7.0	10.5	2.3	3.3%
Serbia/ Montenegro	6.2	57.7	1.6	2.6%
Slovakia	4.8	90.0	-0.1	-0.1%
Bulgaria	4.4	52.6	-0.2	-0.6%
Total	175.7	36.3	62.3	3.4%

☐ Top 20 market

- 13 -

SUMMARY: SOUTH AMERICA

South American markets are rapidly growing and relatively under-penetrated by global giants

- Beer volume and growth are concentrated in Brazil: 57% of consumption and 51% of volume growth
- Only three more countries with beer volume greater than 10 Mhl: Venezuela (22 Mhl), Colombia (15 Mhl) and Argentina (13 Mhl); they account for another 32% of volume growth

AmBev, CCU and Quilmes are the three regional leaders

- AmBev is the leading consolidator in the region
  - acquired 36% stake in Quilmes in 2002
  - currently has plans to expand into Peru and Guatamala
- Both Heineken and A-B have minority stake in CCU

- 14 -

SOUTH AMERICAN MARKETS EXPECTED TO CONTINUE RAPID GROWTH

Brazil Represents Over Half of Market and Growth

Beer Consumption in South America


Venezuela
Colombia
Ecuador
Peru
Brazil
Paraguay
Argentina
Uruguay
Chile
= 10Mhl of Total Consumption in 2001

Country	Total Consumption 2001 (Mhl)	Consumption/ Capita 2001 (l)	Consumption Growth 2001-2010F (Δ Mhl)	CAGR 2001-2010F
Brazil	86.7	51.0	22.6	2.6%
Venezuela	22.3	90.6	3.6	1.7%
Colombia	13.9	32.3	6.8	4.5%
Argentina	12.5	33.6	3.8	3.0%
Peru	5.3	20.0	3.1	5.4%
Chile	4.0	26.1	1.1	2.7%
Ecuador	2.5	19.6	1.1	4.0%
Paraguay	2.0	35.6	0.8	3.7%
Bolivia	1.6	19.1	1.2	6.3%
Uruguay	0.6	17.8	0.3	4.5%
Total	151.7	43.6	44.4	2.9%

☐ Top 20 market

- 15 -

SUMMARY: ASIA/PACIFIC

Asian Pacific market split between high-growth developing nations (China: 59% of volume) and mature markets (Japan: 18% of volume)

- Large Chinese beer market expected to grow at 5% CAGR or 127 Mhl by 2010 but at very low profitability levels
- Second-tier beer markets Thailand, Vietnam and Philippines also expected to grow significantly: CAGR of 4%–8%
- Japan, Australia and New Zealand are established beer markets with limited growth prospects

Regional concentration intensifying

- Key players have begun to leverage dominant local positions into regional footprints
  - Kirin's ownership in Lion Nathan and San Miguel
  - Carlsberg Asia being used as acquisition vehicle
- China is still fragmented but beginning to consolidate behind market leaders
  - Tsingtao, CRE/SAB and Beijing Yanjing have doubled share in last 2 years

- 16 -

SUMMARY: NORTH AMERICA

North America is a large established market dominated by the U.S. (77% of volume)

- U.S. and Canada are slow growth markets, each home to 2–3 large brewers and a number of small craft brewers
- Mexico expected to experience moderate growth of 10 Mhl (20%) by 2010 but is a duopoly in which A-B and Interbrew have stakes in key players

Suggested options for Molson in North America

- Build regional strength
  - USA: String of beads
  - Canada: Expand, improve regional performance

- 17 -

NORTH AMERICAN MARKET LARGE BUT SLOW-GROWING
Mexico is Fastest Growing Area

Beer Consumption in North America



U.S.
Mexico
= 10Mhl of Total Consumption in 2001

Country	Total Consumption 2001 (Mhl)	Consumption /Capita 2001 (l)	Consumption Growth 2001-2010F (Δ Mhl)	CAGR 2001-2010F
U.S.A.	236.8	85.8	9.9	0.5%
Canada	21.4	68.6	0.8	0.4%
Mexico	51.4	50.2	10.2	2.0%
Total	309.5	75.6	20.9	0.7%

☐ Top 20 market

- 18 -

NORTH AMERICA HIGHLY CONSOLIDATED
Few Opportunities for Step Out Growth



U.S.A.
Mexico
Canada
Share of Volume (%)
100
90
80
70
60
50
40
30
20
10
0
Others 14
S&P 4
Heineken 2
Coors 11
Miller 20
Anheuser-Busch 49
Modelo 56
Others 14
236.7
61.6
22.2
2001 Beer Consumption (Mhl)
Anheuser-Busch companies
SABMiller companies
Coors companies
Molson companies
Interbrew companies
Other global breweries

- 19 -

CRAFT/IMPORT/SUPER-PREMIUM PLAYERS GENERALLY HAVE REGIONAL AREAS OF STRENGTH

Molson USA



Key Brands: Canadian, Canadian Light, Golden, Ice, Export, Excel
Segment: Super Premium Import

Boston Beer



Key Brands: Samuel Adams
Segment: Domestic Super Premium

Yuengling



Key Brands: Yuengling Traditional Lager
Segment: Domestic Super Premium

Sierra Nevada



Key Brands: Pale Ale
Segment: Regional Specialty

New Belgium



Key Brands: Fat Tire
Segment: Regional Specialty

Core markets | Established presence | No or minimal presence | ★ Brewery

- 20 -

ACTIVE CONSOLIDATION WORLDWIDE SINCE 1999: $25B IN DEALS

Select M&A Activity of Top 10 Brewers

	Top 10 Brewers	2002 Volume (Mhl)	New or Increased Investment Since 1999 ($B)
1.	SABMiller	133	Miller (5.6, US), Pilsner Urquell (0.6, Czech Rep.), Castel (0.3, Africa), BevCo (0.5, Central America), Kaluga (Russia), Piwowarska/Dojidy (Poland), Mysore/Rochee (India)
2.	A-B	129	Tsingtao (0.2, China), CCU (0.3, Chile)
3.	Heineken	105	BBAG (2.1, Austria), Grupo Cruzcampo (0.8, Spain), Gemer/Martiner (Slovakia), Affligem Brouwerij (Belgium), Bayerische Brauholding (0.6, Germany), Bravo (0.4, Russia), Karlowacka (Croatia), Karlsberg (Germany), Tempo (Israel), Namibia (Africa)
4.	Interbrew	84	Bass (3.4, UK), Whitbread (0.6, UK), Becks (1.8, Germany), Diebels (0.1, Germany), Sun Brewing (0.2, Russia/Ukraine), Zagrebacka (Croatia), Damm (Spain), Trebjesa (Serbia/Montenegro), Cass (S. Korea), Apatin (Serbia), KK Group (China)
5.	AmBev	73	AmBev merger (Brazil), AmBev/Quilmes (1.2, Brazil/Argentina), CCBA (Argentina), Cerv. Internacional (Paraguay), Cerv. Boliviana (through Quilmes, Bolivia), Salus (Uruguay)
6.	Carlsberg	64	Orkla merger (1.5), Okocim (Poland), Turk Tuborg (Turkey), Pirinsko (Bulgaria), Panonska (Croatia), Hite (S. Korea), Unicer (Portugal), Feldschlossen (Switzerland)
7.	S&N	48	Kronenbourg (France), Hartwall (1.2, Finland, includes 50% of BBH Russia/Ukraine), Mythos (Greece), Centralcer(Portugal), United Brewers (India)
8.	Coors	40	Carling (1.9, UK)
9.	Modelo	40	n/a
10.	Kirin	37	San Miguel (0.5, Philippines)

- 21 -

MARKET CONSOLIDATING EVEN FASTER BUT NOT LEADING TO VALUE CREATION

Average Volume of Top 4 Brewers Has Grown at 15% p.a. Since 1999 -- Higher than 7 % Projected Rate

Average Volume of Top 4 Brewers (Mhl):


Forecasted CAGR
1999-2010 = 7%
Actual CAGR
1999-2002 = 15%
75
113
162
1999 Actual
2002 Actual
2010 Forecast
from 2000
Strategy Work

However, Over Last 3 Years Consolidation Not Leading to Value Creation

Growth since 1999 for Top 4 Brewers driven mainly by acquisition
- only ~23% of Top 4 Brewer volume growth organic

Increasingly competitive deal environment
- average deal multiple has increased from 7.7 in mid 90's to 10.2 over last 3 years

Acquisitions not leading to TSR results
- 3-year Top 4 brewer average TSR: 1.9%
  - A-B: 8.4%
  - Heineken: -1.1%
  - SAB Miller: -5.0%
  - Interbrew: -20.0%

A-B Only One of Top 4 Brewers Creating Value for Shareholders Last 3 Years

- 22 -

LEVEL OF INTERNATIONAL ACQUISITIONS NOT A PREDICTOR OF SHAREHOLDER VALUE CREATION

Over 10 Years Many Brewers Have Created Value

Average TSR (1992-2002) vs. Level of M&A Activity


Avg. TSR (1992-2002)
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
A-B
Molson
Heineken
Coors
San Miguel
S&N
Kirin
Asahi
Carlsberg
SABM
Sapporo
0%
20%
40%
60%
80%
100%
120%
Last Ten Year Deal Value as % of Enterprise Value

Over 3 Years Value Creation More Difficult

Average TSR (1999-2002) vs. Level of M&A Activity


Avg. TSR (1999-2002)
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
Molson
Lion Nathan
Boston Beer
A-B
Coors
Carlsberg
San Miguel
Heineken
SABM
Modelo
S&N
Asahi
Kirin
Interbrew(1)
Sapporo
0%
20%
40%
60%
80%
100%
120%
Last Three Year Deal Value as % of Enterprise Value

(1) Interbrew IPO in 2000

Over last 3 years, M&A activity not translating to TSR performance

- 23 -

M&A ACTIVITY MUST BE SELECTIVE AND DISCIPLINED

Key Transactions Over the Last Decade

Target (Country)	Acquiror	Year	Price Paid (US$ B)	EBITDA Multiple
BBAG (C. Europe) – 100%	Heineken	2003	2.1	10.8
Centralcer (Portugal) – +51% to 100%	S&N	2003	0.4	10.5
Peroni (Italy) – 100%	SAB	2003	0.3	12.6
Tsingtao (China) – + 22.5% to 27%	A-B	2003	0.2	13
CCU (Chile) – 31%	Heineken	2003	0.2	12.5
Miller (US) – 100%	SAB	2002	5.6	9.4
Quilmes (Argentina) – 36%	AmBev	2002	0.3	14.0
Kaiser (Brazil) – 100%	Molson	2002	0.8	12.9
Hartwall (Finland) – 100%	S&N	2002	2.2	10.1
Bravo International	Heineken	2002	0.4	12.3
Carling (UK) – 100%	Coors	2001	1.9	8.5
Beck's (Germany) – 100%	Interbrew	2001	1.8	13.1
Bass (UK) – 100%	Interbrew	2000	3.4	11.2
Orkla Brewing (Nordic) – 100%	Carlsberg	2000	1.1	na
Whitbread (UK) – 100%	Interbrew	2000	0.6	5.0
Kronenbourg (France) – 100%	S&N	2000	2.7	11.2
Antarctica – Brahma merger (Brazil)	AmBev	1999	0.9	na
Pilsner Urquell (Czech Rep.) – 100%	SAB	1999	0.6	12.0
Cruzcampo (Spain) – 88%	Heineken	1999	0.6	~15
Lion Nathan (Australia) – 45%	Kirin	1998	0.8	10.3
Brewpole (Poland) – 100%	Heineken	1998	0.4	na
Labatt (Canada) – 100%	Interbrew	1995	1.5	8.1
Courage (UK) – 100%	S&N	1995	0.7	7.4
Dominion (New Zealand) – 27%	Heineken	1993	1.0	6.4
Grupo Modelo (Mex) – +17.7% to 50.2%	A-B	1993	0.5	9.3

Many transactions, only a few winners

- 24 -

MOLSON M&A ACTIVITY MAY BE A POTENTIAL SOURCE OF FURTHER GROWTH IN MEDIUM TERM

Pursuit of Large M&A Transactions Not Required, Rather a Decision to be Made

Address Risks From Continued Market Consolidation

Pace of consolidation has accelerated
- Concentration still low in comparison to other categories

Molson not keeping up
- Despite moving from 21 to 15 volume rank, gap to average of top 4 has increased from 60 Mhl to 90 Mhl

Major players likely to almost double in next 10 years
- Leave Molson subscale in capital access
- Shift to multi-geography deals
  - potential deals: A-B + AmBev; Interbrew + A-B

Provide Potential for Sustained Growth and Value Creation

Maintain "skin in the game" by growing capital base

Complete deals where Molson position and skill set enhance deal value
- Cost reduction potential
- Lead market positions
- Duopoly markets

Maintain balance of developed and developing markets
- Real annual volume growth

- 25 -

LESSONS FOR MOLSON FROM GLOBAL BREWERS ON REQUIREMENTS FOR VALUE CREATION

Shareholder Value Creation

Consistent, Sustainable Growth in Core Markets

Market growth
- Pricing stability
- Share gain

Healthy and expanding EBIT margins

Consistent EBIT and EPS growth

Management bench strength

Selective, Disciplined International Expansion

Acquire business with attractive fundamentals
- Distribution strength, market position, top-line growth, consistent profit, healthy consumer franchise

Actively manage portfolio ratio of "developed" vs. "emerging" markets
- Next target should be in a developed market

Capitalize on Molson capabilities
- Cost reduction
- Mature duopoly markets with category opportunities

Understand competitiveness of M&A market
- Longer time horizon in evaluating payback
- *Potential for short-term negative market reaction*
- Ability to deliver on synergies

Mitigate risk in large transactions
- Purchase asset in stages, share risk with partner, second transaction that locks in value

Best brewers do not use international activity to offset performance at home, they deliver both

- 26 -

RECOMMENDED NEXT STEPS FOR M&A

Slow Burn, Reactive But Ready

Continue dialogue within industry
- Initiate and maintain contact with current partners
- Discussions kept to senior levels
- Objective to maintain open channels, not instigate deal activity

Low level activity to maintain readiness, monitor developments and keep *"ear to the ground"*
- Global industry evolution
- Deal activity
- *Global brewer strategies*
- Performance of potentially attractive players

- 27 -

MOST MAJOR BREWERS BALANCE EMERGING MARKET VOLUME WITH PRESENCE IN DEVELOPED COUNTRIES

Emerging vs. Developed Market Volume Mix, 2001


100% 100% 100% 100% 100% 100% 100% 100% 100% 100% 100%
Ambev: 100
Modelo: 76, 24
Carlsberg: 58, 42
Molson: 51, 49
SAB: 42, 58
Interbrew: 37, 63
Heineken: 32, 68
S&N: 30, 70
Kirin: 28, 72
A-B: 17, 83
Coors: 100
Emerging Markets
Developed Markets

Molson already more exposed to emerging markets than most top global brewers

INTERNATIONAL ACTIVITY NEEDS TO BE EVALUATED RELATIVE TO POTENTIAL TO CREATE VALUE

Potential Areas for Creating Shareholder Value	Scenarios	Potential EBIT Impact ($M)	Value
Canada	1 share point gain <u>or</u> $50M in cost savings	$22M $50M	
United States	Double Molson USA volume to 2.0Mhl	$20M	
Brazil	1 share point gain <u>or</u> $100M Reais in cost savings	$10M $45M	
Develop Export Business	Grow export business to 500 Khl over 5 years	$14M	
M&A Activity	TBD	TBD	

Below value of $100M Molson investment of time and effort a distraction from the real strategic imperative

MOLSON'S INTERNATIONAL STRATEGY STARTS WITH EXECUTION IN ITS HOME MARKET

Priority one is to deliver the tremendous value potential available in current businesses

1. Canada: driver of Molson's value creation potential; priority is profitable share gain
2. Brazil: achieve stated targets and establish credibility in M&A activities
3. U.S.: re-achieve 1.858M Bbls and establish Molson as one of Top 3 import brands
4. Export: establish international presence through focus on 2-3 investment markets

Potential M&A activity represents a medium-term opportunity to achieve growth beyond the core: choice, not requirement

- Enables Molson to address risks associated with global consolidation process
- Provides potential for sustained growth and increased shareholder value
- Successful major brewers do not use international activity to offset weakness at home, they deliver both

- 30 -

GLOBAL GROWTH STRATEGY ONE ELEMENT OF MOLSON'S BROADER VALUE CREATION AGENDA

Four Priorities to Maximize Value From Existing Businesses				Growth Beyond Core
Canada	**U.S.**	**Brazil**	**Export Strategy**	**M&A Activity**
Deliver P125 Strategic pricing Share gain through innovation "A-B like" consistency in delivery of results	Become one of Top 3 Import brands Re-achieve 1.858M Bbls Continue to build credibility Potential for selective acquisitions	Achieve targets: • P200 • Share gain • Pricing • POS execution Establish credibility in M&A activity/ integration	Build international volume through focus on 2-3 investment markets Seek to export to additional markets with limited investment of people or dollars	Address risks from continued market consolidation Provide potential for sustained growth and shareholder value potential
Immediate Focus / Short-term Priority				Medium-term Opportunity

- 31 -

FOCUS ON CORE FOR NEXT 3 YEARS INCREASES LIKELIHOOD OF ACHIEVING LONG-TERM VALUE CREATION GOALS

Advantages of Delaying M&A Activity	Risks of Delaying M&A activity
Increase likelihood of success in core markets • Focus best resources on task at hand	14.5% EBIT growth driven by solely core market may not be sustainable • Will take 2-3 years after M&A deal consummation to start reaping value
Molson will be in a better financial position to participate in 3+ yrs	Molson may not be only brewer flush with cash 5 years from now • M&A competition may be more intense
Current deal multiples high, may come down	De-valuation of Canadian market • Aggressive new entrant attracted by profit pool

Advantages of delaying outweigh risks of moving aggressively

- 32 -

IN CANADA, PRIORITY IS PROFITABLE SHARE GAIN

Requirements for Success

Leadership, management skill depth and experience to deliver

Singular focus on a consistent set of core-owned brands
- Continuous stream of innovation
- Marketing mix that favours brand building vs. buying volume

Executional excellence: managed capacity, targeted effort, efficient implementation

Attack pockets of share weakness: LCBO, Maritimes, Manitoba

Manage relative position of partner brands in portfolio
- Heineken, Corona, Coors

Maintain leadership in growing light and super-premium segments
- Focus efforts on owned brand entries

Ensure participation in profitable growth in Value segment

Keep foot on accelerator everyday

- 33 -

GOAL FOR MOLSON U.S.A. TO RETURN TO BEING A SIGNIFICANT CONTRIBUTOR TO OVERALL BUSINESS

Requirements For Long-term Success And Profit Impact In The U.S. Market

Requirement for Success	Description
Marketing and promotional strategy	Consistent support behind a strong brand portfolio
Local market choice	Focusing effort against very small set of key, high potential import markets
Resource allocation	Distorting resources against highest priorities
Sales execution	Building brand through on-premise success; Flawless execution of on and off-premise programs and merchandizing
Achieving price premium	SP Price point that delivers real profit potential
Best available distribution partner	Securing access to high quality distribution, smooth back-office execution

- 34 -

IN 2000, COORS SELECTED AS BEST PARTNER FOR MOLSON

Specific Criteria for Selection of US Partner

Proven track record of effective competition in US market

Willingness to actively push Molson product (including light)

Strength in US beer world
- On-premise
- Off-premise
- Core geographies
- Non-core geographies

Net contribution of incremental profitability

Molson ability to become a material volume contributor

Coors Identified As Best Partner

Effective distribution access with "top five priority promise"

Complementary geographic strength

SG&A scale

US strength: holding share as #3 player in US market

Marketing and sales savvy
- On-premise and off-premise

Potential to solidify relationship in Canada
- Extend distribution/sales contract
- Co-development of light
- Contract production opportunities

- 35 -

SUCCESS IN BRAZIL REQUIRES SUCCESS IN EIGHT AREAS

Strategy/Element	Objective
1 Broaden distribution/ availability	• Increase beer coverage within bottlers' current POS base • Grow bottlers' beer distribution base
2 Enhance POS execution	• Prioritize POS and define service level requirements • Enhance brand visibility, POS target
3 Strategically improve pricing	• Manage price across distribution chain and regions • Align and monitor discount policy along distribution chain
4 Reduce cost	• P200; reduce can costs
5 *Turn around self service*	• *Maximize M&S return on contract investment and its* effectiveness
6 *Focus premium brands*	• *Focus on key brands and regions* • Implement M&S investment flexibility, efficiency and monitoring
7 Maximize super premium potential	• Implement priorities and targets by brand and region
8 *Improve commercial processes* with bottlers	• *Program to improve bottler beer execution capabilities*

- 36 -

NEED TO RESOLVE ROLE OF BREWER PARTNERS IN EXECUTION OF LONG-TERM STRATEGY

Role in Development of Core Markets, Impact of M&A Strategy

	Coors	Heineken	Corona	SAB / Miller	Fosters
Core Market Immediate Needs	Solidify current position in Canada	Continue to develop relationship	Manage Bavaria impact on relation-ship	Maintain relation-ship	Maintain Relation-ship
Potential Ideas to Expand Scope of Relationships	Broader SP JV in U.S. • Include Coors brands	Molson access to European markets for export			
M&A Consider-ations	Jointly assess acquisitions Assess potential conflicts	Potential partner for joint/break-up transactions • Increase capital strength, credibility			

- 37 -

BUILDING THE EXPORT BUSINESS A PRIORITY FOR MOLSON

Molson Currently Lacks A Strong International Brand Presence

Molson currently has 1.0 Mhl of export business
- Molson in 21st place amongst global competitors

But 99.5% of Molson export volume is in one market – the United States

Excluding the USA, Molson ranks 169th among international beer brands

Rationale for Targeting International Brand Growth

Establish Molson as an international player with a global brand

Broaden understanding of international markets
- Develop local relationships and alliances
- Leverage back learnings into Canada/Brazil/U.S.
- Platform for future M&A activity

Capture long-term opportunity for profitable growth

Not a quick win: long term investment to build position, time to start is now
- Corona and Heineken growth patterns suggest need for a 10 year time horizon

- 38 -

MOLSON CURRENTLY LACKS A STRONG INTERNATIONAL BRAND PRESENCE

Molson Ranks 169th Among International Export Brands (Outside U.S.)


Top 25 International Brands Excluding U.S. Volumes 2001 (Mhl)
(Mhl)
20
15
10
5
0
13.3
9.2
8.4
8.2
6.8
6.6
4.3
3.7
3.1
2.3
1.9
1.9
1.8
1.7
1.3
1.2
1.2
1.1
0.9
0.8
0.8
0.7
0.7
0.7
0.6
0.0
Heineken
Carlsberg
Budweiser
Amstel
Stella Artois
Foster's
Guinness
Tuborg
Miller
Kronen-bourg
Coors
Beck's
Bavaria
Holsten
Faxe
Corona
Tiger
Grolsch
Budvar
DAB
Asahi
Buckler
Bass Ale
St. Omer
Castle
Molson
Rank: 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 169

Molson Ranks 21st Among International Export Brands (Including U.S.)


Top 25 International Brands Including U.S. Volumes 2001 (Mhl)
(Mhl)
20
15
10
5
0
18.1
9.3
9.0
8.9
8.4
7.5
6.9
5.3
3.7
3.1
2.8
2.3
1.9
1.9
1.8
1.7
1.5
1.3
1.2
1.2
1.0
0.9
0.9
0.9
0.9
Heineken
Carlsberg
Corona
Amstel
Budweiser
Foster's
Stella Artois
Guinness
Tuborg
Miller
Beck's
Kronenb.
Labatt
Coors
Bavaria
Holsten
Bass Ale
Faxe
Grolsch
Tiger
Molson
Tecate
Asahi
DAB
Budvar
Rank: 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25

- 39 -

GLOBAL FOREIGN BRAND MARKET 140 MHL

Top 10 Markets Account For 71% Of Foreign Brand Volume


Global Foreign Brand Consumption
Volume (Mhl)
140
120
100
80
60
40
20
0
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001
10%
71%

Segment	2001 Volume (Mhl)	Foreign Brands % of Total	1996-01 CAGR
Global Market	141.3	10%	4.2%
Rest of World	26.6	5%	1.6%
Next 10	13.8	7%	-0.5%
10. Ireland	3.4	60%	4.9%
9. Greece	4.0	88%	0.6%
8. Germany	4.2	4%	1.9%
7. China	6.0	3%	0.5%
6. Canada	6.5	30%	13.9%
5. Italy	6.9	42%	5.7%
4. France	7.9	37%	5.1%
3. Spain	8.0	27%	3.4%
2. USA	25.6	11%	11.0%
1. UK	28.4	49%	3.9%

- 40 -

RATIONALE FOR PURSUIT OF EXPORT STRATEGY

Create additional pool of value to support long-term shareholder goals

Establish Molson as an international player with a global brand

Current position an "embarrassment"

Broaden understanding of international markets

- Develop local relationships and alliances
- Leverage back learnings into Canada/Brazil/U.S.
- Platform for future M&A activity

Study of successful brewers suggests a long-road to building substantial export business; time to start is now

- Corona has built 9Mhl export business in 150 countries over 20 years
- Heineken brand has grown ~8Mhl of export volume in 160 countries over last 20 years

> Not a quick win: long term investment to build position, time to start is now

- 41 -

MOLSON GLOBAL BRAND PORTFOLIO TO BUILD ON 3 BRANDS

	Brand Status	Rationale for Inclusion
Bavaria	• Leverage brand bundle developed for Canada • International brand name to be developed	• Track record of success in Canada • Existing brand bundle that can be leveraged globally • Strong distributor interest in a Brazilian brand
Carling Black Label	• New "international" packaging and positioning in development	• CBL already the 12th largest brand in the world and the number 1 brand in England • *Molson ownership of global brand rights not being leveraged*
Molson	• New international brand bundle required for global launch • Research name, liquid, positioning, etc..	• Flagship brand • Strong heritage claims • Long-term potential for growth in super-premium segment

Molson and Bavaria Represent Traditional Export Opportunities
- CBL More of a Licensing Opportunity, to Monetize Value of our Brand Rights

- 42 -

CURRENT FOOTPRINT WILL DELIVER SIGNIFICANT SHAREHOLDER VALUE, NO URGENCY FOR M&A

Four Priorities to Maximize Value From Existing Businesses | Growth Beyond Core

Canada	U.S.	Brazil	Export Strategy	M&A Activity
Deliver P125 Strategic pricing Share gain through innovation "A-B like" consistency in delivery of results	*Become one of* Top 3 Import brands Re-achieve 1.858M Bbls *Continue to* build credibility Potential for selective acquisitions	*Achieve targets:* • P200 • Share gain • Pricing • POS execution *Establish* credibility in M&A activity/ integration	*Build international* volume through focus on 2-3 investment markets Export to additional markets with *limited investment* of people or dollars	*Address risks from* continued market consolidation Provide potential for sustained growth and shareholder value *potential*

Immediate Focus / Short-term Priority | Medium-term Opportunity

- 43 -

MOLSON GROWTH FROM CURRENT FOOTPRINT HIGHLY CASH GENERATIVE OVER NEXT FIVE YEARS

EBIT	In excess of $1B by 2009, almost double 2003 levels
Net Debt	Fully repaid by 2008
Debt Capacity	Increased 3x to $4B
Cash Generated	Available to • Increase dividends • Buy back shares • Make acquisitions (in longer term)

Potentially leads to a doubling of the current shareholder value

- 44 -

MOLSON GLOBAL GROWTH: ACHIEVING SHAREHOLDER VALUE THROUGH INTERNATIONAL EXPANSION

B. Burden

September 16, 2003

MOLSON M 1786

REDOUBLING FOCUS ON CORE ASSETS COULD DELIVER DOUBLING OF PROFIT AND STOCK PRICE OVER NEXT 5 YEARS

Four Priorities to Maximize Value From Existing Businesses				Growth Beyond Core
Canada	**U.S.**	**Brazil**	**Export Strategy**	**M&A Activity**
Deliver P125 Strategic pricing Share gain through innovation "A-B like" consistency in delivery of results	Become one of Top 3 Import brands Re-achieve 1.858M Bbls Continue to build credibility Potential for selective acquisitions	Achieve targets: • P200 • Share gain • Pricing • POS execution Establish credibility in M&A activity/ integration	Build international volume through focus on 2-3 investment markets Seek to export to additional markets with limited investment of people or dollars	Address risks from continued market consolidation Provide potential for sustained growth and shareholder value potential
Immediate Focus / Short-term Priority				Medium-term Opportunity

- 46 -

CANADA WILL CONTINUE TO BE PROFIT ENGINE
Significant Opportunities to Continue to Drive EBIT and Share Growth

Three Key Levers To Drive Canada Core Growth

Cost Reduction	Strategic Pricing	Volume and Share Growth
Ensure cost reduction continues to be consistent contributor to EBIT growth Project 150 delivered average $50M in cost savings for each of last three years Project 125 will deliver further $125M over the next three years Molson building systems/culture to make continuous cost improvement permanent feature of performance	Ensure pricing continues to be consistent contributor to EBIT growth Molson understands what's required to continue to deliver pricing gains and is making investments to deliver • Improved (product and channel) mix • Enhanced brand equity • New (premium priced) product introductions	To date, underleveraged contributor to Molson EBIT growth compared to cost and pricing Molson moving systematically to step up its game to better exploit this lever: • Steady stream of new product introductions (e.g., A Marca Bavaria) • Attacking underpenetrated channels (e.g., LCBO) and geographies (e.g., Maritimes) • Infusion of new talent

- 47 -

BRAZIL, U.S. AND EXPORTS PROVIDE MOLSON WITH MEDIUM-TERM GROWTH POTENTIAL FOR SUSTAINED VALUE CREATION

Brazil Strategic Thrusts

Deliver R$200M in savings by the end of F'05
- Kaiser has already reduced cost by more than R$70M in F'03

Close price gap on Ambev

Achieve volume growth through distribution optimization:
- Improved geographical footprint (e.g., Rio)
- Increase POS coverage

In longer term, work to move Brazil closer to mature market potential in terms of per capita consumption and beer prices

MUSA Strategic Thrusts

Continue building volume momentum with Canadian and Canadian Light

Work with Coors to identify additional brand/company opportunities

Potentially, if the right opportunity arises, pursue selective acquisitions to accelerate achievement of critical mass

Export Initiatives

Provides Molson with long-term volume and profit growth potential

- 48 -

TREMENDOUS VALUE POTENTIAL AVAILABLE IN CURRENT FOOTPRINT

Canada Drives ~80% of Value Creation Potential

F'03 EBIT
$516M

F'09 EBIT
>$1B


Brazil
Canada
US
Brazil
Canada

Total focus on current set of assets could deliver doubling of share value over next five years

- 49 -

POTENTIAL TO PRODUCE LARGE FCF FROM CURRENT FOOTPRINT

Create Cash Surplus, Expand Acquisition Capacity

Directional Net Debt


$0
F'04
F'08

Directional Debt Capacity


>$4B
F'04
F'09

Cash availability to increase dividends, buyback shares and/or expand capacity for acquisition

- 50 -

MORNING BREAK

QUESTION AND ANSWER PERIOD

INTRODUCTION
AND FIRST IMPRESSIONS

Les Hine

VISION

BECOME THE NUMBER ONE BEER COMPANY IN CANADA

ONTARIO-WEST REGION: F'04 – F'06 STRATEGIC PLAN

Grow EBIT 14.5%	Grow Share .5 pts per year	Grow Sales Volume Annually	Organization Renewal	Improve Quality

Build Sustainable Shareholder Value

- 54 -

KEY STRATEGIC CHALLENGES – ONTARIO/WEST

Turn around Molson Canadian within declining premium segment

Focus resources against four segments and eight core brands

Accelerate growth in super premium despite plethora of competitors

Hold share in discount despite emerging less profitable deep discount segment

Ensure Canadian Light success prior to roll-out

Contain M&S spend in the face of new launches (A Marca Bavaria/Canadian Light), competitive activity and all-in share growth targets

Manage partner expectations especially given launch of A Marca Bavaria

Profit ambitions beyond price increases and cost reductions, require sustainable share growth

Effective management of organization capacity and change

- 55 -

REBUILD MOLSON CANADIAN

Strategies:

Build our unique Canadian equity

Focus on fewer, higher impact events

Be *more innovative*

Plans:

Advertising

- Continue the "I AM. CANADIAN" advertising

Sponsorships

- Canadian will be the focus of all of our hockey sponsorship programs

Future Initiatives

- Innovative ideas to create excitement and news in the Canadian franchise

- 56 -

ENSURE CANADIAN LIGHT SUCCESS

Molson is the segment leader because of its partnership with Coors Light

Canadian Light positions Molson to benefit from future growth of the Light segment

Canadian Light is currently in test market and is achieving set objectives and importantly, building share in addition to Coors Light

- 57 -

ACCELERATE GROWTH IN SUPER PREMIUM

Growth fiscal year to date on all our super premium brands

A Marca Bavaria is off to a good start

- #4 imported beer in Canada
- Outstanding product acceptance

A Marca Bavaria can grow for several years based

on experience in the super premium category

- 58 -

TO BE SUCCESSFUL IN F'04 ONTARIO/WEST MUST

Turn around Molson Canadian

Achieve major share growth in LCBO

Successfully launch A Marca Bavaria

Ready Canadian Light for roll-out in F'05

Accelerate ability to deliver cost reduction

Secure in plan price increase timing and value

- 59 -

CLOSING REMARKS

Forward Looking Statements

This presentation contains forward-looking information reflecting management's current expectations regarding future operating results, economic performance, financial condition and achievements of the Corporation. Forward-looking statements are subject to certain risks and uncertainties and actual results may differ materially. These risks and uncertainties are detailed in Molson filings with the appropriate securities commissions and include risks related to foreign exchange, commodity prices, tax matters, foreign investment and operations as well as contingent liabilities. The Corporation undertakes no obligation to update or revise any forward-looking statements publicly.

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business Editors:
Molson Denies it is Open for Bids

MONTREAL, Sept. 17 /CNW Telbec/ - Molson Inc. today refuted the article published in the Globe and Mail that it is "open to bids". The comment made by Daniel J. O'Neill, President and CEO of Molson Inc. in a briefing to investors and analysts, as reproduced in the article, misinterpreted the intent of the communication and as a result is misleading to shareholders.

Mr. O'Neill confirmed today that under no circumstances is Molson considering selling the company. "As I stated in the meeting yesterday, there is substantial value upside available to Molson from the current footprint, by focussing on the core markets of Canada, the U.S. and Brazil which could lead to a doubling of shareholder value. This is the key focus of Molson over the next five years in continuing to give great value to shareholders."

Molson Inc. (TSX: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Marca Bavaria, Kaiser and Bavaria.

%SEDAR: 00001968EF

/For further information: Media Sylvia Morin, Vice President, Corporate Affairs, (514) 590-6345; Investors and analysts, Danielle Dagenais, Vice President, Investor Relations, (514) 599-5392/

(MOL.A. MOL.B.)

CO: MOLSON - INVESTORS; MOLSON - NEWS ROOM

CNW 09:51e 17-SEP-03

EVENT: WEBCAST EVENT – MOLSON INC.

RESERVATION: (CNW Montreal)

TIME: 10:00

REFERENCE: MOLSON INC.-WC-101003b.DOC

LENGTH: 32:00 minutes

DATE: SEPTEMBER 19, 2003

DANIEL O'NEILL'S PRESENTATION AT CIBC WORLD MARKETS

UNIDENTIFIED MALE SPEAKER: If everybody could just take their seat, we're going to try and get this started on time so that we can have enough room for questions and answers after.

I would like to introduce Dan O'Neill, the President and CEO of Molson. I just want to remind you, Dan, that the media is probably listening. So no comments about a company being sold or anything like that. Thanks a lot.

DANIEL J. O'NEILL (President and Chief Executive Officer – Molson Inc.): Thanks very much and good morning, everyone. The company is clearly not for sale, so let's not get into that part. I've spent the last three days confirming that.

Over the last four years, we as a company have been very, very successful in defining specifically what we want to do, highlighting that by, our overall vision; then studying the measurement targets. And then each year, we add a new building block or a piece of the puzzle or an interesting, new source of energy in the form of, it may take the place of new thinking, it may take a critical part of the puzzle.

But all that work that we go through, to do that in the detail of the work is really to consure(?) and to ensure ourselves and to ensure our shareholders that we're able to continue and we have the ability to continue to deliver.

I think that's kind of the unique part of our company. We focus. We do some real deep dive in some area. We come out with something that adds another piece so that we keep going along. And I can talk to several pieces of that as we go through.

Today, I want to share with you our well established plan that many of you saw. You've seen it last year. It's pretty consistent because that is the main building block that we have, and then I'll go through and sort of share with you the new piece that we've added through some detailed strategic work.

Thank you very much. He told me he'd be awake through the whole meeting.

So the company, a clear, concise vision to remain one of the best-performing beer companies in the world. And as we measure it, long-term shareholder value creation. And that's the focus of our company. That's written everywhere. That's how we all get paid and that's principally.

Molson has delivered best-in-class returns to its shareholders over the last three years. And in the last year, you can see this, we're number one at 199 percent return over the three-year period. If you put it on a five-year period, I think we're number two.

In the last fiscal year, we were number four worldwide and it really reflected the uncertainty and, not concerns but the uncertainty with adding on that new big piece of the puzzle, which was Brazil.

The focus remains on how we measure ourselves. Five specific objectives. These are the guidelines as we go through for each one of us. Our EBIT growth annually is 14.5. Our market share growth annually and our growing total worldwide volume is four to five.

The critical part over here is to do this, we have to continue looking at our organization and the quality of the people we have and the breadth of the organization and continue to improve quality, and that's not just in terms of product itself. It's also very important, we talked about the quality of the work individuals do. Are we doing a worldwide class strategic plan, for example? And I use the board to really help us define that.

Consistent, the other measure being our EVA, and you can see that here in the bottom. We've been pretty consistent. I'll show another chart on this, but our EVA growth, our volume perspective, that's simply the addition of Brazil here and the volume, the big impact of Brazil, our growth margins will continue to improve and our cash flow is very strong.

So overall, pretty strong annual returns.

This is our EVA chart. Pretty negative, as you look through here, and the value problems that we had. In 99, when we set our goal posts, we set the targets; you can start to see the improvement. So it's continuing to improve from an EVA point of view for the last four years.

Now, as a lot of you had seen, our overall four strategic pillars we call them, or pillars that we define where we work, I want to ensure everyone that we continue to work on cost. It's a critical part of our whole program. We have a program right now of P125, which is our project to over the current three years, this being your one of the three-year program, we are looking at another 25 million. We're very committed to that and we'll probably exceed that as we currently sit today. But we're continuing to work in the priority.

But as we talk about the building blocks, I want to talk about that whole strategic area and go in and talk on that pillar in particular. So in doing that deep dive or trying to identify the next building block, we went in and undertook a follow up to our international studies of several years ago, and I'm going to share pieces of that with you.

But our big learning several years ago was very, very hard and very few companies have been able to provide positive returns when they go out and make an acquisition. I'll show you some numbers in the latter part of our talk today that will say it's even getting harder as the competition goes, the multiples are going up, and the critical thing coming out of the study, when we were about three-quarters of the way through the study, we said, well, wait a second. We could probably create a lot more value in our current footprint than we can of going forward and making another acquisition at this point in time.

So our international strategy starts with the execution in our home market, and that wasn't the intent as we went in to do this study. We went in there and said where can we go? We're going to have to be real flush in cash. At the end of this quarter, we'll be back to where we were prior to our acquisition. So 18 months ago, we spent 1.1 billion. We'll be back to that level of cash or debt at the end of this quarter. So we were concerned that everyone would be running around saying oh, they're going to go do something else. What are they going to do with that money? They've got the money. Everyone is buying things and they're going to buy it.

Well, that changed about three-quarters of the way through the study, and we said priority one is to deliver the tremendous value potential available in our current business. In Canada, the driver of Molson's value creation was a huge opportunity to deliver. In Brazil, achieve our stated targets that we had since the original acquisition and establish credibility in our M&A activities.

We've got to prove to everyone that Brazil is a positive add-on or building block to our company. I personally feel, as I have before and there have been articles written about, are we going to deliver? Can we deliver? My own credibility, the company's credibility. I am more comfortable today in what we have in Brazil – and we can talk about that at the end – than I ever was. We are stronger. We are better. We are moving in the right direction. All the signs are very positive.

Four months ago, I was a little more nervous and I wasn't sleeping so well. Today, I'm very comfortable with what we're doing and I'm sort of waiting for the quarter to end and the next quarter to come because I feel that comfortable with what we've done.

The US, we achieved our 1.8 billion and export established international presence and then I'll talk to that a little bit in today's meeting, and you have some charts on that.

The potential M&A activity represents a medium-term opportunity to achieve growth beyond our core business, but very, very important, it's a choice. To deliver our 14.5 percent EBIT, we do not have to do an acquisition. It's not a requirement to meet our goal.

And critical for that, and you look at some companies who are there having to purchase, to have something to talk about or to meet their goals, we don't have to do that. We could if something opportunistically came along, but we're not going to be out there competitively bidding because we have to be in that race. And that's the important part of today's message. We can, we could. We don't have to.

And we can probably double the current EBIT with our current footprint if we do well in what we have today. And that's a very unique position I think to be in in the global brewing industry.

In Canada – and I'll go through these quickly – in Canada, the priority is profitable share gains. Leadership management is a critical element. I made some changes in the leadership ranks. I feel stronger now and I've narrowed the work. If I look back and say what we did differently or what we did incorrectly is we expanded people's roles who were very talented at doing A and we added B, C, D, and E to them and got to the point where they were totally diluted in their capabilities and now, I've refocused individual responsibility and brought in people who are experts in that area and I think that will have very, very positive results.

The change at Labatt's and the focus of our competitor in terms from an Interbrew point of view and we hope strategically Interbrew's need for profitability globally in their overall performance, their new CEO we think that it will be very positive to us and allow us to act in a way in Canada that is much more I guess intelligent from a shareholder's point of view.

I'm not going to go over these in detail.

The goals for Molson USA are to return to being a significant contributor to overall business. That's probably changed prior to the study because I said sure, the US is good for us but whether it makes minus six million or minus eight million doesn't really have an impact. It does have an impact if I can make that plus 20. So plus 20 to minus eight, there's a big swing there. And so we've readjusted that a little bit in terms of what we want to do and the opportunities in that marketplace and we also feel much more comfortable now than we did two years ago with the ability to do something with our partner in the US.

And so that's a much more positive approach and we've built a much stronger relationship with Coors and you know, we sit there and say we're building a joint sales force. How do we leverage that sales force and how do we use it much more effectively than we currently are doing. And I think the partnership has got stronger in the US marketplace, allowing us to identify opportunities that we didn't before.

And previously, I think we were really trying to establish our own strengths so we weren't being pushed, and we've done that. Now, we can sort of join together and manage it effectively.

Success in Brazil requires success in eight key areas. I really think it requires – and this is definitely what we did in terms of when we did the acquisition – but I really feel these two are the areas, especially this one. And this talks about our ability to execute with the sales perspective.

The biggest learning over the last five months, six months, even back at the time of this meeting last year, we were just completing a strategic review in Brazil. Robert Coallier had been down there maybe a month and we were still developing a relationship with the bottlers. The realization for us – and I would say to a degree a surprise – is Coca-Cola from a brewing point of view in Brazil was the phenomenal distributor of the product. They could ship it from A to B and they could ship to one million points of distribution. We may have only been in, 450,000 points of those distributions. Getting to the other 600 was a critical step.

And what we realized was we needed greater sales management and selling skills. And over the last, since May, March, April, May... About March, we started bringing in sales talent, senior talent and we've added on, through our bottlers, and it's part of their pay, their fee, is we put in sales organizations specifically tied to beer and selling beer only. And it's significantly improved our overall performance.

We had, quarter one was soft. Q2 in the month of July, we performed extremely well in Brazil in volume. We were up about 11 percent, which is a first growth we have had since we bought the business. August was down because actually we were selling against, a price increase and September is looking reasonably good. So we're starting to see build-up and we're starting to see the momentum as we put sales people in place.

So overall, from a Brazilian point of view, as I said earlier, much more comfortable, and the reason being is we've taken the selling function into our own hands. And the opportunities are clearly there. They're still there, especially from a distribution point of view. If we went from the 44 percent distribution that we currently have in Brazil to 66, which is equivalent to our competitor, that represents approximately 100 million dollars Canadian of potential EBIT.

If we close the pricing gap between ourselves and the competitor nationally, that would be an additional 100 million. So in the worst-case, if you take two of those and say you've got half of them, there's significant value there. And the investment in the sales force is relatively insignificant for us to be able to manage our own

business. We've also seen the share go up in the last two months, July and August, since we brought in the selling organization. So you're starting to see that we're establishing ourselves and we're doing it regionally so it's growing and it's positive.

On the fourth point of the study, which we really came out, and I was surprised when I saw the – I knew it was weak, but I didn't think it was that significant – when you look at our international brand perspective from an export area, which is simply the ability to utilize your own resources, we come in here and you see us at 169th around the world in terms of brewing – not a real great scorecard. I mean, you can understand being fourth of fifth, but being 169th, and you've got brands in here that I'm sure 90 percent of us in this room have never even heard of that are bigger exporters than we are.

So you sit here with an opportunity, very low cost to explore and the upside is there. And our brands, we feel very comfortable, we have several brands, one including the Carling brand, which is one of the largest brands, I think the 11th largest brand in the world. We have the rights for that brand in over 70 countries, 95 countries around the world. And we haven't exploited it at all and we've got, the label, the package and everything sitting there to do it and we just haven't gone forward and done that.

The current footprint will deliver significant shareholder value. There's no urgency (inaudible) M&A. Canada and project 125 obviously the cost savings program, we're not going to take our eye off the ball and we're pushing it harder. Strategic pricing is critical. A lot of people ask, can you continue to take price? I think we have to continue to take price but do it a little more and so not sort of across the board. In certain segments, we can take price. With certain innovations, we can move the price up and transition people from lower priced brands into higher priced brands with innovation. And that's what we feel comfortable we can do that.

A-B like consistency is the focus of our marketing group on Molson Canadian and Canadian Light. The ability to grow those two together and continue to move them up.

In the US, become one of the top three imports and this is more of a five-year goal. I don't want everyone to come out and say well, you said that you were going to give us a five-year perspective and re-achieve our 1.8 million barrel. That's our number that we were at in 1995. The category grew 12 percent compounded annually over that five-year or six-year period. And we dropped from 1.8 to 858 through the ownership of Miller and it was outside our hands. We bought it back and our target is doing that.

Brazil, achieve our targets. Our cost savings program is Project 200. It was Project 100 when we were in this meeting last year. We made 72 million last year, or 72 million Reais last year. And, and we added another 100 to that and they're well on their way to achieving that this year.

Share gain obviously and the pricing gap. Export, build an international volume through focus on two to three investment markets, and we're looking specifically and now we're down to three with probably two, maybe three brands but each addressing the market differently.

M&A, address the risk from continued market consolidation and provide potential for sustained growth and I'll get into some of those charts now.

The international activity needs to be evaluated relative to our potential to create value. So if you look at Canada, one share point gain or 50 million dollars in cost savings, the potential EBIT impact. What we did here, obviously on my charts, I have this value filled in and I have a potential stock price down there where it is.

But, when we look at this, the value created in being able to deliver these types of elements with nothing in the M&A area and the presentation I did to the board that said if we do the last one, the net value over here in this line, where you're adding the value here from a shareholder's point of view, has to add value. And that's a tough one. It has to be greater after we do the acquisition of the potential over that five-year period than it would otherwise be. And that really restricts your thinking going forward. Because if you look at these, the top four, and where we come out, this one is a tough nut to crack in terms of being able to super deliver or over deliver that target.

Okay, the extensive search for potential deals, as I said when we started this program, it was a lot different than when we got three-quarters of the way through. We thought initially, when we did this, we considered all potential targets globally. We began the process and talked to three brewers in the 20 largest global beer markets. We took a narrow list of interesting potential opportunities, we refined the list based on several criteria – availability

obviously, market position, value creation, affordability, ownership structure and our fit. And then we conducted in-depth analysis on all those.

I was trying the other day to put into 20 pages for the outside world a 408-page analysis on the breweries around the world. So we actually did do our homework.

The active consolidation worldwide since 1999 has been 25 billion in deals. It talks about – and you know, just look at Interbrew, for example. Those are the numbers of deals they did in a five-year period. It's incredible. And, we're definitely not a big player on that list. A-B, day in and day out, one of the greatest performing beer companies, and you look here, they've done very, very little.

The level of international acquisitions, not a predictor of shareholder value and we did a lot of work on this and you can see the guys who actually played. Any acquisition role and the value they return. The M&A activity must be selected and disciplined. If you look at, it's interesting when you look at this chart. This goes back from years. It talks to players. The years and the years go up. Just look at the multiples – 8s, 6s, 11s, 13s, 14s, and you're up in here in the 12s and 13s again. So it just continues to accelerate over the time period, especially, and if you look at the list of who's buying, the bigger guys are buying and continuing to get in the game. And as the big guys come in and start competing with one another, those multiples continue to rise.

Molson M&A activities must be a potential source, may be a potential source to further growth in the medium term. And it's really a decision. We looked at the risks if we didn't do anything versus the upside. And we feel very comfortable with that, and we presented and recommended to the board that we don't want to do anything for two or three years.

It's not that we're going to walk away for ten, but for the next two to three years, we do not feel we need to do anything. Maybe year three, but, it's in that time period. It's not going to be something that we're going to rush out. Hey, we've got our debt back in place. Let's go do something next week.

And I think I'd left that impression maybe 12 or 18 months ago because I was getting that question, and maybe it's the concern of the number of things Molson did historically. kind of loony things, if you want, but it's things off the mark that led us outside the brewing industry that the people, the investors were worried that we might go off and do something. It is not...it is clearly not our intent. We feel the brewing industry has tonnes of value for us to be in it and we plan on being in it for several years, many years.

Recommended next steps for M&A. Slow burn. Reactive, but ready. Continued dialogue within the industry. This is more the CEO, CFO conversations at a very high level just to make sure we know what's going on, but nothing major on our own, form our own point of view.

So refocus and really get in on our core assets, we could deliver a doubling of the profit and the stock over the next five years. That's a chart I shared with you earlier.

Canada will continue to be a profit engine. Very, very clearly, most people are familiar with this. Three key levers to drive Canada's core growth. The cost reduction; continue there. Obviously, the strategic pricing and volume and share gain. The critical part of volume and share gain is: do it profitably. So we may not gain share every year if we can't go out and do it profitably. That's what happened to us in the first quarter.

There was a lot of promotional activity. A lot of, trade activity. A lot of consumer activity and we step back and we saw our share go down. When sort of the marketplace comes back in, we come in and try to push things like Bavaria and Export Light and the Light business.

Brazil. We know these. I talked to each of these points. Much more of a summary. That closing the price gap, as I mentioned, and the overall distribution gap, huge upside potential for us.

Molson USA. Continue our building volume momentum on Canadian and Canadian Light. Canadian is the fastest growing imported beer in the United States right now. We've had an unbelievably great quarter. We had a great first quarter from a calendar year point of view – soft in the second quarter, great third quarter.

So, overall, Canadian and Canadian Light is up about 36 percent, but when you look at the total portfolio, some of the old traditional brands, Molson Golden, are declining at a 12 percent rate. So you have to grow much more to make the total pot grow in the United States and we're getting there.

And the export initiatives. So if you look at the last two pages, Canada, Brazil, Molson USA and the export business, we feel the growth from this current footprint is obviously highly cash generative over the next five years

and EBIT in excess of $1 billion by 2009, almost, doubling the 2003 levels. So we doubled in the last five years. We think we can do that again.

Our debt should be... could be fully repaid by 2008. Increased three times our overall debt capacity and the cash generated would be available to do, much more I guess, short-term shareholder positive activities and increase our dividends, buy-back shares, or if we needed to in the final point, do an acquisition and be in a better and stronger position to do an acquisition in years three and four.

Okay, and that's about the end. I was under the impression that I had 30 minutes to present and then 10 minutes to questions, so I sort of rushed through a few of those.

But we're open for questions, if time... I think we have about five minutes.

UNIDENTIFIED MALE SPEAKER: If you have questions, please ask for the microphones so that we can... because it is being webcast.

DANIEL J. O'NEILL: The good thing, if you don't ask for a microphone on a webcast, it ends up causing some problems with interpretation of questions and answers.

Go ahead.

UNIDENTIFIED MALE SPEAKER: Hi, Dan.

Could you just talk a little bit about your labour relations in terms of how it results in BDA adoption and cost identifications?

DANIEL J. O'NEILL: I think we're in relatively good shape. We have labour discussions coming up in January 1st, December 30th, with our Quebec group. But I think overall we're pretty strong. We signed a five-year deal with the Toronto union and I think overall we're in pretty good shape.

I don't see any major problems – famous knock on wood – but I think we have a good relationship and I believe our overall unions are very positive about the company, recognize the commitment we've made to new equipment and the investments we are making there to become a world-class brewer; and I think we're very respectful of the changes they are making to try to adapt to the benchmarking study we did of two years ago.

So I think it's positive and there's been a lot of communications. So I don't foresee the situation that happened to our competitor.

UNIDENTIFIED MALE SPEAKER: Actually, Dan, I'll just ask a question then.

Just when you talked about being opportunistic in the US for acquisitions, you do have your $225 million in tax loss carry forwards.

DANIEL J. O'NEILL: Yes.

UNIDENTIFIED MALE SPEAKER: How small is the pool of brewers that you could potentially look at?

DANIEL J. O'NEILL: Well, in the study that we did in the US, there's a great group of medium-size brewers, around the US with real regional strengths. And I think that it's difficult because as we are, when you have an owner who's really into it, which these small brewers are really into it, it's very difficult to, to do something or to move them forward. So there would have to be, joint opportunities.

And I'll tell you quite honestly, I've talked to several smaller brewers in the US over the last couple of years and it's not an easy sale or purchase to move them into a bigger company because you have great independence. I mean it's the same as, Eric's situation of, his, it's a company built. No way does he ever see or foresee that changing. It's a family situation, so the same situation in the US.

It would be very, very, very, very difficult and in, as our case, that our company is clearly not for sale. Clearly not for sale.

Especially when you look at, look at the opportunities we have. I mean, it's... Anyways, let's not get into that. Please. You can imagine how nice my Wednesday was.

(laughter)

UNIDENTIFIED MALE SPEAKER: Dan, I'll just ask one more question, since there's no other hands up back there.

DANIEL J. O'NEILL: Yes.

UNIDENTIFIED MALE SPEAKER: If you could just talk a little bit about what you're seeing in the US, sorry, in the Ontario pricing environment and Quebec, for that matter? Are you seeing any changes with the new president of Labatt coming in?

DANIEL J. O'NEILL: Labatt's took a price increase a week ago Monday. We had taken a price increase on draft beer in August, which they followed; and then they took a price increase two Mondays ago.

In Ontario, what happens is you submit a price increase to the government on Monday morning and it's published. So you see what your competitor is doing and you see what market conditions are happening. Even if you do a summer promotion for a long weekend, you have to submit for approval, Monday before four o'clock.

So Labatt's took a price increase about a week ago and we followed. So I, I look at it... I tend to, I try to look at those things from much more of what is the, what's the fundamental goal of the head of the company.

From the Interbrew point of view and if you look at Interbrew's performance since they went public and you look at, sort of their stock price or their profit, quarterly profits, you would think there would be significant pressure on North America to improve their overall profitability. And we kept expecting that to happen and I think, maybe with the change in leadership in Interbrew, there may be greater pressure on North America to improve their overall profit contribution to the company.

That's strategically what we believe, but you won't see that till... and it won't be determined of what happens in September, October, November, December. Their yearend is December 31st and then, so they're probably in the budgeting and planning process right now.

So where they come out in January and February and when March comes, you'll see, you'll be able to see the spirit or attitude or strategy of the new people. But their new head of Canada started September 3rd, so he's been there, 15 days or ten days.

UNIDENTIFIED MALE SPEAKER: Okay.

DANIEL J. O'NEILL: There's a question in the back.

UNIDENTIFIED MALE SPEAKER: Okay, one last question in the back.

UNIDENTIFIED MALE SPEAKER: Thank you. What are the implications of SAB Miller, sorry, SAB buying Miller in the United States for you?

DANIEL J. O'NEILL: For us, very little really. I mean, SAB Miller, because we're focused on, the super premium segment and to a degree moving out of Miller, it would have been very significant had we remained as a partner with Miller because the prioritisation of our brand within the total portfolio would have been moved even further down.

I think what's going on right now and the only, sort of secondary impact could be our brands, to a degree – and I'm not sure the percentage, maybe 30 percent, 32 percent it was a couple of years ago, but I don't have the current update – but two years ago, 32 percent of the Coors distributors and the Miller distributors were joint distributors.

And, I'm sort of in the same boat as you. What I've read in that situation is SAB Miller is trying to put much more pressure on the distribution network to get prioritisation within that network.

I think if I was forecasting, but not from a CEO point of view, but from what I read – and I probably read more than most people in the room on the subject – I think that distribution network is going to have some friction over the next, over the next, ten months, 12 months, 15 months. But I think Coors is in a very, very strong position and we're very happy with our relationship and the prioritisation our brands are given within the Coors portfolio. They've done great stuff for us in the last 12 months.

UNIDENTIFIED MALE SPEAKER: Great. Thanks very much, Dan.

DANIEL J. O'NEILL: Thank you.

UNIDENTIFIED MALE SPEAKER: I appreciate you coming out.

DANIEL J. O'NEILL: Thank you.

UNIDENTIFIED MALE SPEAKER: The next meeting will be Mega Blocs. It'll be starting in about three, four minutes. So thank you.

(Applause)

* * * * *

Continuing to Deliver

September 19, 2003

THE COMPANY HAS A CLEAR, CONCISE VISION

To remain as one of the best performing beer companies in the world, as measured by . . .

Long Term Return to Shareholders

-1-

MOLSON HAS DELIVERED BEST IN CLASS RETURNS TO ITS SHAREHOLDERS OVER THE LAST THREE YEARS


Last Three Years
Molson 199.5%
Lion Nathan 114.6%
Anheuser Busch 56.8%
Foster's Group 26.0%
Carlsberg 18.1%
AmBev 8.4%
San Miguel 7.6%
Adolph Coors 5.3%
Grupo Modelo -2.1%
Scottish & Newcastle -7.1%
SAB Miller -10.1%
Heineken -11.2%
FEMSA -23.0%
CCU -24.1%
Interbrew -28.5%
Quilmes -61.4%
Last Fiscal Year
Lion Nathan 30.7%
San Miguel 19.9%
Foster's Group 13.7%
Molson 6.0%
CCU 5.1%
SAB Miller -7.0%
Heineken -9.1%
Anheuser Busch -9.4%
Carlsberg -10.0%
AmBev -12.4%
Grupo Modelo -19.6%
Quilmes -24.9%
Interbrew -26.1%
Adolph Coors -27.1%
FEMSA -28.3%
Scottish & Newcastle -28.3%

- 2 -

FOCUS REMAINS ON FIVE SPECIFIC OBJECTIVES


Enablers
Objectives
Grow EBIT 14.5% Annually
Grow Market Share Annually
Grow Volume 4% to 5% Annually
Organization Renewal
Improve Quality

- 3 -

MOLSON HAS CONSISTENTLY DELIVERED AGAINST EBIT AND EVA OBJECTIVES

	F'01	F'02	F'03	Q1 F'04
Volume	+2.6%	+21%	+61%	-12%
Net Revenue	+5.0%	+13%	+20%	-3.6%
Gross Margin	+3.6%	+1.4%	+2.8%	+3.4%
Comparable EBIT	+15%	+23%	+39%	+15%
Cash Flow	+10%	+26%	+27%	-24%
EVA	+$33M	+$34M	+$12M	N/A
EPS	$1.19	$1.62	$2.21	$0.67
EPS Growth	+31%	+36%	+36%	+22%

- 4 -

EVA REMAINS THE DRIVING FORCE: 3RD YEAR OF POSITIVE EVA


($M)
50
0
-50
-100
-150
EVA
Share Price
$35
$30
$25
$20
$15
$10
-33.9
-39.2
-89.4
-126.7
-118.3
-51.1
-68.7
-89.5
-20.0
16.0
60.0
71 962
$17.38
$12.75
$12.44
$10.00
$12.13
$11.45
$12.18
$10.55
$11.65
$22.00
$34.92
$33.67
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Fiscal years 2000 – 2003 have been restated to exclude intangible asset amortization.

- 5 -

MOLSON CONTINUES TO FOCUS ON FOUR STRATEGIC AREAS, RECENTLY COMPLETING AN INTERNATIONAL REVIEW


Shareholder/Employee Alignment
Global Costs
Strategic Bases
Profitable Growth
Peer Group
Anheuser Busch
Carlsberg
Heineken

MOLSON'S INTERNATIONAL STRATEGY STARTS WITH EXECUTION IN ITS HOME MARKET

Priority one is to deliver the tremendous value potential available in current businesses

1. Canada: driver of Molson's value creation potential; priority is profitable share gain
2. Brazil: achieve stated targets and establish credibility in M&A activities
3. U.S.: re-achieve 1.858M Bbls and establish Molson as one of Top 3 import brands
4. Export: establish international presence through focus on 2-3 investment markets

Potential M&A activity represents a medium-term opportunity to achieve growth beyond the core: choice, not requirement

- Enables Molson to address risks associated with global consolidation process
- Provides potential for sustained growth and increased shareholder value
- Successful major brewers do not use international activity to offset weakness at home, they deliver both

-7-

IN CANADA, PRIORITY IS PROFITABLE SHARE GAIN

Requirements for Success
Leadership, management skill depth and experience to deliver
Singular focus on a consistent set of core-owned brands ▪ Continuous stream of innovation ▪ Marketing mix that favours brand building vs. buying volume
Executional excellence: managed capacity, targeted effort, efficient implementation
Attack pockets of share weakness: LCBO, Maritimes, Manitoba
Manage relative position of partner brands in portfolio ▪ Heineken, Corona, Coors
Maintain leadership in growing light and super-premium segments ▪ Focus efforts on owned brand entries
Ensure participation in profitable growth in Value segment

Keep foot on accelerator everyday

- 8 -

GOAL FOR MOLSON U.S.A. TO RETURN TO BEING A SIGNIFICANT CONTRIBUTOR TO OVERALL BUSINESS

Requirements for Long-term Success and Profit Impact in the U.S. Market

Requirement for Success		Description
Marketing and promotional strategy	▶	Consistent support behind a strong brand portfolio
Local market choice	▶	Focusing effort against very small set of key, high potential import markets
Resource allocation	▶	Distorting resources against highest priorities
Sales execution	▶	Building brand through on-premise success; Flawless execution of on and off-premise programs and merchandizing
Achieving price premium	▶	SP Price point that delivers real profit potential
Best available distribution partner	▶	Securing access to high quality distribution, smooth back-office execution

- 9 -

SUCCESS IN BRAZIL REQUIRES SUCCESS IN EIGHT AREAS

Strategy/Element	Objective
1 Broaden distribution/ availability	▪ Increase beer coverage within bottlers' current POS base ▪ Grow bottlers' beer distribution base
2 Enhance POS execution	▪ Prioritize POS and define service level requirements ▪ Enhance brand visibility, POS target
3 Strategically improve pricing	▪ Manage price across distribution chain and regions ▪ Align and monitor discount policy along distribution chain
4 Reduce cost	▪ P200; reduce can costs
5 Turn around self service	▪ Maximize M&S return on contract investment and its effectiveness
6 Focus premium brands	▪ Focus on key brands and regions ▪ Implement M&S investment flexibility, efficiency and monitoring
7 Maximize super premium potential	▪ Implement priorities and targets by brand and region
8 Improve commercial processes with bottlers	▪ Program to improve bottler beer execution capabilities

- 10 -

MOLSON CURRENTLY LACKS A STRONG INTERNATIONAL BRAND PRESENCE

Molson Ranks 169th Among International Export Brands (Outside U.S.)


Top 25 International Brands Excluding U.S. Volumes 2001 (Mhl)
(Mhl)
20
15
10
5
0
13.3
9.2
8.4
8.2
6.8
6.6
4.3
3.7
3.1
2.3
1.9
1.9
1.8
1.7
1.3
1.2
1.2
1.1
0.9
0.8
0.8
0.7
0.7
0.7
0.6
0.0
Heineken
Carlsberg
Budweiser
Amstel
Stella Artois
Foster's
Guinness
Tuborg
Miller
Kronen-bourg
Coors
Beck's
Bavaria
Holsten
Faxe
Corona
Tiger
Grolsch
Budvar
DAB
Asahi
Buckler
Bass Ale
St Omer
Castle
Molson
Rank: 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 169

Molson Ranks 21st Among International Export Brands (Including U.S.)


Top 25 International Brands Including U.S. Volumes 2001 (Mhl)
(Mhl)
20
15
10
5
0
18.1
9.3
9.0
8.9
8.4
7.5
6.9
5.3
3.7
3.1
2.8
2.3
1.9
1.9
1.8
1.7
1.5
1.3
1.2
1.2
1.0
0.9
0.9
0.9
0.9
Heineken
Carlsberg
Corona
Amstel
Budweiser
Foster's
Stella Artois
Guinness
Tuborg
Miller
Beck's
Kronenb.
Labatt
Coors
Bavaria
Holsten
Bass Ale
Faxe
Grolsch
Tiger
Molson
Tecate
Asahi
DAB
Budvar
Rank: 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25

- 11 -

CURRENT FOOTPRINT WILL DELIVER SIGNIFICANT SHAREHOLDER VALUE, NO URGENCY FOR M&A

Four Priorities to Maximize Value From Existing Businesses				Growth Beyond Core
Canada	**U.S.**	**Brazil**	**Export Strategy**	**M&A Activity**
Deliver P125 Strategic pricing Share gain through innovation "A-B like" consistency in delivery of results	Become one of *Top 3 Import* brands Re-achieve 1.858M Bbls Continue to *build credibility* Potential for selective acquisitions	Achieve targets: • P200 • Share gain • Pricing • POS execution Establish credibility in M&A activity/ integration	Build international *volume through* focus on 2-3 investment markets Export to additional markets with limited investment *of people or dollars*	Address risks from *continued market* consolidation Provide potential for sustained growth and shareholder value potential
Immediate Focus / Short-term Priority				Medium-term Opportunity

- 12 -

INTERNATIONAL ACTIVITY NEEDS TO BE EVALUATED RELATIVE TO POTENTIAL TO CREATE VALUE

Potential Areas for Creating Shareholder Value	Scenarios	Potential EBIT Impact ($M)	Value
Canada	*1 share point gain* or $50M in cost savings	$22M $50M	
United States	Double Molson USA volume to 2.0Mhl	$20M	
Brazil	1 share point gain or $100M Reais in cost savings	$10M $45M	
Develop Export Business	Grow export business to 500 Khl over 5 years	$14M	
M&A Activity	TBD	TBD	

Below value of $100M Molson investment of time and effort a distraction from the real strategic imperative

- 13 -

EXTENSIVE SEARCH FOR POTENTIAL DEALS UNDERTAKEN

Targets Assessed Along Several Criteria

1 Initially Considered all Potential Targets

Began process by considering Top 3 brewers in 20 largest global beer markets

2 Narrowed List to "Interesting" Deals

Refined list based on several criteria:
- Availability
- Market position
- Value creation potential
- Affordability
- Ownership structure
- Fit with Molson

3 Conducted in-Depth Analysis

Conducted full review of interesting targets to assess attractiveness

Targets screened against several criteria:
- Market attractiveness
- Business fundamentals
- Value creation potential
- Logic for Molson to pursue deal
- Fit with Molson capabilities
- Risk

ACTIVE CONSOLIDATION WORLDWIDE SINCE 1999: $25B IN DEALS

Select M&A Activity of Top 10 Brewers

	Top 10 Brewers	2002 Volume (Mhl)	New or Increased Investment Since 1999 ($B)
1.	SABMiller	133	Miller (5.6, US), Pilsner Urquell (0.6, Czech Rep.), Castel (0.3, Africa), BevCo (0.5, Central America), Kaluga (Russia), Piwowarska/Dojidy (Poland), Mysore/Rochee (India)
2.	A-B	129	Tsingtao (0.2, China), CCU (0.3, Chile)
3.	Heineken	105	BBAG (2.1, Austria), Grupo Cruzcampo (0.8, Spain), Gemer/Martiner (Slovakia), Affligem Brouwerij (Belgium), Bayerische Brauholding (0.6, Germany), Bravo (0.4, Russia), Karlowacka (Croatia), Karlsberg (Germany), Tempo (Israel), Namibia (Africa)
4.	Interbrew	84	Bass (3.4, UK), Whitbread (0.6, UK), Becks (1.8, Germany), Diebels (0.1, Germany), Sun Brewing (0.2, Russia/Ukraine), Zagrebacka (Croatia), Damm (Spain), Trebjesa (Serbia/Montenegro), Cass (S. Korea), Apatin (Serbia), KK Group (China)
5.	AmBev	73	AmBev merger (Brazil), AmBev/Quilmes (1.2, Brazil/Argentina), CCBA (Argentina), Cerv. Internacional (Paraguay), Cerv. Boliviana (through Quilmes, Bolivia), Salus (Uruguay)
6.	Carlsberg	64	Orkla merger (1.5), Okocim (Poland), Turk Tuborg (Turkey), Pirinsko (Bulgaria), Panonska (Croatia), Hite (S. Korea), Unicer (Portugal), Feldschlossen (Switzerland)
7.	S&N	48	Kronenbourg (France), Hartwall (1.2, Finland, includes 50% of BBH Russia/Ukraine), Mythos (Greece), Centralcer(Portugal), United Brewers (India)
8.	Coors	40	Carling (1.9, UK)
9.	Modelo	40	n/a
10.	Kirin	37	San Miguel (0.5, Philippines)

LEVEL OF INTERNATIONAL ACQUISITIONS NOT A PREDICTOR OF SHAREHOLDER VALUE CREATION

Over 10 Years Many Brewers Have Created Value


Average TSR (1992-2002) vs. Level of M&A Activity
Avg. TSR (1992-2002)
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
A-B
Molson
Heineken
San Miguel
Coors
S&N
Kirin
Asahi
Carlsberg
SABM
Sapporo
0%
20%
40%
60%
80%
100%
120%
Last Ten Year Deal Value as % of Enterprise Value

Over 3 Years Value Creation More Difficult


Average TSR (1999-2002) vs. Level of M&A Activity
Avg. TSR (1999-2002)
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
Molson
Lion Nathan
Boston Beer
A-B
Coors
Carlsberg
San Miguel
Heineken
SABM
Modelo
S&N
Asahi
Kirin
Interbrew(1)
Sapporo
0%
20%
40%
60%
80%
100%
120%
Last Three Year Deal Value as % of Enterprise Value
(1) Interbrew IPO in 2000

Over last 3 years, M&A activity not translating to TSR performance

- 16 -

M&A ACTIVITY MUST BE SELECTIVE AND DISCIPLINED

Key Transactions Over the Last Decade

Target (Country)	Acquirer	Year	Price Paid (US$ B)	EBITDA Multiple
BBAG (C. Europe) – 100%	Heineken	2003	2.1	10.8
Centralcer (Portugal) – +51% to 100%	S&N	2003	0.4	10.5
Peroni (Italy) – 100%	SAB	2003	0.3	12.8
Tsingtao (China) – + 22.5% to 27%	A-B	2003	0.2	13
CCU (Chile) – 31%	Heineken	2003	0.2	12.5
Miller (US) – 100%	SAB	2002	5.6	9.4
Quilmes (Argentina) – 36%	AmBev	2002	0.3	14.0
Kaiser (Brazil) – 100%	Molson	2002	0.8	12.9
Hartwall (Finland) – 100%	S&N	2002	2.2	10.1
Bravo International	Heineken	2002	0.4	12.3
Carling (UK) – 100%	Coors	2001	1.9	8.5
Beck's (Germany) – 100%	Interbrew	2001	1.8	13.1
Bass (UK) – 100%	Interbrew	2000	3.4	11.2
Orkla Brewing (Nordic) – 100%	Carlsberg	2000	1.1	na
Whitbread (UK) – 100%	*Interbrew*	*2000*	*0.6*	*5.0*
Kronenbourg (France) – 100%	S&N	2000	2.7	11.2
Antarctica – Brahma merger (Brazil)	AmBev	1999	0.9	na
Pilsner Urquell (Czech Rep.) – 100%	SAB	1999	0.8	12.0
Cruzcampo (Spain) – 88%	Heineken	1999	0.8	~15
Lion Nathan (Australia) – 45%	Kirin	1998	0.8	10.3
Brewpole (Poland) – 100%	Heineken	1998	0.4	na
Labatt (Canada) – 100%	Interbrew	1995	1.5	8.1
Courage (UK) – 100%	S&N	1995	0.7	7.4
Dominion (New Zealand) – 27%	Heineken	1993	1.0	6.4
Grupo Modelo (Mex) – +17.7% to 50.2%	A-B	1993	0.5	9.3

Many transactions, only a few winners

- 17 -

MOLSON M&A ACTIVITY MAY BE A POTENTIAL SOURCE OF FURTHER GROWTH IN MEDIUM TERM

Pursuit of Large M&A Transactions Not Required, Rather a Decision to be Made

Address Risks From Continued Market Consolidation

Pace of consolidation has accelerated
- Concentration still low in comparison to other categories

Molson not keeping up
- Despite moving from 21 to 15 volume rank, gap to average of top 4 has increased from 60 Mhl to 90 Mhl

Major players likely to almost double in next 10 years
- Leave Molson subscale in capital access
- Shift to multi-geography deals
  - potential deals: A-B + AmBev; Interbrew + A-B

Provide Potential for Sustained Growth and Value Creation

Maintain "skin in the game" by growing capital base

Complete deals where Molson position and skill set enhance deal value
- Cost reduction potential
- Lead market positions
- Duopoly markets

Maintain balance of developed and developing markets
- Real annual volume growth

- 18 -

RECOMMENDED NEXT STEPS FOR M&A

Slow Burn, Reactive But Ready

Continue dialogue within industry
- Initiate and maintain contact with current partners
- Discussions kept to senior levels
- Objective to maintain open channels, not instigate deal activity

Low level activity to maintain readiness, monitor developments and keep "ear to the ground"
- Global industry evolution
- Deal activity
- Global brewer strategies
- Performance of potentially attractive players

- 19 -

REDOUBLING FOCUS ON CORE ASSETS COULD DELIVER DOUBLING OF PROFIT AND STOCK OVER NEXT 5 YEARS

Four Priorities to Maximize Value From Existing Businesses				Growth Beyond Core
Canada	**U.S.**	**Brazil**	**Export Strategy**	**M&A Activity**
Deliver P125 Strategic pricing Share gain through innovation "A-B like" consistency in delivery of results	*Become one of* Top 3 Import brands Re-achieve 1.858M Bbls Continue to build credibility *Potential for* selective acquisitions	*Achieve targets:* • P200 • Share gain • Pricing • POS execution Establish credibility in M&A activity/ *integration*	*Build international* volume through focus on 2-3 investment markets *Seek to export to* additional markets with limited investment of people or dollars	*Address risks from* continued market consolidation Provide potential for *sustained growth and* shareholder value potential
Immediate Focus / Short-term Priority				Medium-term Opportunity

CANADA WILL CONTINUE TO BE PROFIT ENGINE

Significant Opportunities to Continue to Drive EBIT and Share Growth

Three Key Levers To Drive Canada Core Growth

Cost Reduction	Strategic Pricing	Volume and Share Growth
Ensure cost reduction continues to be consistent contributor to EBIT growth Project 150 delivered average $50M in cost savings for each of last three years Project 125 will deliver further $125M over the next three years Molson building systems/culture to make continuous cost improvement permanent feature of performance	Ensure pricing continues to be consistent contributor to EBIT growth Molson understands what's required to continue to deliver pricing gains and is making investments to deliver ▪ Improved (product and channel) mix ▪ Enhanced brand equity ▪ New (premium priced) product introductions	To date, underleveraged contributor to Molson EBIT growth compared to cost and pricing Molson moving systematically to step up its game to better exploit this lever: ▪ Steady stream of new product introductions (e.g., A Marca Bavaria) ▪ Attacking under-penetrated channels (e.g., LCBO) and geographies (e.g., Maritimes) ▪ Infusion of new talent

BRAZIL, U.S. AND EXPORTS PROVIDE MOLSON WITH MEDIUM-TERM GROWTH POTENTIAL FOR SUSTAINED VALUE CREATION

Brazil Strategic Thrusts

Deliver R$200M in savings by the end of F'05
- Kaiser has already reduced cost by more than R$70M in F'03

Close price gap on Ambev

Achieve volume growth through distribution optimization:
- Improved geographical footprint (e.g., Rio)
- Increase POS coverage

In longer term, work to move Brazil closer to mature market potential in terms of per capita consumption and beer prices

MUSA Strategic Thrusts

Continue building volume momentum with Canadian and Canadian Light

Work with Coors to identify additional brand/company opportunities

Potentially, if the right opportunity arises, pursue selective acquisitions to accelerate achievement of critical mass

Export Initiatives

Provides Molson with long-term volume and profit growth potential

- 22 -

MOLSON GROWTH FROM CURRENT FOOTPRINT HIGHLY CASH GENERATIVE OVER NEXT FIVE YEARS

EBIT	In excess of $1B by 2009, almost double 2003 levels
Net Debt	Fully repaid by 2008
Debt Capacity	Increased 3x to $4B
Cash Generated	Available to ▪ Increase dividends ▪ Buy back shares ▪ Make acquisitions (in longer term)

Potentially leads to a doubling of the current shareholder value

- 23 -

Continuing to Deliver

September 19, 2003

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business Editors:
Molson Issues CDN$200 Million of Unsecured Floating Rate Medium Term Notes

MONTREAL, Sept. 22 /CNW Telbec/ - Molson Inc. announced today that it has successfully issued CDN$200 million aggregate principal amount of floating rate medium term notes maturing September 16, 2005 out of a total CDN$500 million program. The notes are direct unsecured obligations of Molson. The offering was made by way of a private placement in most Canadian provinces.

The offering was completed by a syndicate of dealers led by RBC Dominion Securities Inc., and included BMO Nesbitt Burns Inc., CIBC World Markets Inc. and Scotia Capital Inc. The notes have been rated A(low) by Dominion Bond Rating Service Limited and BBB+ by Standard & Poor's.

The net proceeds from the sale of the notes will be used by Molson to repay a portion of its indebtedness under an existing credit facility. The notes were issued at more favourable terms than the current credit facility. The notes have not been offered or sold within the United States or to U.S. persons.

Molson Inc. (TSX: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Marca Bavaria, Kaiser and Bavaria.

%SEDAR: 00001968EF

/For further information: Media: Sylvia Morin, Vice President, Corporate Affairs, (514) 590-6345; Investors and analysts: Danielle Dagenais, Vice President, Investor Relations, (514) 599-5392/

(MOL.A. MOL.B.)

CO: MOLSON - INVESTORS; MOLSON - NEWS ROOM

CNW 08:01e 22-SEP-03

EVENT: WEBCAST EVENT – MOLSON INC.
RESERVATION: (CNW Montreal)
TIME: 09:35
REFERENCE: MOLSON INC.-WC-101003a.DOC
LENGTH: 25:00 minutes
DATE: SEPTEMBER 23, 2003

DANIEL O'NEILL'S PRESENTATION AT SCOTIA CAPITAL EVENT

MURRAY GAINER: For those of you that have just come in, I'd like to welcome you to our conference. My name is Murray Gainer.

We're going to be taking a shift now from retailing to consumer products. And without any further introduction, I'd like to introduce Molson Inc. and its President and Chief Executive Officer, Dan O'Neill.

DANIEL J. O'NEILL (President and Chief Executive Officer – Molson Inc.): Thanks, Murray. Good morning, everyone.

Can we put the slide up on the screen, please? Thank you.

Good morning. Over the last four years, Molson has been very, very successful in defining what we plan on doing, what we refer to as our vision, and studying the guidelines on how to measure those and measure ourselves against that vision.

Each year, we've been able to add a new building block or insert a new source of energy in the form of either new business or new people and to ensure that our success continues on.

Today, I plan to share with you – and many of you I'm sure are very familiar with our overall plan that we talked about in our vision, and then our newly-found focus and source of energy that will allow us, we feel very comfortable that it will double our EBIT over the next five or six years and boost us from currently around $5 billion to approximately... Excuse me. To move it up to $1 billion from $530 million, okay.

And in doing that, and the basis of our full work was international strategy that we studied for the last four years, to discover where we should go internationally and where we want to move from where we are today.

And the surprise and the conclusion that I'll bring you to, and very much of a surprise for us, was that we feel with our current footprint, we're very, very solid over the next two to three years to continue to build on what we have, as opposed to going off and risking another acquisition. But I want to share some of that with you.

But first, looking at our vision, most of you are familiar with the company has a very clear, concise vision to remain one of the best performing beer companies in the world as measured by long-term shareholder value.

If you look at how we've been doing, we've delivered best-in-class returns over the last three years. If you look at it in the last four years, we're in the same, basically the same position. And over the last five, we're probably in second or third. But once that fifth year goes off, those numbers will be back to number one over a five-year period. So we're very, very positive in the past.

Critical in what our specific objectives are, and if you look primarily at the three on the left, we grow, our target is to grow EBIT to 14.5 percent a year, grow our market share annually, which

has probably been the toughest challenge that we have – and we'll talk to that later, and grow our volume globally four to five percent.

The enablers in this very critical part of this whole process are the two points on the right:

The organizational renewal. To meet the challenges and to meet our objectives, which are tough in each one of the regions we're in, we need to have the horsepower available to do that. And that has been some of the transition as we've been getting bigger and, the challenges become larger, some of the horsepower is not there to...you know, the traditional horsepower is not there to be able to achieve it. And we've made changes in the last year in that area.

So you can see it from the results, we're pretty solid when you look at, our volume growth, obviously up '03, has been driven by a comparison to Brazil and the addition of Brazil in the 61 percent. But you look down and where...and the continuous improvement comparable at plus 15, plus 23, plus 39. First quarter, plus 15, the cash flow point of view is again very positive. This will come back in very positive at the end of Q2. The EVA, which I'll talk to you in a minute, and EPS continues to grow.

So very, very strong results overall. You look at your EVA, we put in an EVA measurement system, surprisingly enough right here and you can see where we've gone. The big increase here was selling the Canadians. We turned it positive finally, after a long history of negative returns on an EVA basis and you can see where we are in terms of continuing to improve it. And what we measure is the improvement year-on-year, as opposed to just in absolute.

But this, you can see, the sale of the Montreal Canadians really took $300 million off our books, and put that into an investment that was returning much more positive returns. We had $300 million losing $10 to $12 million a year. It's tough to be EVA-positive when you have a situation like that.

The other element that's been pretty consistent since, basically the year 2000, in June of 2000 is what we refer to as our four strategic pillars of where we base our work. And each one of our presentations usually focuses on one of these.

I'm going to talk about the strategic work we've done, but before I do that, just to reassure everyone, from a cost basis, we have project 125 in place. We're in its first year of the three-year additional 125. A lot of people think, have you tapped that out? You did $150 million in the first three years.

Will you be able to do another, 125? We need to more actually discuss additional upsides internally on the 125. We don't like to talk about those numbers until we really feel comfortable they're there. But internally we have two or three sources available to us to reach another... to move that number forward.

So we're definitely not tapped out on the cost saving area. In fact, there are two big areas left that we haven't looked at, especially in the logistics area. In overall distributions, there are two areas that we've not even touched since I joined the company about four and a half years ago.

For a strategic point of view and the interesting findings which I want to share, we started to do and develop and worked on this, our international strategy. And the interesting point here is that, when we did that study three and half years ago, we identified Brazil as one of the top three countries we would like to get into and the Kaiser brand is the brand we'd like to purchase.

So when we went into this situation, we felt real comfortable that coming out of it was going to be another new country and another new brand. And about third-quarters of the way through the study we went, that might not be the great thing to do given, a lot of factors in the marketplace, but more importantly, the uncertainty I think that we all have – not I personally – but most of the investment group has and the concern they have over the Brazilian market. And have we really fixed or set a pattern in Brazil that would give people confidence? And I don't think, personally, to the outside world we've done that.

So rather than go out and start searching for something else, we felt, the real opportunity is to establish very clearly a very good track record on the current footprint we have.

So coming out of the international strategy was very clear. Priority one is to deliver the tremendous value potential available in the current business. Canada is clearly the driver of most of our value, 90 percent of our profit, 95 percent of our profit. In Brazil, achieve the stated targets and establish credibility in our previous M&A activity. We have to be able to deliver. Is it close? I think it's very close to communicating to the outside world that they know what they're doing and I think the next three quarters, we will demonstrate that all the stuff we've done in the last 18 months is starting to bear fruit and people will see the results of that.

So, I'm much more comfortable now than I was 18 months ago, nine months ago, three months ago, at what we have and what's available to us.

The US, we had traditionally not, we'd always talked about the US as, well, it's relatively small. It's minus six million, in the total overall view. If we can make that plus 20, there's a big change there. So, we're refocusing on that with Coors to say how do we make this larger, faster and much more profitable?

So we feel comfortable that the plans are in place. They're not in place. They've been initiated to improve the US faster than we had originally planned and the export business established an international presence and focus on two to three investment markets. I'll show you on one chart where we are globally and you'll all say, well, what happened? You know, you guys are totally out of whack with reality.

So potential M&A activity represents a medium-term opportunity to achieve growth beyond the core, but it is now a choice of ours. If I'm talking about the current footprint and what we have available to us, it's hardly a requirement. We're not forced into a corner and have to pay a huge multiple, to buy something else. We can clearly delivery our targets without going in that area and strengthen our overall base by corporation significantly more by doing that.

So I'll take a look at each one – Canada, US, Brazil.

In Canada, I'll touch on a couple of points. I think critical, singular focus on a consistent set of core owned brands. That core owned brands part drives the profits. We've got to make sure that's growing. Even if our total share is not growing, we can drive improved profitability by driving our core owned. A continuous stream of innovation to make sure that happens. Innovation in the super premium segment where the prices are much higher, 20 to 30 percent higher. That's where we want to play. Pressure in the marketplace. So people, feeling that there's not more place in the market. Well, there are effective price increases in the market. If we can transition people, through innovation, up into our core owned and up into our super premium segment.

This is a key area. Extract profits of share weakness. The LCBO, we've made a huge improvement this year. The Maritimes is still weak. Although we've gained about two share points, we're less than ten share in the Maritimes and we're 45 nationally. And Manitoba continues to be in the 22 range, but we've picked up three or four points there by putting in a new selling organization and addressing that a little bit differently.

Managed relative position of our partner brands in the portfolio. We identified through the international study, that Heineken and Coors especially are critical partners for us going forward that we can leverage going forward and we have to nurture that a little better than I have personally in the past, because I've been pretty tough on the partners, trying to pull them back from where we were before and I think, going forward, we have to do a little nurturing.

The goal for Molson USA, I talked about. But critical here is we have a sales force dedicated to our own company, of about 67 to 70 people now. It's in the Coors system. Our competitors have sales forces of 125 to 150. And to get on-premise performance, we really have to. And to be able to achieve these points, we have to be able to strengthen our sales organization.

So in working with Coors, we have to bring more to the party. It's very expensive to have a sales force dedicated to the small brand we have. So how do we make better use of that selling organization is a challenge and a discussion that we're having with Coors right now. Can we bring in new brands? Can we expand? Can Bavaria, a successful brand here in Canada, be launched

to a much larger audience? And those are the things we're in discussion and will be part of next summer's programming. Excuse me.

Success in Brazil requires success in eight key areas. This is something that we did early on, prior to the actual acquisition. So we've known about it. The cost program, that's easy. I mean, we set up project 100. We got $72 million right out of the chutes, but we changed it to 200. That's not...that's an easy one. We're good at that.

If you look at this chart and say what is the most critical thing you have to do to achieve success in Brazil, it's not... You know, one other point. We're unbelievably good and Coca-Cola is unbelievably great at moving product from our warehouse to where the product's been sold.

The problem and the surprise to us – and it took us a long time to get there, you might say – is the selling ability of our selling... of the Coca-Cola sales force to sell beer, okay. Where they've been selling beer in the south of the country for many years, they're awesome. But for the majority of the country, probably 60 percent of the country, 70 percent of the country, they've not been experienced at selling beer. And it's not a matter of just the training, okay. It's a matter of having focus and it's a matter of, having the information.

We've spent, since January, building our own selling organization and transitioning out of, some of the old systems that were there. Telephone sales systems, some (inaudible).

You know, if you look back, they talked about eight to ten share points in ten years on Kaiser and if you look at who's been selling the product, it's been, 30-32 percent of it, so 50 percent of the 32 percent has been sold by telephone sales. And that's not how you sell beer. On-premise in bars. It's working there.

Over the last three, well, since about February, we started bringing in, we brought in a new senior VP of sales who had 17 years with AmBev. Se brought in five regional managers with significant beer experience, all over ten years. And now, we've been hiring selling people by region across the country, either putting those people into the Coke system, only selling beer, or in our system, selling beer in the region and working with bottlers for distribution.

The big question is, well what's the incremental cost of that? It just comes out of the distribution margin that we have with Coca-Cola. So it's not incremental.

So, the overall performance, as we head into the Brazilian summer, should significantly improve as we... and we will continue to build selling strength in varying regions across the country.

Robert actually is arriving. Robert, our president of our Brazilian company is here today, we're discussing this afternoon how far and how quickly we should actually add sales people. Are we capable and how quickly can we do that? But we need it in two other regions for sure and we need that before the summer. Big regions and we plan on doing that in both Rio de Janeiro and Sao Paulo. So most of the big markets, and we will hopefully have those people in place by the next two months.

Now this is the international chart that I talked to you about and, from the point of view of exports, we're the 15th largest brewer in world. We used to be 22nd, but if you look at where we are in the top 25 international brands excluding the US imports, we're way down here, okay. Pretty small in terms of the exports that we don't do, literally. We're the 169th largest brewer in the world. Now even from my perspective, and everyone criticizes me for only accepting like being number one, 169 is way off that target, okay and there's a lot of opportunity using basically very, very little cost.

There's a big awareness of our brand. The Carling brand, for example, we own in 95 countries around the world. It's about the 11th largest brand in the world. It's well known in all these countries. We have demand for the product, so we just have to implement a strategy to get that done and we'll move forward with that.

So international activity needs to be evaluated, relative potential creation of value. Obviously on that last column on the right, when we presented this to the board, all those value numbers were put in here. I'll let you calculate your own, okay. In Canada, a $50 million cost savings. You can see the value.

M&A and activity. Basically on the M&A side, when we concluded it, we said, if we're going to do an M&A, it has to be better, than the current levels that we can get without doing that. So anything that we add on has to be better. And this showed actually, it was more than doubling of our current stock price, actually, when we did the values of those, of the current footprint.

So it was quite significant and we presented, and as we presented it to the board, it was, a five-year situation where we felt comfortable with the current footprint, we can double the stock price.

Extensive search for potential deals was undertaken and this was, it was a global study. We initially considered all potential targets, the 20 largest beer markets, the top three brewers by country. We narrowed the list to interesting opportunities based on the criteria. We conducted an in-depth analysis by company on each one of these. There was a 408-page deck that we finally ended up after doing each country and all the specifics of each potential company by country.

If you just look, the active consolidation worldwide since '99, $25 billion in deals. Pretty significant when you look at, some of these huge... if you look AmBev you see that what they've done in South America, you look at Interbrew and the list just gets longer. They did two in the last two months, after stating they were going to walk away from it, they did two big ones in the last two months. So they just keep churning these out.

And what the interesting conclusion is, the surprising conclusion is has there been any value creation with these deals? And if you go to the previous chart and compare it to this, the big buyers are all falling down in this area. The guys who have been quite restrictive are up over the line.

So it's a tough...you know, and we've done all the work on the multiples and the size of that expansion. It's really difficult to make money on an acquisition; very difficult when you're buying, two and three a week. I mean, it's a little tough, to actually make those pay out and their multiples are super high. And if anyone's interested, talk to our company and we can probably give you some of that historical data because the work has been done.

So the next step (inaudible) for M&A is continuing dialogue with the industry. It's basically slow it down, keep your ears to the ground and the CEO, CFO level will continue talking. We'll focus in on our partners to see what opportunities are there, but it's not going to be a time consuming factor of the company.

Basically, because we feel there's... you know, by really improving our focus on the core assets, we could deliver a doubling of profit and stock price over the next five years. And those are the critical programs of delivering in each one of the countries we're talking about.

So Canada, pretty basic. That's the project 125, plus we could put their strategic pricing, little more cautious on pricing than we have been, but we feel there's still upside there.

The US, become one of the top three imports. Re-achieve our old number of 1.8.

Brazil, aggressively perform well in Brazil. And I look at a 15 to a 16 share, project 200 and a huge gap in pricing, global pricing relative to country and internal price differences relative to alternative drinks as being the opportunity and then start to build a small export business.

Molson growth from the current footprint, highly cash generative. What this was put on the chart to say is what could we do with this, if we just delivered and what it would leave us?

In excess of $1 billion of EBIT by 2009. We could potentially fully repay our debt whereas at the end of the quarter, of this quarter, we will be back to the pre-acquisition debt levels that we had prior to the acquisition of Kaiser. So it was 18 months to get back full. The debt capacity would increase significantly. So if you wanted to buy something later, you would have a lot more, power to do that, or leverage to do that.

But I think what we will be presenting to the board, the next board meeting, is the ability to continue to increase our dividends. We have a policy, 25 to 30 percent of trailing net earnings. And it's hard for us to keep up with that because our profits are growing faster and we continue to increase the dividend, but we're just barely reaching it. But if you do the math and see where we

are and you say, well, yes, they should have another dividend in X period of time, that will happen as we pull in our results.

We're going to stick to the policy, we'll increase our dividends accordingly and that should be a continuous stream of increases.

Buy back shares is an alternative and obviously to make...we'll pay...buy back shares and decrease the debt overall. And those are the three elements that we'll be working on and presenting to the board, as I said, in November.

So that's the overall presentation. I think I'm about five minutes to seven minutes ahead of schedule, and I left it there for questions.

Yes. Do you need a microphone?

I found out in these webcast meetings, if the question's not put on the microphone, the answer can be misinterpreted. It's very important.

UNIDENTIFIED MALE SPEAKER: Okay, so here's the question. I understand that some of the Coke distributors effectively sold their Molson shares forward, and so I'm interested to hear you say, hiring sales people in Brazil. I guess the conclusion I draw from that is maybe some of the incentives you set up in that system didn't work and I'm wondering if you could talk a bit about that please.

DANIEL J. O'NEILL: No, I...First of all, I didn't know they sold them forward, okay. But I'll find out about that in about two and a half seconds after the meeting.

But because I had...I talked to some people yesterday about doing a presentation to them about us potentially buying them back if they want to sell them, but I'll find that out.

The overall situation with the Coke bottlers, I think, is unbelievably positive. In August of last year – so a year ago or 14 months ago – we presented to the Coke bottlers on the case for beer and presented a very detailed document to all the bottlers in general, and then one by one by bottler specifically on the value creation potential for them, of selling beer.

Beer is significantly more profitable for them than Coca-Cola. It's not even close. And when we did the work, we took the category growth, the profitability of the category, the profitability of all the segments they actually compete in, whether it's juices or water, the overall total potential. The cost to them of producing this product was basically zilch, as we presented it to them. So they're putting it on their truck and showed the overall returns, which were significant.

When I presented that to the group of bottlers in August, we had everyone hounding on us to come directly to them. We also took a bottler who was successful in selling beer versus one not successful in beer and one not selling beer at all and showed the returns. The highest, obviously and actually the guy who was even not successful in beer was more profitable than the guy not selling beer.

Then we took to them their competitive situation, where AmBev is selling Pepsi and the full amount of money that AmBev has to compete against them when they're not just thinking it's only they're competing against Pepsi, but the profit pool available to fight their situation.

We have probably of the 16 bottlers, I would say we have 14 – and I'll find out this afternoon if it's 15 – totally on board with us, absolutely 100 percent. And to the fact that, they are totally accepting to hire on, on their own payroll, 30 or 40 sales people, depending on the region, because we bring with it now an expertise that we didn't have before.

It was hard to convince them to sell beer. We did three research studies in the country. One, mostly in the south, where they've been selling beer, but one individual hired 11... the head of the bottlers association, (inaudible), and he hired 11 sales people directly to sell beer. His business went up 32 percent and he used that and he presented that to the other bottlers in the association meeting as we were trying to show them the benefits.

So I think they're totally...they're unbelievably on board. Maybe if you look for apprehension and the apprehension would come from a concern about how AmBev will respond if we become much more aggressive in the beer area and they become...and they're perceived as being more aggressive in the beer area.

The addition of FEMSA actually taking over Panamco has been a huge positive because they do sell beer in Mexico. So that's been a real plus as well.

So overall, I think – and it's all credit to Robert Coallier who went down there. He knows every one of these guys, spends weekends with them. It's phenomenal and it's a real positive relationship.

That's it? Perfect. Thank you very much.

UNIDENTIFIED MALE SPEAKER: Thanks very much.

DANIEL J. O'NEILL: Thank you.

(Applause)

*****

Continuing to Deliver

September 23, 2003

THE COMPANY HAS A CLEAR, CONCISE VISION

To remain as one of the best performing beer companies in the world, as measured by . . .

Long Term Return to Shareholders

-1-

MOLSON HAS DELIVERED BEST IN CLASS RETURNS TO ITS SHAREHOLDERS OVER THE LAST THREE YEARS



Last Three Years
Molson 199.5%
Lion Nathan 114.6%
Anheuser Busch 56.8%
Foster's Group 26.0%
Carlsberg 18.1%
AmBev 8.4%
San Miguel 7.6%
Adolph Coors 5.3%
Grupo Modelo -2.1%
Scottish & Newcastle -7.1%
SAB Miller -10.1%
Heineken -11.2%
FEMSA -23.0%
CCU -24.1%
Interbrew -28.5%
Quilmes -61.4%
Last Fiscal Year
Lion Nathan 30.7%
San Miguel 19.9%
Foster's Group 13.7%
Molson 6.0%
CCU 5.1%
SAB Miller -7.0%
Heineken -9.1%
Anheuser Busch -9.4%
Carlsberg -10.0%
AmBev -12.4%
Grupo Modelo -19.6%
Quilmes -24.9%
Interbrew -26.1%
Adolph Coors -27.1%
FEMSA -28.3%
Scottish & Newcastle -28.3%

- 2 -

FOCUS REMAINS ON FIVE SPECIFIC OBJECTIVES



Enablers
Objectives
Grow EBIT 14.5% Annually
Grow Market Share Annually
Grow Volume 4% to 5% Annually
Organization Renewal
Improve Quality

- 3 -

MOLSON HAS CONSISTENTLY DELIVERED AGAINST EBIT AND EVA OBJECTIVES

	F'01	F'02	F'03	Q1 F'04
Volume	+2.6%	+21%	+61%	-12%
Net Revenue	+5.0%	+13%	+20%	-3.6%
Gross Margin	+3.6%	+1.4%	+2.8%	+3.4%
Comparable EBIT	+15%	+23%	+39%	+15%
Cash Flow	+10%	+26%	+27%	-24%
EVA	+$33M	+$34M	+$12M	N/A
EPS	$1.19	$1.62	$2.21	$0.67
EPS Growth	+31%	+36%	+36%	+22%

- 4 -

EVA REMAINS THE DRIVING FORCE: 3RD YEAR OF POSITIVE EVA


($M)
50
0
-50
-100
-150
EVA
Share Price
-33.9
-39.2
-89.4
-126.7
-118.3
-51.1
-68.7
-89.5
-20.0
16.0
60.0
71 962
$17.38
$12.75
$12.44
$10.00
$12.13
$11.45
$12.18
$10.55
$11.65
$22.00
$34.92
$33.67
$35
$30
$25
$20
$15
$10
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003

Fiscal years 2000 – 2003 have been restated to exclude intangible asset amortization.

- 5 -

MOLSON CONTINUES TO FOCUS ON FOUR STRATEGIC AREAS, RECENTLY COMPLETING AN INTERNATIONAL REVIEW


Shareholder/Employee Alignment
Global Costs
Strategic Bases
Profitable Growth
Peer Group
Anheuser Busch
Carlsberg
Heineken

MOLSON'S INTERNATIONAL STRATEGY STARTS WITH EXECUTION IN ITS HOME MARKET

Priority one is to deliver the tremendous value potential available in current businesses

1. Canada: driver of Molson's value creation potential; priority is profitable share gain
2. Brazil: achieve stated targets and establish credibility in M&A activities
3. U.S.: re-achieve 1.858M Bbls and establish Molson as one of Top 3 import brands
4. Export: establish international presence through focus on 2-3 investment markets

Potential M&A activity represents a medium-term opportunity to achieve growth beyond the core: choice, <u>not requirement</u>

- Enables Molson to address risks associated with global consolidation process
- Provides potential for sustained growth and increased shareholder value
- Successful major brewers do not use international activity to offset weakness at home, they deliver both

-7-

IN CANADA, PRIORITY IS PROFITABLE SHARE GAIN

Requirements for Success

Leadership, management skill depth and experience to deliver

Singular focus on a consistent set of core-owned brands
- Continuous stream of innovation
- Marketing mix that favours brand building vs. buying volume

Executional excellence: managed capacity, targeted effort, efficient implementation

Attack pockets of share weakness: LCBO, Maritimes, Manitoba

Manage relative position of partner brands in portfolio
- Heineken, Corona, Coors

Maintain leadership in growing light and super-premium segments
- Focus efforts on owned brand entries

Ensure participation in profitable growth in Value segment

Keep foot on accelerator everyday

- 8 -

GOAL FOR MOLSON U.S.A. TO RETURN TO BEING A SIGNIFICANT CONTRIBUTOR TO OVERALL BUSINESS

Requirements for Long-term Success and Profit Impact in the U.S. Market

Requirement for Success	Description
Marketing and promotional strategy	Consistent support behind a strong brand portfolio
Local market choice	Focusing effort against very small set of key, high potential import markets
Resource allocation	Distorting resources against highest priorities
Sales execution	Building brand through on-premise success; Flawless execution of on and off-premise programs and merchandizing
Achieving price premium	SP Price point that delivers real profit potential
Best available distribution partner	Securing access to high quality distribution, smooth back-office execution

- 9 -

SUCCESS IN BRAZIL REQUIRES SUCCESS IN EIGHT AREAS

Strategy/Element	Objective
1 Broaden distribution/ availability	▪ Increase beer coverage within bottlers' current POS base ▪ Grow bottlers' beer distribution base
2 Enhance POS execution	▪ Prioritize POS and define service level requirements ▪ Enhance brand visibility, POS target
3 Strategically improve pricing	▪ Manage price across distribution chain and regions ▪ Align and monitor discount policy along distribution chain
4 Reduce cost	▪ P200; reduce can costs
5 Turn around self service	▪ Maximize M&S return on contract investment and its effectiveness
6 Focus premium brands	▪ Focus on key brands and regions ▪ Implement M&S investment flexibility, efficiency and monitoring
7 Maximize super premium potential	▪ Implement priorities and targets by brand and region
8 Improve commercial processes with bottlers	▪ Program to improve bottler beer execution capabilities

MOLSON CURRENTLY LACKS A STRONG INTERNATIONAL BRAND PRESENCE

Molson Ranks 169th Among International Export Brands (Outside U.S.)


Top 25 International Brands Excluding U.S. Volumes 2001 (Mhl)
(Mhl)
Heineken 13.3; Carlsberg 9.2; Budweiser 8.4; Amstel 8.2; Stella Artois 6.8; Foster's 6.6; Guinness 4.3; Tuborg 3.7; Miller 3.1; Kronen-bourg 2.3; Coors 1.9; Beck's 1.9; Bavaria 1.8; Holsten 1.7; Faxe 1.3; Corona 1.2; Tiger 1.2; Grolsch 1.1; Budvar 0.9; DAB 0.8; Asahi 0.8; Buckler 0.7; Bass Ale 0.7; St. Omer 0.7; Castle 0.6; Molson 0.0
Rank: 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 169

Molson Ranks 21st Among International Export Brands (Including U.S.)


Top 25 International Brands Including U.S. Volumes 2001 (Mhl)
(Mhl)
Heineken 18.1; Carlsberg 9.3; Corona 9.0; Amstel 8.9; Budweiser 8.4; Foster's 7.5; Stella Artois 6.9; Guinness 5.3; Tuborg 3.7; Miller 3.1; Beck's 2.8; Kronenb. 2.3; Labatt 1.9; Coors 1.9; Bavaria 1.8; Holsten 1.7; Bass Ale 1.5; Faxe 1.3; Grolsch 1.2; Tiger 1.2; Molson 1.0; Tecate 0.9; Asahi 0.9; DAB 0.9; Budvar 0.9
Rank: 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25

INTERNATIONAL ACTIVITY NEEDS TO BE EVALUATED RELATIVE TO POTENTIAL TO CREATE VALUE

Potential Areas for Creating Shareholder Value	Scenarios	Potential EBIT Impact ($M)	Value
Canada	1 share point gain <u>or</u> $50M in cost savings	$22M $50M	
United States	Double Molson USA volume to 2.0Mhl	$20M	
Brazil	1 share point gain <u>or</u> $100M Reais in cost savings	$10M $45M	
Develop Export Business	Grow export business to 500 Khl *over 5 years*	$14M	
M&A Activity	TBD	TBD	

Below value of $100M Molson investment of time and effort a distraction from the real strategic imperative

- 12 -

EXTENSIVE SEARCH FOR POTENTIAL DEALS UNDERTAKEN

Targets Assessed Along Several Criteria

1 Initially Considered all Potential Targets

Began process by considering Top 3 brewers in 20 largest global beer markets

2 Narrowed List to "Interesting" Deals

Refined list based on several criteria:

- Availability
- Market position
- Value creation potential
- Affordability
- Ownership structure
- Fit with Molson

3 Conducted in-Depth Analysis

Conducted full review of interesting targets to assess attractiveness

Targets screened against several criteria:

- Market attractiveness
- Business fundamentals
- Value creation potential
- Logic for Molson to pursue deal
- Fit with Molson capabilities
- Risk

- 13 -

ACTIVE CONSOLIDATION WORLDWIDE SINCE 1999: $25B IN DEALS

Select M&A Activity of Top 10 Brewers

	Top 10 Brewers	2002 Volume (Mhl)	New or Increased Investment Since 1999 ($B)
1.	SABMiller	133	Miller (5.6, US), Pilsner Urquell (0.6, Czech Rep.), Castel (0.3, Africa), BevCo (0.5, Central America), Kaluga (Russia), Piwowarska/Dojidy (Poland), Mysore/Rochee (India)
2.	A-B	129	Tsingtao (0.2, China), CCU (0.3, Chile)
3.	Heineken	105	BBAG (2.1, Austria), Grupo Cruzcampo (0.8, Spain), Gemer/Martiner (Slovakia), Affligem Brouwerij (Belgium), Bayerische Brauholding (0.6, Germany), Bravo (0.4, Russia), Karlowacka (Croatia), Karlsberg (Germany), Tempo (Israel), Namibia (Africa)
4.	Interbrew	84	Bass (3.4, UK), Whitbread (0.6, UK), Becks (1.8, Germany), Diebels (0.1, Germany), Sun Brewing (0.2, Russia/Ukraine), Zagrebacka (Croatia), Damm (Spain), Trebjesa (Serbia/Montenegro), Cass (S. Korea), Apatin (Serbia), KK Group (China)
5.	AmBev	73	AmBev merger (Brazil), AmBev/Quilmes (1.2, Brazil/Argentina), CCBA (Argentina), Cerv. Internacional (Paraguay), Cerv. Boliviana (through Quilmes, Bolivia), Salus (Uruguay)
6.	Carlsberg	64	Orkla merger (1.5), Okocim (Poland), Turk Tuborg (Turkey), Pirinsko (Bulgaria), Panonska (Croatia), Hite (S. Korea), Unicer (Portugal), Feldschlossen (Switzerland)
7.	S&N	48	Kronenbourg (France), Hartwall (1.2, Finland, includes 50% of BBH Russia/Ukraine), Mythos (Greece), Centralcer(Portugal), United Brewers (India)
8.	Coors	40	Carling (1.9, UK)
9.	Modelo	40	n/a
10.	Kirin	37	San Miguel (0.5, Philippines)

- 14 -

LEVEL OF INTERNATIONAL ACQUISITIONS NOT A PREDICTOR OF SHAREHOLDER VALUE CREATION

Over 10 Years Many Brewers Have Created Value



Average TSR (1992-2002) vs. Level of M&A Activity
Avg. TSR (1992-2002)
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
A-B
Molson
Heineken
Coors
San Miguel
S&N
Kirin
Carlsberg
Asahi
SABM
Sapporo
0%
20%
40%
60%
80%
100%
120%
Last Ten Year Deal Value as % of Enterprise Value

Over 3 Years Value Creation More Difficult



Average TSR (1999-2002) vs. Level of M&A Activity
Avg. TSR (1999-2002)
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
Molson
Lion Nathan
Boston Beer
A-B
Coors
Carlsberg
San Miguel
Heineken
SABM
Modelo
S&N
Asahi
Kirin
Interbrew(1)
Sapporo
0%
20%
40%
60%
80%
100%
120%
Last Three Year Deal Value as % of Enterprise Value
(1) Interbrew IPO in 2000

Over last 3 years, M&A activity not translating to TSR performance

- 15 -

RECOMMENDED NEXT STEPS FOR M&A

Slow Burn, Reactive But Ready

Continue dialogue within industry

- Initiate and maintain contact with current partners
- Discussions kept to senior levels
- Objective to maintain open channels, not instigate deal activity

Low level activity to maintain readiness, monitor developments and keep "ear to the ground"

- Global industry evolution
- Deal activity
- Global brewer strategies
- Performance of potentially attractive players

- 16 -

REDOUBLING FOCUS ON CORE ASSETS COULD DELIVER DOUBLING OF PROFIT AND STOCK OVER NEXT 5 YEARS

Four Priorities to Maximize Value From Existing Businesses				Growth Beyond Core
Canada	**U.S.**	**Brazil**	**Export Strategy**	**M&A Activity**
Deliver P125 Strategic pricing Share gain through innovation "A-B like" consistency in delivery of results	Become one of Top 3 Import brands Re-achieve 1.858M Bbls *Continue to* build credibility Potential for selective acquisitions	Achieve targets: • P200 • Share gain • Pricing • POS execution *Establish* credibility in M&A activity/ integration	Build international volume through focus on 2-3 investment markets Seek to export to additional markets *with limited* investment of people or dollars	Address risks from continued market consolidation Provide potential for sustained growth and shareholder value *potential*
Immediate Focus / Short-term Priority				Medium-term Opportunity

- 17 -

MOLSON GROWTH FROM CURRENT FOOTPRINT HIGHLY CASH GENERATIVE OVER NEXT FIVE YEARS

EBIT	In excess of $1B by 2009, almost double 2003 levels
Net Debt	Fully repaid by 2008
Debt Capacity	Increased 3x to $4B
Cash Generated	Available to ▪ Increase dividends ▪ Buy back shares ▪ Make acquisitions (in longer term)

Potentially leads to a doubling of the current shareholder value

- 18 -

Forward Looking Statements

This presentation contains forward-looking information reflecting management's current expectations regarding future operating results, economic performance, financial condition and achievements of the Corporation. Forward-looking statements are subject to certain risks and uncertainties and actual results may differ materially. These risks and uncertainties are detailed in Molson filings with the appropriate securities commissions and include risks related to foreign exchange, commodity prices, tax matters, foreign investment and operations as well as contingent liabilities. The Corporation undertakes no obligation to update or revise any forward-looking statements publicly.

FORM 45-102F2

**CERTIFICATE UNDER MULTILATERAL INSTRUMENT 45-102
RESALE OF SECURITIES**

**TO: Nova Scotia Securities Commission
Ontario Securities Commission**

Molson Inc. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on September 16, 2003 of $200 000 000 principal amount of Floating Rate Medium Term Notes maturing September 16, 2005 of Molson Inc., Molson Inc. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 "Resale of Securities" at the distribution date.

DATED at Montréal this 25 day of September 2003.

MOLSON INC.

(s) Marie Giguère

Per: Name: Marie Giguère
Senior Vice President, Chief Legal Officer and Secretary

From: Gagnon, Carole
Sent: October 7, 2003 11:13
To: 'TSX Reporting DF (Montreal)'; 'TSX Reporting SG (Montreal)'
Subject: Form 1: Change in Outstanding and Reserved Securities - SEPTEMBER 2003

Please find attached the above report for Molson's MOL.A and MOL.B shares for the month of September 2003.

Do not hesitate to contact me if you have any questions.

Kind regards,

TSE - 03-Sept - MOLA.doc (196 ...   TSE - 03-Sept - MOLB.doc (145 ...

Carole Gagnon
Corporate Administrator
Molson Inc.
Tel.: (514) 590-6338
Fax: (514) 590-6358
Cell.: (514) 973-4883

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**104,620,373**
ADD:	Stock Options Exercised	42,050	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	0	
	Other Issuance (provide description):	0	
SUBTRACT:	Issuer Bid (Purchase/Cancellation)	(0)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**104,662,423**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**		
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

		# of Shares	Balance
B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**		
	NAME OF PROGRAM: ***Optional Stock Dividend and Share Purchase Plan***		
	Opening Reserve for Dividend Reinvestment Plan		**872,299**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		(0)
	Closing Reserve for Dividend Reinvestment Plan		**872,299**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***

Stock Options Outstanding — Opening Balance	**5,420,850**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
18-Sep-2003	Ken Campbell	17-Sep-2013	$34.46	12,000
18-Sep-2003	Les Hine	17-Sep-2013	$34.46	25,000
			SUBTOTAL	**37,000**

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
09-Sep-2003	Ferg Devins	27-Jun-2000	$14.04 CAD	2,500
	Anne Marie Halpin	27-Jun-2000	$14.04 CAD	3,000
	Catherine Vennat	18-May-2001	$22.50 CAD	1,000
11-Sep-2003	Larry A. Boughton	07-Sep-1999	$12.52 CAD	1,200
	Vito Culmone	27-Jun-2000	$14.04 CAD	4,250
	Philippe P. Duval	07-Sep-1999	$12.52 CAD	1,750
	Keith Gilbert	07-Sep-1999	$12.52 CAD	750
	Patrick L. Kelley	07-Sep-1999	$12.52 CAD	4,500
	Philippe Rainville	07-Sep-1999	$12.52 CAD	1,750
12-Sep-2003	Wayne Cheeseman	07-Sep-1999	$12.52 CAD	1,250
	Michel Robitaille	07-Sep-1999	$12.52 CAD	2,250
15-Sep-2003	Larry A. Boughton	07-Sep-1999	$12.52 CAD	50
17-Sep-2003	Michael S. Downey	12-Sep-2000	$16.30 CAD	5,000
18-Sep-2003	Michael S. Downey	12-Sep-2000	$16.30 CAD	5,000
19-Sep-2003	Roy W. Hryn	07-Sep-1999	$12.52 CAD	1,200
22-Sep-2003	Roy W. Hryn	07-Sep-1999	$12.52 CAD	50
23-Sep-2003	Robert Cholette	07-Sep-1999	$12.52 CAD	1,750
	Robert Cholette	27-Jun-2000	$14.04 CAD	3,000
	Ron Paterson	18-May-2001	$22.50 CAD	1,800
			SUBTOTAL	**(42,050)**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL	**(0)**	**(0)**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price		Number
12-Sep-2003	Josie McGuire	10-May-2002	09-May-2012	$36.79	CAD	1,000
30-Sep-2003	Stuart Ballantyne	18-May-2001	17-May-2011	$22.50	CAD	1,000
18-Aug-2003	Gustavo Ramos	31-Jan-2001	30-Jan-2010	$18.535	CAD	10,000
18-Aug-2003	Gustavo Ramos	10-May-2002	09-May-2012	$36.79	CAD	5,000
18-Aug-2003	Gustavo Ramos	02-May-2003	01-May-2013	$32.31	CAD	8,000
				SUBTOTAL		(25,000)
Stock Option Outstanding — Closing Balance						**5,390,800**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**7,296,663**
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	(42,050)	
Stock Appreciation Rights (SUBTRACT)	(0)	
Closing Share Reserve Balance at end of period		**7,254,613**

All information reported in this Form is for the month of **SEPTEMBER, 2003**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE October 7, 2003

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**22,447,720**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	(0)	
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase	(0)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**22,447,720**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**		
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**N/A**

		# of Shares	Balance
B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**		
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**N/A**

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM:

Stock Options Outstanding — Opening Balance	**N/A**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL		

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**N/A**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**N/A**
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**N/A**

All information reported in this Form is for the month of SEPTEMBER, **2003**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Carole Gagnon
PHONE / EMAIL	(514) 590-6338 / cxgagnon@molson.com
DATE	October 7, 2003

Gagnon, Carole

From: Gagnon, Carole
Sent: October 7, 2003 12:28
To: 'TSX Reporting DF (Montreal)'; 'TSX Reporting SG (Montreal)'
Subject: Form 3: Change in Officers

Please see attach:

Form 3 - Change in Directors O...

Kind regards,

Carole Gagnon
Corporate Administrator
Molson Inc.
Tel.: (514) 590-6338
Fax: (514) 590-6358
Cell.: (514) 973-4883

FORM: 3 | Company Name: **MOLSON INC.** | Stock Symbol: **MOL.A** **MOL.B**

CHANGE IN OFFICERS / DIRECTORS / TRUSTEES

A separate Form per individual should be completed. If there are multiple changes, copy and paste electronically or photocopy the form.

Identity of the Individual

Mr.	DOWNEY	MICHAEL	S.
CIVIL TITLE (e.g. MR.,MS, MRS.)	SURNAME	FIRST NAME	MIDDLE NAME(S)

CHECK HERE ☐ **Addition (new appointment)**

Position — identify position(s) now held, or to be held, by the individual	Effective Date of Change

CHECK HERE ☒ **Deletion (termination or resignation)**

Position — identify position(s) from which the individual resigned or was terminated	Effective Date of Change
President, Molson Canada, Ontario/West Region	August 8, 2003

CHECK HERE ☐ **Change in Position / Title**

Position — identify the title or position(s) formerly held by the individual and the one now held by that individual	Effective Date of Change
OLD POSITION(S)	
NEW POSITION(S)	

For Non-Exempt Company:

Has a Personal Information Form filed with the TSE?

☐ YES ☐ NO

DATE FILED

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338

DATE October 7, 2003

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business Editors:
Molson Issues Cdn$50 Million of Unsecured Floating Rate Medium Term Notes

MONTREAL, Oct. 20 /CNW Telbec/ - Molson Inc. announced today that it has successfully issued CDN$50 million aggregate principal amount of floating rate medium term notes maturing October 19, 2004. This is the second issuance of notes out of a total CDN$500 million medium term note program. The notes are direct unsecured obligations of Molson and were offered by way of a private placement in Canada.

The offering was completed by RBC Dominion Securities Inc. The short term debt of Molson Inc. is rated R-1 (low) by Dominion Bond Rating Service Limited. The long term debt of Molson Inc. is rated A (low) by Dominion Bond Rating Service Limited and BBB+ by Standard & Poor's.

The net proceeds from the sale of the notes will be used by Molson to repay a portion of its indebtedness under an existing credit facility. The notes were issued at more favourable terms than the current credit facility. The notes have not been offered or sold within the United States or to U.S. persons.

Molson Inc. (TSX: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Marca Bavaria, Kaiser and Bavaria.

%SEDAR: 00001968EF

/For further information: Media: Sylvia Morin, Vice President, Corporate Affairs, (514) 590-6345; Investors and analysts: Danielle Dagenais, Vice President, Investor Relations, (514) 599-5392/

(MOL.B. MOL.A.)

CO: MOLSON - INVESTORS; MOLSON - NEWS ROOM

CNW 12:03e 20-OCT-03

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business Editors:
Normand Legault and Molson Dedicated to Working Together to Save Montreal Formula 1 Race

MONTREAL, Oct. 20 /CNW Telbec/ - Normand Legault, President and CEO of GPF1 and Daniel J. O'Neill, President and CEO of Molson Inc. today issued a joint statement reaffirming their determination to work together to keep the Montreal Grand Prix on the Formula One race calendar. Several solutions are being explored concerning the funding of the event and current discussions do not include a change of ownership as a condition for staging the Formula One race.

"Molson has played a key role in obtaining an extension of the deadline to reinstate the Montreal Grand Prix on the Formula One calendar and Dan O'Neill has been instrumental in searching for the additional funding needed to stage the event in 2004", said Normand Legault of GPF1. He is hopeful that having Molson and Daniel O'Neill work with him will make the end of October funding deadline easier to meet.

"Molson prides itself in being an active member in the Montreal community and we saw recent events as an opportunity to once again make a meaningful contribution to Montreal. Our objective is to have the Grand Prix return to Montreal next year and for the years to come", said Daniel J. O'Neill. "We intend to go on working with Normand Legault as owner and head of the Montreal Grand Prix to achieve this objective."

Both parties will continue to discuss and work towards the ultimate goal which is to ensure that a Formula One race is staged in Montreal for 2004 and in the following years. Both parties do not plan to make any further statements at this time.

Molson Inc. (TSX: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Marca Bavaria, Kaiser and Bavaria.

%SEDAR: 00001968EF

/For further information: Sylvia Morin, Vice President, Corporate Affairs, Molson Inc., (514) 590-6345; Richard Prieur, Vice President, GPF1 inc., (514) 982-0833/

(MOL.A. MOL.B.)

CO: MOLSON INC.; MOLSON - NEWS ROOM

CNW 17:18e 20-OCT-03